Form 40-F
period 2012-12-31
Bellatrix Exploration Ltd.
filed 2013-03-21
CIK 1483405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Commission file number 1-35644

BELLATRIX EXPLORATION LTD.

(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	None
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if	Identification Number (if
	applicable))	Applicable))

Suite 2300, 530 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8
(403) 266-8670
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711
(302) 738-6680
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 107,868,774

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒              No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐              No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F of Bellatrix Exploration Ltd. (“Bellatrix”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2012;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012; and

(c)	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012. Bellatrix’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

(d)	Supplementary Oil and Gas Information

40-F1

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Bellatrix Exploration Ltd.’s (“Bellatrix”) fiscal year ended December 31, 2012, an evaluation of the effectiveness of Bellatrix’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Bellatrix’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Bellatrix’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Bellatrix’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Bellatrix in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Bellatrix’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

It should be noted that while Bellatrix’s principal executive officer and principal financial officer believe that Bellatrix’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Bellatrix’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. This annual report on Form 40-F does not include (i) a report of management’s assessment regarding internal control over financial reporting that meets the requirements for such a report set forth in Form 40-F or (ii) an attestation report of Bellatrix’s registered public accounting firm, due to a transition period established by rules of the Commission for newly public companies. Bellatrix has included in the Management’s Discussion and Analysis filed as Exhibit 99.2 to this Annual Report on Form 40-F, a report of management’s assessment regarding internal control over financial reporting that has been prepared in accordance with Canadian securities law requirements. Bellatrix is not required to obtain an attestation report of Bellatrix’s registered public accounting firm pursuant to Canadian securities laws.

(d)	Attestation Report of the Registered Public Accounting Firm. This annual report on Form 40-F does not include an attestation report of Bellatrix’s registered public accounting firm due a transition period established by the Jumpstart Our Business Startups Act of 2012 and transition rules established by rules of the Commission for newly public companies. In addition, Bellatrix is not required to obtain such a report pursuant to Canadian securities laws.

40-F2

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2012, there were no changes in Bellatrix’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Bellatrix’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Bellatrix’s board of directors has determined that Doug N. Baker, a member of Bellatrix’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the NYSE MKT.

Code of Ethics.

Bellatrix has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics” (the “Code of Ethics”), that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on Bellatrix’s website at www.bellatrixexploration.com, and is available in print, free of charge, to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Bellatrix’s Investor Relations Department at (403) 266 8670 or by e-mail at investor.relations@bellatrixexp.com.

Since the date on which Bellatrix became subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, there have not been any amendments to, or waivers, including implicit waivers, granted from, any provision of the Code of Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Bellatrix may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on Bellatrix’s website, which may be accessed at www.bellatrixexp.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information−External Auditor Service Fees” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

40-F3

Pre-Approval Policies and Procedures.

(a)	The required disclosure is included under the heading “Audit Committee Information−Pre-Approval Policies and Procedures” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)	Of the fees reported under the heading “Audit Committee Information−External Auditor Service Fees” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 to this Annual Report on Form 40-F, none of the fees billed by KPMG LLP were approved by Bellatrix’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in Bellatrix’s Management’s Discussion and Analysis, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations.

The following table sets forth Bellatrix’s known contractual obligations as at December 31, 2012:

		Payments due by period (in thousands of Canadian dollars)
Contractual Obligations	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt – Principal (1) (2)	133,047	-	133,047	-	-
Convertible Debentures – Principal	55,000	-	55,000	-	-
Convertible Debentures – Interest	6,085	2,613	3,472	-	-
Net Operating Leases (3)	2,186	1,307	879
Drilling Commitments (4)	181,472	30,972	136,500	7,000	7,000
Commodity Contract Liability (5)	7,345	1,131	6,214	-	-
Decommissioning Liabilities (6)	43,909	-	7,187	5,796	30,926
Finance Lease Obligation	14,556	1,425	3,069	3,172	6,890
Total	443,600	37,448	345,368	15,968	44,816

(1)	Approval to extend the revolving period must be obtained from the banking syndicate on June 25, 2013. Bellatrix has successfully extended its credit facilities on each renewal date since it was formed as a corporation on November 1, 2009.
(2)	Interest payments have been excluded as future debt levels are unknown at this time.

40-F4

(3)	Operating leases relate to office space and are presented net of contractual recoveries from subtenants.
(4)	Amounts represent minimum estimated contractual amounts for capital expenditures pursuant to farm-in or other agreements.
(5)	Represents the liability portion of the fair value of Bellatrix’s outstanding commodity risk management contracts.
(6)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of Bellatrix’s properties.

Identification of the Audit Committee.

Bellatrix has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Doug N. Baker, Keith E. MacDonald and Melvin M. Hawkrigg.

Mine Safety Disclosure.

Not applicable.

NYSE MKT Statement of Governance Differences.

As a Canadian corporation listed on the NYSE MKT, Bellatrix is not required to comply with most of the NYSE MKT corporate governance standards, so long as it complies with Canadian and TSX corporate governance requirements. In order to claim such an exemption, however, Section 110 of the NYSE MKT Company Guide requires that Bellatrix provide to NYSE MKT written certification from independent Canadian counsel that the non-complying practice is not prohibited by Canadian law. In addition, Bellatrix must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE MKT corporate governance standards.

Bellatrix has prepared a summary of the significant ways in which its corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE MKT’s corporate governance standards, and that summary, entitled “Significant Differences in Bellatrix’s Corporate Governance Practices Compared to NYSE MKT Corporate Governance Standards”, is available for viewing on Bellatrix’s website at: http://www.bellatrixexploration.com/AboutUs/CorporateGovernance.asp

Bellatrix's corporate governance practices meet or exceed all applicable Canadian requirements. They also incorporate some best practices derived from the NYSE MKT rules, and comply with applicable United States securities laws and rules adopted by the Commission. Further information about Bellatrix's corporate governance practices is included in Bellatrix's Information Circulars prepared in respect of its annual meetings of shareholders.

40-F5

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

Bellatrix undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

Bellatrix has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Bellatrix shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of Bellatrix.

40-F6

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 21, 2013.

Bellatrix Exploration Ltd.

By:	/s/ Edward J. Brown

Name:	Edward J. Brown
Title:	Vice President, Finance and Chief Financial Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2012

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012

99.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board

99.4	Supplementary Oil and Gas Information

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of Sproule Associates Limited