Form 40-F
period 2014-12-31
Bellatrix Exploration Ltd.
filed 2015-03-19
CIK 1483405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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
(302) 738-6680
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 191,950,576

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes ☐               No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F of Bellatrix Exploration Ltd. (“Bellatrix”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)                                 Annual Information Form for the fiscal year ended December 31, 2014;

(b)                                 Management’s Discussion and Analysis for the fiscal year ended December 31, 2014; and

(c)                                  Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014.  Bellatrix’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.  Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles.

(d)                                 Supplementary Oil and Gas Information

40-F1

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)                                 Certifications.  See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)                                 Disclosure Controls and Procedures.  As of the end of Bellatrix’s fiscal year ended December 31, 2014, an evaluation of the effectiveness of Bellatrix’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Bellatrix’s management, with the participation of its principal executive officer and principal financial officer.  Based upon that evaluation, Bellatrix’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Bellatrix’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Bellatrix in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Bellatrix’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)                                  Management’s Annual Report on Internal Control Over Financial Reporting.  The required disclosure is included under the heading “Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting” in Bellatrix’s Management Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)                                 Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the “Independent Auditor’s Report of Registered Public Accounting Firm” that accompanies Bellatrix’s Audited Consolidated Financial Statements for the year ended December 31, 2014, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)                                  Changes in Internal Control Over Financial Reporting. The required disclosure is included under the heading “Controls and Procedures - Management’s Annual Report on Internal Control over Financial Reporting” in Bellatrix’s Management

40-F2

Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Bellatrix’s board of directors has determined that Doug N. Baker, a member of Bellatrix’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Ethics.

Bellatrix has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics” (the “Code of Ethics”), that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on Bellatrix’s website at www.bellatrixexploration.com, and is available in print, free of charge, to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting:  Bellatrix’s Investor Relations Department at (403) 266 8670 or by e-mail at investor.relations@bellatrixexploration.com.

Bellatrix intends to disclose and summarize any amendment to, or waiver from, any provisions of the Code of Ethics that is required to be so disclosed and summarized, on its website at www.bellatrixexploration.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information-External Auditor Service Fees” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)                                 The required disclosure is included under the heading “Audit Committee Information–Pre-Approval Policies and Procedures” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)                                 Of the fees reported under the heading “Audit Committee Information-External Auditor Service Fees” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form

40-F3

40-F, none of the fees billed by KPMG LLP were approved by Bellatrix’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in Bellatrix’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading “Commitments” in Bellatrix’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Bellatrix has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Doug N. Baker, Keith E. Macdonald, Melvin M. Hawkrigg and Keith S. Turnbull.

Mine Safety Disclosure.

Not applicable.

New York Stock Exchange Disclosure

Presiding Director at Meetings of Non-Management Directors

Bellatrix schedules regular executive sessions in which Bellatrix’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  Mr. W.C. (Mickey) Dunn serves as the presiding director (the “Presiding Director”) at such sessions.  Each of Bellatrix’s non-management directors is “independent” for the purposes of Canadian National Instrument 58-101 and the rules of the New York Stock Exchange.

Communication with Non-Management Directors

Shareholders may send communications to Bellatrix’s non-management directors by writing to the Presiding Director, c/o Corporate Secretary, Bellatrix Exploration Ltd. Suite 1920, 800 5th Ave SW Calgary, Alberta, Canada T2P 3T6.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specific

40-F4

topics.  Such guidelines are required to be posted on the listed company’s website.  Bellatrix operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are described under the heading “Statement of Corporate Governance Practices” in Bellatrix’s Information Circular prepared in connection with its annual meetings of shareholders.  However, Bellatrix has not codified its corporate governance principles into formal guidelines for posting on its website.

Board Committee Mandates

The Mandates of Bellatrix’s audit committee, compensation committee, and corporate governance committee are each available for viewing on Bellatrix’s website at www.bellatrixexploration.com.

NYSE Statement of Governance Differences

As a Canadian corporation listed on the New York Stock Exchange, Bellatrix is not required to comply with most of the NYSE’s corporate governance standards, so long as it complies with Canadian and Toronto Stock Exchange corporate governance requirements.  In order to claim such an exemption, however, Bellatrix must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the New York Stock Exchange’s corporate governance standards.

Bellatrix has prepared a summary of the significant ways in which its corporate governance practices differ from those required to be followed by U.S. domestic companies under the New York Stock Exchange’s corporate governance standards, and that summary, entitled “Significant Differences in Bellatrix’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards”, is available for viewing on Bellatrix’s website at www.bellatrixexploration.com.

Bellatrix’s corporate governance practices meet or exceed all applicable Canadian requirements.  They also incorporate some best practices derived from the New York Stock Exchange rules and comply with applicable United States securities laws and rules adopted by the Commission.  Further information about Bellatrix’s corporate governance practices is included under the heading “Statement of Corporate Governance Practices” in Bellatrix’s Information Circular prepared in respect of its annual meetings of shareholders.

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

40-F6

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 19, 2015.

BELLATRIX EXPLORATION LTD.

/s/ Edward J. Brown
Name:	Edward J. Brown
Title:	Executive Vice-President, Finance and Chief Financial Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2014

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2014

99.3

Audited Consolidated Financial Statements for the fiscal year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board

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