Form 40-F
period 2016-12-31
Bellatrix Exploration Ltd.
filed 2017-03-17
CIK 1483405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 246,585,828

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

.

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F of Bellatrix Exploration Ltd. (“Bellatrix”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2016;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2016;

(c)	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016. Bellatrix’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles; and

(d)	Supplementary Oil and Gas Information.

40-F1

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Bellatrix’s fiscal year ended December 31, 2016, an evaluation of the effectiveness of Bellatrix’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Bellatrix’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Bellatrix’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Bellatrix’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Bellatrix in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Bellatrix’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)	Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading "Controls and Procedures - Management's Annual Report on Internal Control over Financial Reporting" in Bellatrix’s Management Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Independent Auditor’s Report of Registered Public Accounting Firm” that accompanies Bellatrix’s Audited Consolidated Financial Statements for the year ended December 31, 2016, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. The required disclosure is included under the heading "Controls and Procedures - Management's Annual Report on Internal Control over Financial Reporting" in Bellatrix’s Management Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

40-F2

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Bellatrix’s board of directors has determined that Keith S. Turnbull, a member of Bellatrix’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the New York Stock Exchange.

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

Principal Accountant Fees and Services.

The required disclosure is included under the heading “Audit Committee Information−External Auditor Service Fees” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

Pre-Approval Policies and Procedures.

(a)	The required disclosure is included under the heading “Audit Committee Information−Pre-Approval Policies and Procedures” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

(b)	Of the fees reported under the heading “Audit Committee Information−External Auditor Service Fees” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 to this Annual Report on Form 40-F, none of the fees billed by KPMG LLP were approved by Bellatrix’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

40-F3

Off-Balance Sheet Arrangements.

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in Bellatrix’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included under the heading "Commitments" in Bellatrix’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Identification of the Audit Committee.

Bellatrix has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Keith S. Turnbull, Keith Macdonald and Thomas E. MacInnis.

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

40-F4

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

40-F6

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 17, 2017.

BELLATRIX EXPLORATION LTD.

/s/ Edward J. Brown
Name:	Edward J. Brown
Title:	Executive Vice-President, Finance and Chief Financial Officer

40-F7

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2016

99.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2016

99.3	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board

99.4	Supplementary Oil and Gas Information

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of InSite Petroleum Consultants