Form 40-F
period 2017-12-31
Bellatrix Exploration Ltd.
filed 2018-03-14
CIK 1483405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017
Commission file number 1-35644
BELLATRIX EXPLORATION LTD.
(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	98-1187740 (I.R.S. Employer Identification Number (if Applicable))
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

Securities registered or to be registered pursuant to Section 12(g) of the Act.None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 49,378,026

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                        [ ]

FORM 40-F
Principal Documents
The following documents, filed as Exhibits to this Annual Report on Form 40-F of Bellatrix Exploration Ltd. (“Bellatrix”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2017;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017;

(c)
Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017. Bellatrix’s Audited Consolidated Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles; and

(d)	Supplementary Oil and Gas Information.

40-F 1

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of Bellatrix’s fiscal year ended December 31, 2017, an evaluation of the effectiveness of Bellatrix’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Bellatrix’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Bellatrix’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Bellatrix’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Bellatrix in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Bellatrix’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

It should be noted that while Bellatrix’s principal executive officer and principal financial officer believe that Bellatrix’s disclosure controls and proc9edures provide a reasonable level of assurance that they are effective, they do not expect that Bellatrix’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading "Controls and Procedures - Management's Annual Report on Internal Control over Financial Reporting" in Bellatrix’s Management Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit 13.2 to this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Independent Auditor’s Report of Registered Public Accounting Firm” that accompanies Bellatrix’s Audited Consolidated Financial Statements for the year ended December 31, 2017, filed as Exhibit 13.3 to this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting. The required disclosure is included under the heading "Controls and Procedures - Management's Annual Report on Internal Control over Financial Reporting" in Bellatrix’s Management Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit 13.2 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.
None.
Audit Committee Financial Expert.
Bellatrix’s board of directors has determined that Keith S. Turnbull, a member of Bellatrix’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F) and is “independent” as that term is defined in the rules of the New York Stock Exchange.
Code of Ethics.
Bellatrix has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the “Code of Business Conduct and Ethics” (the “Code of Ethics”), for its directors, officers, employees and contractors.  In March 2018, the Code of Ethics was updated to reflect changes in Canadian law regarding facilitation payments, and to reflect other changes regarding accepting gifts, invitations and entertainment, and to incorporate other non-substantive amendments.

The Code of Ethics is available for viewing on Bellatrix’s website at www.bxe.com, and is available in print, free of charge, to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Bellatrix’s Investor Relations Department at (403) 266 8670 or by e-mail at investor.relations@bxe.com.

40-F 2

Bellatrix intends to disclose and summarize any amendment to, or waiver from, any provisions of the Code of Ethics that is required to be so disclosed and summarized, on its website at www.bxe.com.
Principal Accountant Fees and Services.
The required disclosure is included under the heading “Audit Committee Information−External Auditor Service Fees” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 13.1 to this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures.

(a)
The required disclosure is included under the heading “Audit Committee Information−Pre-Approval Policies and Procedures” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 13.1 to this Annual Report on Form 40-F.

(b)
Of the fees reported under the heading “Audit Committee Information−External Auditor Service Fees” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 13.1 to this Annual Report on Form 40-F, none of the fees billed by KPMG LLP were approved by Bellatrix’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.
The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in Bellatrix’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit 13.2 to this Annual Report on Form 40-F.
Tabular Disclosure of Contractual Obligations.
The required disclosure is included under the heading "Commitments" in Bellatrix’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2017, filed as Exhibit 13.2 to this Annual Report on Form 40-F.
Identification of the Audit Committee.
Bellatrix has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Keith S. Turnbull, Keith E. Macdonald and Thomas E. MacInnis.
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

40-F 3

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
Board Committee Mandates
The Mandates of Bellatrix’s audit committee, compensation committee, and corporate governance committee are each available for viewing on Bellatrix’s website at www.bxe.com.
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
Bellatrix has prepared a summary of the significant ways in which its corporate governance practices differ from those required to be followed by U.S. domestic companies under the New York Stock Exchange’s corporate governance standards, and that summary, entitled “Significant Differences in Bellatrix’s Corporate Governance Practices Compared to NYSE Corporate Governance Standards”, is available for viewing on Bellatrix’s website at www.bxe.com.
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

40-F 4

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking
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

40-F 5

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 13, 2018.

BELLATRIX EXPLORATION LTD.

/s/ Maxwell (Max) Lof
Name:	Maxwell (Max) Lof
Title:	Executive Vice-President and Chief Financial Officer

40-F 6

EXHIBIT INDEX

Exhibit	Description
13.1	Annual Information Form for the fiscal year ended December 31, 2017
13.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2017
13.3
Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board

13.4	Supplementary Oil and Gas Information
14.1	Code of Ethics
23.1	Consent of KPMG LLP
23.2	Consent of InSite Petroleum Consultants
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

40-F 7