Form 40-F
period 2018-12-31
Bellatrix Exploration Ltd.
filed 2019-03-21
CIK 1483405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018
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

Securities registered or to be registered pursuant to Section 12(g) of the Act. Common Shares, no par value
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 80,909,225

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company. [ ]

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
Principal Documents
The following documents, filed as Exhibits to this Annual Report on Form 40-F of Bellatrix Exploration Ltd. (“Bellatrix”), are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2018;

(b)	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018;

(c)
Audited Financial Statements for the fiscal year ended December 31, 2018. Bellatrix’s Audited Financial Statements included in this Annual Report on Form 40-F have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Therefore, they are not comparable in all respects to financial statements of United States companies that are prepared in accordance with United States generally accepted accounting principles; and

(d)	Supplementary Oil and Gas Information.

40-F 1

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures. As of the end of Bellatrix’s fiscal year ended December 31, 2018, an evaluation of the effectiveness of Bellatrix’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Bellatrix’s management, with the participation of its principal executive officer and principal financial officer. Based upon that evaluation, Bellatrix’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Bellatrix’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Bellatrix in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to Bellatrix’s management, including its principal executive officer and principal financial officers, to allow timely decisions regarding required disclosure.

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

(c)
Management’s Annual Report on Internal Control Over Financial Reporting. The required disclosure is included under the heading "Controls and Procedures - Management's Annual Report on Internal Control over Financial Reporting" in Bellatrix’s Management Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit 13.2 to this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the “Independent Auditor’s Report of Registered Public Accounting Firm” that accompanies Bellatrix’s Audited Consolidated Financial Statements for the year ended December 31, 2018, filed as Exhibit 13.3 to this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting. The required disclosure is included under the heading "Controls and Procedures - Management's Annual Report on Internal Control over Financial Reporting" in Bellatrix’s Management Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit 13.2 to this Annual Report on Form 40-F.

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

40-F 2

Principal Accountant Fees and Services.
The required disclosure is included under the heading “Audit Committee Information−External Auditor Service Fees” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 13.1 to this Annual Report on Form 40-F.
Pre-Approval Policies and Procedures.

(a)
The required disclosure is included under the heading “Audit Committee Information−Pre-Approval Policies and Procedures” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 13.1 to this Annual Report on Form 40-F.

(b)
Of the fees reported under the heading “Audit Committee Information−External Auditor Service Fees” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 13.1 to this Annual Report on Form 40-F, none of the fees billed by KPMG LLP were approved by Bellatrix’s audit committee pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.
The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in Bellatrix’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit 13.2 to this Annual Report on Form 40-F.
Tabular Disclosure of Contractual Obligations.
The required disclosure is included under the heading "Commitments" in Bellatrix’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2018, filed as Exhibit 13.2 to this Annual Report on Form 40-F.
Identification of the Audit Committee.
Bellatrix has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Keith S. Turnbull, Keith E. Macdonald and Thomas E. MacInnis.
Mine Safety Disclosure.
Not applicable.

40-F 3

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

40-F 4

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 21, 2019.

BELLATRIX EXPLORATION LTD.

/s/ Maxwell A. Lof
Name:	Maxwell A. Lof
Title:	Executive Vice-President and Chief Financial Officer

40-F 5

EXHIBIT INDEX

Exhibit	Description
13.1	Annual Information Form for the fiscal year ended December 31, 2018
13.2	Management’s Discussion and Analysis for the fiscal year ended December 31, 2018
13.3
Audited Consolidated Financial Statements for the fiscal year ended December 31, 2018, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board

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

40-F 6