Form 20-F
period 2018-12-31
Bellatrix Exploration Ltd.
filed 2019-04-29
CIK 1483405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______________

Commission file number: 001-35644

 Bellatrix Exploration Ltd.
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

1920, 800 5th Avenue SW, Calgary, Canada T2P 3T6
(Address of principal executive offices)

Steve Toth, Tel: 403-266-8670, investor.relations@bxe.com
1920, 800 5th Avenue SW, Calgary, Canada T2P 3T6
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 80,909,225

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Introduction

In this Annual Report on Form 20-F, except as otherwise indicated or as the context otherwise requires, the "Company", "we", “our” or "us" or "Bellatrix" refers to Bellatrix Exploration Ltd.

Currency

Unless we otherwise indicate in this annual report, all references to "Canadian Dollars", "CDN$" or "$" are to the lawful currency of Canada and all references to "U.S. Dollars" or "US$" are to the lawful currency of the United States.

Cautionary Note Regarding Forward-Looking Statements
This annual report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian securities regulations. Certain of the statements contained herein including, without limitation, management plans and assessments of future plans and operations, Bellatrix's expected 2019 Capital Budget, the effect of refinancing the Senior Notes (as defined herein) prior to March 2020, expected timing for spending capital and expected costs, Bellatrix's future business plans and strategy, Bellatrix's criteria for evaluating acquisitions, dispositions and other opportunities, Bellatrix's intentions with respect to future acquisitions, dispositions and other opportunities, production estimates, plans with respect to excess processing and transportation commitments, plans and timing for development of undeveloped proved and probable reserves, timing of when Bellatrix may be taxable, estimated abandonment and reclamation costs, wells to be drilled, the weighting of commodity expenses, and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, the Company’s future liquidity and financial capacity; the Company’s ability to satisfy its financial obligations in future periods; expectations regarding the Company’s ability to restructure its capital structure; the Company’s intention to realign its capital structure and the timing thereof; the Company’s filings with the Court and the ability to obtain the Final Order; failure to timely satisfy the conditions of the Recapitalization Transaction or to otherwise complete the Recapitalization Transaction; the expected process for implementing the Recapitalization Transaction; the effect of the Recapitalization Transaction; may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively "forward-looking statements"). Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue", "shall", "estimate", "expect", "propose", "might", "project", "predict", "forecast" and similar expressions may be used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, the risk that Bellatrix may be unable to repay its debt at maturity, the risk that Bellatrix's lenders may take actions that result in Bellatrix's debt becoming due prior to maturity, the risk that Bellatrix may be unable to secure alternative financing arrangements, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources and the risk factors outlined under “Risk Factors” and elsewhere herein. The recovery and reserve estimates of Bellatrix's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.
Forward-looking statements are based on a number of factors and assumptions which have been used to develop such forward-looking statements but which may prove to be incorrect. Although Bellatrix believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because Bellatrix can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this document, assumptions have been made regarding, among other things: the ability of Bellatrix to refinance its debt prior to maturity; the impact of increasing competition; the general stability of the economic and political environment in which Bellatrix operates; the timely receipt of any required regulatory approvals; the ability of Bellatrix to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which Bellatrix has an interest in, to operate the field in a safe, efficient and effective manner; the ability of Bellatrix to obtain financing on acceptable terms; the ability to maintain in good standing under agreements governing Bellatrix’s outstanding indebtedness; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of Bellatrix to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which Bellatrix operates; and the ability of Bellatrix to successfully market its oil and natural gas products.
Readers are cautioned that the foregoing list of factors is not exhaustive of all factors and assumptions which have been used. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the U.S. Securities and Exchange Commission ("SEC") website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements as a result of new information, or review them to reflect new events or circumstances except as required by applicable securities laws.
Cautionary Note to United States Investors Concerning Reserves and Production Reporting Practices

The Company reports its production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies.
The primary differences between the Canadian and United States reporting requirements include the following: (i) the Canadian standards require disclosure of proved and probable reserves, while the U.S. standards require disclosure of only proved reserves; (ii) the Canadian standards permit the disclosure of oil and gas resources, while the U.S. standards prohibit such disclosure; (iii) the Canadian standards require the use of forecast prices in the estimation of reserves, while the U.S. standards require the use of 12-month average prices which are held constant; (iv) the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis, while the U.S standards require disclosure on a net (after royalties) basis; (v) the Canadian standards require disclosure of production on a gross (before royalties) basis, while the U.S. standards require disclosure on a net (after royalties) basis; and (vi) the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards.
This annual report includes estimates of proved and proved plus probable reserves. Probable reserves have a lower certainty of recovery than proved reserves. The SEC requires oil and gas issuers in their filings with the SEC to disclose only proved reserves but permits the optional disclosure of probable reserves. The SEC definitions of proved reserves and probable reserves are different than NI 51-101; therefore, proved, probable and proved plus probable reserves disclosed in this annual report may not be comparable to United States standards. As a consequence of the foregoing, our reserves estimates and production volumes in this annual report may not be comparable to those made by companies utilizing United States reporting and disclosure standards.
 Explanatory Note Regarding Presentation of Financial Information
The annual audited financial statements contained in this annual report are reported in Canadian dollars. For all periods up to and including the year ended December 31, 2018, we prepared our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial statements prepared in accordance with IFRS are not comparable in all respects with financial statements that are prepared in accordance with U.S. generally accepted accounting principles.
Non-GAAP Measures
Throughout this document, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by IFRS and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Bellatrix’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

This document contains the term “adjusted funds flow” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in this MD&A. Adjusted funds flow per share is calculated using the weighted average number of shares for the period.
This MD&A also contains the terms “net debt”, “total net debt”, and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt, net debt and adjusted working capital deficiency may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, the liability component of the Convertible Debentures, current Credit Facilities and long term Credit Facilities. Net debt excludes the liability component of the Convertible Debentures. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of decommissioning liability and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. The reconciliation between total liabilities, total debt and net debt can be found in this MD&A.
Conversion

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.292
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

Part I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected historical financial information set forth below has been derived from our annual audited financial statements.

For the years ended December 31, 2018, 2017, 2016, 2015 and 2014 we have prepared our financial statements in accordance with IFRS as issued by the IASB.

The selected historical financial information presented below is condensed and may not contain all of the information that you should consider. This selected financial data should be read in conjunction with our annual audited financial statements, the notes thereto and the sections entitled “Item 3. Key Information - D. Risk Factors” and “Item 5 - Operating and Financial Review and Prospects.”

The table below sets forth selected financial data under IFRS as issued by the IASB, which differ in certain respects from the principles the Company would have followed had its financial statements been prepared in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"). The information has been derived from our annual audited financial statements, including as set forth in “Item 18 - Financial Statements.”

The tables below set forth selected financial data under IFRS for the years ended December 31, 2018, 2017, 2016, 2015 and 2014.

Financial Data - All in CDN $'000's, unless indicated otherwise	2018	2017	2016	2015	2014
Total revenue(1)	228,712	249,399	227,874	333,318	583,467
Net profit (loss) before finance and taxes	(33,799)	(54,209)	6,342	(506,691)	240,573
Net profit (loss) before taxes	(98,044)	(75,948)	(33,526)	(585,049)	219,636
Net profit (loss) and comprehensive income (loss)	(146,339)	(91,363)	(26,668)	(444,208)	163,123
Cash flow from operating activities	62,475	55,210	37,546	103,075	294,828
Per basic share	1.05	1.12	0.88	2.70	8.05
Per diluted share	1.05	1.12	0.88	2.70	7.95
Current assets	50,323	81,291	54,979	74,236	142,548
Total assets	1,235,743	1,340,923	1,453,730	1,703,212	2,213,485
Current liabilities	114,187	100,489	137,838	112,634	232,396
Total liabilities	563,018	566,901	590,312	892,640	965,168
Total shareholders' equity	672,725	774,022	863,418	810,572	1,248,317
(1) Refer to “Non-GAAP Measures” in respect of the term“total revenue”.

Share Information

	2018	2017	2016	2015	2014
Basic common shares outstanding	80,909,225	49,378,026	49,317,166	38,392,782	38,390,115
Fully diluted common shares outstanding	91,122,802	57,172,998	58,063,025	40,962,048	40,572,783
Net (loss) profit per share - basic	(2.45)	(1.85)	(0.62)	(11.55)	4.45
Net (loss) profit per share - diluted	(2.45)	(1.85)	(0.62)	(1.55)	4.41

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors
Investors should carefully consider the risk factors set out below and consider all other information contained herein and in Bellatrix's other public filings before making an investment decision. The risks set out below are not an exhaustive list and should not be taken as a complete summary or description of all the risks associated with Bellatrix's business and the oil and natural gas business generally.
Credit Facility and Debt Arrangements
Failing to comply with covenants under Bellatrix's Credit Facilities could result in restricted access to capital or being required to repay amounts owing thereunder.
The Company is required to comply with covenants under the agreements governing the extendible revolving reserves-based credit facilities with the First Lien Lenders ("Credit Facilities"), 8.5% second lien notes due 2023 ("Second Lien Notes") and 8.5% senior unsecured notes ("Senior Notes") and in the event that Bellatrix does not comply with these covenants, Bellatrix's access to capital could be restricted or repayment could be required. Even if Bellatrix is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to Bellatrix. Events beyond Bellatrix's control may contribute to the failure of Bellatrix to comply with such covenants. A failure to comply with covenants could result in default under the agreements governing the Credit Facilities, Second Lien Notes and Senior Notes, which could result in Bellatrix being required to repay amounts owing thereunder. The acceleration of Bellatrix's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. In addition, the agreements governing the Credit Facilities, Second Lien Notes and Senior Notes may impose operating and financial restrictions on Bellatrix that could include restrictions on, the payment of dividends, repurchase or making of other distributions with respect to Bellatrix's securities, incurring of additional indebtedness, the provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.
The Company's first lien lenders use Bellatrix's reserves, commodity prices, applicable discount rate and other factors to periodically determine Bellatrix's borrowing base. There remains a substantial amount of uncertainty as to when and if commodity prices will recover. Continued depressed commodity prices or further reductions in commodity prices could result in a further reduction to Bellatrix's borrowing base, reducing the funds available to Bellatrix under the Credit Facilities. This could result in the requirement to repay a portion, or all, of Bellatrix's indebtedness.
The revolving period under the Credit Facilities ends on May 30, 2019 unless extended by the lenders thereunder. The maturity date under the Credit Facilities is six months after the end of the revolving period. Unless the revolving period is extended, the maturity date is November 30, 2019. There is no certainty that the lenders under the Credit Facilities will grant such extension. The Senior Notes mature in May 2020. In addition, although the Second Lien Notes have a maturity date in 2023, the Note Purchase Agreement provides that the maturity date of the Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remain outstanding as at March 14, 2020. Future liquidity and operations of the Company are dependent on the ability of the Company to refinance its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. See "Item 8.B. Significant Changes" for additional information on the proposed Recapitalization Transaction.
Exploration, Development and Production Risks
The Company's future performance may be affected by the financial, operational, environmental and safety risks associated with the exploration, development and production of oil and natural gas
Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long‑term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, the Company's existing reserves, and the production from them, will decline over time as the Company produces from such reserves. A future increase in the Company's reserves will depend on both the ability of the Company to explore and develop its existing properties and its ability to select and acquire suitable producing properties or prospects. There is no assurance that the Company will be able to continue to find satisfactory properties to acquire or participate in. Moreover, management of the Company may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participation uneconomic. There is also no assurance that the Company will discover or acquire further commercial quantities of oil and natural gas.
Future oil and natural gas exploration may involve unprofitable efforts from dry wells or from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not ensure a profit on the investment or recovery of drilling, completion and operating costs.
Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut‑ins of wells resulting from extreme weather conditions, insufficient storage or transportation capacity or geological and mechanical conditions. While diligent well supervision, effective maintenance operations and the development of enhanced oil recovery technologies can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.
Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, but not limited to, fire, explosion, blowouts, cratering, sour gas releases, spills and other environmental hazards. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment and cause personal injury or threaten wildlife. Particularly, the Company may explore for and produce sour gas in certain areas. An unintentional leak of sour gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Company.
Oil and natural gas production operations are also subject to geological and seismic risks, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
As is standard industry practice, the Company is not fully insured against all risks, nor are all risks insurable. Although the Company maintains liability insurance in an amount that it considers consistent with industry practice, liabilities associated with certain risks could exceed policy limits or not be covered. See "Risk Factors - Insurance". In either event, the Company could incur significant costs.
Weakness in the Oil and Natural Gas Industry
Weakness and volatility in the market conditions for the oil and natural gas industry may affect the value of the Company's reserves, restrict its cash flow and its ability to access capital to fund the development of it properties
Recent market events and conditions, including global excess oil and natural gas supply, recent actions taken by the Organization of Petroleum Exporting Countries ("OPEC"), slowing growth in China and emerging economies, market volatility and disruptions in Asia, weakening global relationships, isolationist trade policies, increased U.S. shale production, sovereign debt levels and political upheavals in various countries have caused significant weakness and volatility in commodity prices. See "Risk Factors - Political Uncertainty". These events and conditions have caused a significant decrease in the valuation of oil and natural gas companies and a decrease in confidence in the oil and natural gas industry. These difficulties have been exacerbated in Canada by political and other actions resulting in uncertainty surrounding regulatory, tax, royalty changes and environmental regulation. See "Risk Factors -Royalties and Incentives", "Risk Factors - Regulatory Authorities and Environmental Regulation" and "Risk Factors - Climate Change Regulation". In addition, the inability to get the necessary approvals to build pipelines, liquefied natural gas plants and other facilities to provide better access to markets for the oil and natural gas industry in Western Canada has led to additional downward price pressure on oil and natural gas produced in Western Canada and uncertainty and reduced confidence in the oil and natural gas industry in Western Canada.
Lower commodity prices may also affect the volume and value of the Company's reserves, rendering certain reserves uneconomic. In addition, lower commodity prices restrict the Company's cash flow resulting in less funds from operations being available to fund the Company's capital expenditure budget. Consequently, the Company may not be able to replace its production with additional reserves and both the Company's production and reserves could be reduced on a year-over-year basis. See "Risk Factors

- Reserves Estimates". Any decrease in value of the Company's reserves may reduce the borrowing base under its credit facilities, which, depending on the level of the Company's indebtedness, could result in the Company having to repay a portion of its indebtedness. See "Risk Factors - Credit Facilities". In addition to possibly resulting in a decrease in the value of the Company's economically recoverable reserves, lower commodity prices may also result in a decrease in the value of the Company's infrastructure and facilities, all of which could also have the effect of requiring a write down of the carrying value of the Company's oil and natural gas assets on its balance sheet and the recognition of an impairment charge in its income statement. Given the current market conditions and the lack of confidence in the Canadian oil and natural gas industry, the Company may have difficulty raising additional funds or if it is able to do so, it may be on unfavourable and highly dilutive terms. See "Risk Factors - Additional Funding Requirements". If these conditions persist, the Company's cash flow may not be sufficient to continue to fund its operations and to satisfy its obligations when due, and the Company's ability to continue as a going concern and discharge its obligations will require additional equity or debt financing and/or proceeds or reduction in liabilities from asset sales. There can be no assurance that such equity or debt financing will be available on terms that are satisfactory to the Company or at all. Similarly, there can be no assurance that the Company will be able to realize any or sufficient proceeds or reduction in liabilities from asset sales to discharge its obligations and continue as a going concern. See "Item 8.B. Significant Changes" for additional information on the proposed Recapitalization Transaction.
Prices, Markets and Marketing
Various factors may adversely impact the marketability of oil and natural gas, affecting net production revenue, production volumes and development and exploration activities
Numerous factors beyond the Company's control do, and will continue to, affect the marketability and price of oil and natural gas acquired, produced, or discovered by the Company. The Company's ability to market its oil and natural gas may depend upon its ability to acquire capacity on pipelines that deliver natural gas to commercial markets or contract for the delivery of crude oil by rail. Deliverability uncertainties related to the distance the Company's reserves are from pipelines, railway lines, processing and storage facilities; operational problems affecting pipelines, railway lines and processing and storage facilities; and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business may also affect the Company.
Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic and political conditions in the United States, Canada, Europe, China and emerging markets, the actions of OPEC and other oil and natural gas exporting nations, governmental regulation, political stability in the Middle East, Northern Africa and elsewhere, the foreign supply and demand of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Prices for oil and natural gas are also subject to the availability of foreign markets and the Company's ability to access such markets. A material decline in prices could result in a reduction of the Company's net production revenue. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes and the value of the Company's reserves. The Company might also elect not to produce from certain wells at lower prices.
All these factors could result in a material decrease in the Company's expected net production revenue and a reduction in its oil and natural gas production, development and exploration activities. Any substantial and extended decline in the price of oil and natural gas would have an adverse effect on the Company's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Oil and natural gas prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, increased growth of shale oil production in the United States, OPEC actions, political uncertainties, sanctions imposed on certain oil producing nations by other countries and ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for, and project the return on, acquisitions and development and exploitation projects.
Market Price
The trading price of the Common Shares may be adversely affected by factors related and unrelated to the oil and natural gas industry

The trading price of securities of oil and natural gas issuers is subject to substantial volatility often based on factors related and unrelated to the financial performance or prospects of the issuers involved. Factors unrelated to the Company's performance could include macroeconomic developments nationally, within North America or globally, domestic and global commodity prices, or current perceptions of the oil and natural gas market. In recent years, the volatility of commodities has increased due, in part, to the implementation of computerized trading and the decrease of discretionary commodity trading. In addition, in certain jurisdictions, institutions, including government sponsored entities, have determined to decrease their ownership in oil and natural gas entities which may impact the liquidity of certain securities and may put downward pressure on the trading price of those securities. Similarly, the market price of the Common Shares could be subject to significant fluctuations in response to variations in the Company's operating results, financial condition, liquidity and other internal factors. Accordingly, the price at which the Common Shares will trade cannot be accurately predicted.
Failure to Realize Anticipated Benefits of Acquisitions and Dispositions
The anticipated benefits of acquisitions may not be achieved and the Company may dispose of non-core assets for less than their carrying value on the financial statements as a result of weak market conditions.
The Company considers acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner and the Company's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Company. The integration of acquired businesses and assets may require substantial management effort, time and resources diverting management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided by third parties and the resources required to provide such services. In this regard, non‑core assets may be periodically disposed of so the Company can focus its efforts and resources more efficiently. Depending on the state of the market for such non‑core assets, certain non‑core assets of the Company may realize less on disposition than their carrying value on the financial statements of the Company.
Political Uncertainty
The Company's business may be adversely affected by recent political and social events and decisions made in Canada, the United States, Europe and elsewhere
In the last several years, the United States and certain European countries have experienced significant political events that have cast uncertainty on global financial and economic markets. Since the 2016 U.S. presidential election, the American administration has begun taking steps to implement certain of its promises made during the campaign. The administration has withdrawn the United States from the Trans-Pacific Partnership and Congress has passed sweeping tax reform, which, among other things, significantly reduces U.S. corporate tax rates. This may affect competitiveness of other jurisdictions, including Canada. In addition, the North American Free Trade Agreement has been renegotiated and on November 30, 2018, Canada, the U.S. and Mexico signed the United States-Mexico-Canada Agreement, which will replace North American Free Trade Agreement once ratified by the three signatory countries. See "Industry Conditions - The North American Trade Agreement and Other Trade Agreements". The U.S. administration has also taken action with respect to reduction of regulation, which may also affect relative competitiveness of other jurisdictions. It is unclear exactly what other actions the U.S. administration will implement, and if implemented, how these actions may impact Canada and in particular the oil and natural gas industry. Any actions taken by the current U.S. administration may have a negative impact on the Canadian economy and on the businesses, financial conditions, results of operations and the valuation of Canadian oil and natural gas companies, including the Company.
In addition to the political disruption in the United States, the citizens of the United Kingdom voted to withdraw from the European Union and the Government of the United Kingdom has taken steps to implement such withdrawal. The terms of the United Kingdom's exit from the European Union and whether it will occur at all remains to be determined. Some European countries have also experienced the rise of anti-establishment political parties and public protests held against open-door immigration policies, trade and globalization. To the extent that certain political actions taken in North America, Europe and elsewhere in the world result in a marked decrease in free trade, access to personnel and freedom of movement, it could have an adverse effect on the Company's ability to market its products internationally, increase costs for goods and services required for the Company's operations, reduce access to skilled labour and negatively impact the Company's business, operations, financial conditions and the market value of the Common Shares.
A change in federal, provincial or municipal governments in Canada may have an impact on the directions taken by such governments on matters that may impact the oil and natural gas industry including the balance between economic development and environmental policy such as the potential impact of the recent change of government in Alberta, British Columbia and announcements and actions by the government of British Columbia that may impact the completion of the Trans-Mountain Pipeline project, LNG facilities and other infrastructure projects.
Reliance on Joint Venture Partners
The Company’s business may be adversely affected by actions taken or not taken by joint venture partners.
The Company relies on joint venture partners with respect to the evaluation, acquisition and development of, and future production from, certain of its properties and a failure or inability to perform or a differing development objective by such partners, including, without limitation, O’Chiese Energy Limited Partnership, could materially affect the development of such properties.
Operational Dependence
The successful operation of a portion of Bellatrix's properties is dependent on third parties.
Other companies operate some of the assets in which the Company has an interest. The Company has limited ability to exercise influence over the operation of those assets or their associated costs, which could adversely affect the Company's financial performance. The Company's return on assets operated by others depends upon a number of factors that may be outside of the Company's control, including, but not limited to, the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and risk management practices.
In addition, due to the current low and volatile commodity prices, many companies, including companies that may operate some of the assets in which the Company has an interest, may be in financial difficulty, which could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If companies that operate some of the assets in which the Company has an interest fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations, the Company may be required to satisfy such obligations and to seek reimbursement from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, the Company potentially becoming subject to additional liabilities relating to such assets and the Company having difficulty collecting revenue due from such operators or recovering amounts owing to the Company from such operators for their share of abandonment and reclamation obligations. Any of these factors could have a material adverse effect on the Company's financial and operational results.
Project Risks
The success of the Company's operations may be negatively impacted by factors outside of its control resulting in operational delays and cost overruns
The Company manages a variety of small and large projects in the conduct of its business. Project interruptions may delay expected revenues from operations. Significant project cost overruns could make a project uneconomic. The Company's ability to execute projects and market oil and natural gas depends upon numerous factors beyond the Company's control, including:

•	the availability of processing capacity;

•	the availability and proximity of pipeline capacity;

•	the availability of storage capacity;

•
the availability of, and the ability to acquire, water supplies needed for drilling, hydraulic fracturing, and waterfloods or the Company's ability to dispose of water used or removed from strata at a reasonable cost and in accordance with applicable environmental regulations;

•	the effects of inclement weather;

•	the availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	currency fluctuations;

•	regulatory changes;

•	the availability and productivity of skilled labour; and

•	the regulation of the oil and natural gas industry by various levels of government and governmental agencies.
Because of these factors, the Company could be unable to execute projects on time, on budget, or at all.

Gathering and Processing Facilities, Pipeline Systems and Rail
Lack of capacity and/or regulatory constraints on gathering and processing facilities, pipeline systems and railway lines may have a negative impact on the Company's ability to produce and sell its oil and natural gas
The Company delivers its products through gathering and processing facilities, pipeline systems and, in certain circumstances, by rail. The amount of oil and natural gas that the Company can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities, pipeline systems and railway lines. The ongoing lack of availability of capacity in any of the gathering and processing facilities, pipeline systems and railway lines could result in the Company's inability to realize the full economic potential of its production, or in a reduction of the price offered for the Company's production. The lack of firm pipeline capacity continues to affect the oil and natural gas industry and limits the ability to transport produced oil and natural gas to market. In addition, the pro-rationing of capacity on inter-provincial pipeline systems continues to affect the ability to export oil and natural gas. Unexpected shut downs or curtailment of capacity of pipelines for maintenance or integrity work or because of actions taken by regulators could also affect the Company's production, operations and financial results. As a result, producers are increasingly turning to rail lines as an alternative means of transportation. In recent years, the volume of crude oil shipped by rail in North America has increased dramatically. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays or uncertainty in constructing new infrastructure systems and facilities could harm the Company's business and, in turn, the Company's financial condition, operations and cash flows. Announcements and actions taken by the federal government and the provincial governments of British Columbia, Alberta and Quebec relating to approval of infrastructure projects may continue to intensify, leading to increased challenges to interprovincial and international infrastructure projects moving forward. In addition, while the federal government has introduced Bill C-69 - The modernization of the National Energy Board and Canadian Environmental Assessment Agency to overhaul the existing environmental assessment process and replace the NEB with a new regulatory agency, the impact of the new proposed regulatory scheme on proponents and the timing for receipt of approvals of major projects remains unclear.
Following major accidents in Lac-Megantic, Quebec and North Dakota, the Transportation Safety Board of Canada and the U.S. National Transportation Board have recommended additional regulations for railway tank cars carrying crude oil. In June 2015, as a result of these recommendations, the Government of Canada passed the Safe and Accountable Rail Act which increased insurance obligations on the shipment of crude oil by rail and imposed a per tonne levy of $1.65 on crude oil shipped by rail to compensate victims and for environmental cleanup in the event of a railway accident. In addition to this legislation, new regulations have implemented the TC-117 standard for all rail tank cars carrying flammable liquids, which formalized the commitment to retrofit, and eventually phase out DOT-111 tank cars carrying crude oil. The increased regulation of rail transportation may reduce the ability of rail transportation to alleviate pipeline constraints and adds additional costs to the transportation of crude oil by rail. On July 13, 2016, the Minister of Transport (Canada) issued Protective Direction No. 38, which directed that the shipping of crude oil on DOT-111 tank cars end by November 1, 2016. Tank cars entering Canada from the United States will be monitored to ensure they are compliant with Protective Direction No. 38.
A portion of the Company's production may, from time to time, be processed through facilities owned by third parties and over which the Company does not have control. From time to time, these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could have a materially adverse effect on the Company's ability to process its production and deliver the same to market. Midstream and pipeline companies may take actions to maximize their return on investment, which may in turn adversely affect producers and shippers, especially when combined with a regulatory framework that may not always align with the interests of particular shippers.
Competition
The Company competes with other oil and natural gas companies, some of which have greater financial and operational resources
The petroleum industry is competitive in all of its phases. The Company competes with numerous other entities in the exploration, development, production and marketing of oil and natural gas. The Company's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Company. Some of these companies not only explore for, develop and produce oil and natural gas, but also carry on refining operations and market oil and natural gas on an international basis. As a result of these complementary activities, some of these competitors may have greater and more diverse competitive resources to draw on than the Company. The Company's ability to increase its reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price, process, and reliability of delivery and storage.

Cost of New Technologies
The Company's ability to successfully implement new technologies into its operations in a timely and efficient manner will affect its ability to compete
The petroleum industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. Other companies may have greater financial, technical and personnel resources that allow them to implement and benefit from technological advantages. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis, or at an acceptable cost. If the Company does implement such technologies, there is no assurance that the Company will do so successfully. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could also be affected adversely and materially. If the Company is unable to utilize the most advanced commercially available technology, or is unsuccessful in implementing certain technologies, its business, financial condition and results of operations could also be adversely affected in a material way.
Alternatives to and Changing Demand for Petroleum Products
Changes to the demand for oil and natural gas products and the rise of petroleum alternatives may negatively affect the Company's financial condition, results of operations and cash flow
Full conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas and technological advances in fuel economy and renewable energy generation devices could reduce the demand for oil, natural gas and liquid hydrocarbons. Recently, certain jurisdictions have implemented policies or incentives to decrease the use of fossil fuels and encourage the use of renewable fuel alternatives, which may lessen the demand for petroleum products and put downward pressure on commodity prices. In addition, advancements in energy efficient products have a similar effect on the demand for oil and natural gas products. The Company cannot predict the impact of changing demand for oil and natural gas products, and any major changes may have a material adverse effect on the Company's business, financial condition, results of operations and cash flow by decreasing the Company's profitability, increasing its costs, limiting its access to capital and decreasing the value of its assets.
Regulatory
Modification to current, or implementation of additional, regulations may reduce the demand for oil and natural gas and/or increase the Company's costs and/or delay planned operations
Various levels of governments impose extensive controls and regulations on oil and natural gas operations (including exploration, development, production, pricing, marketing, transportation and infrastructure). Governments may regulate or intervene with respect to exploration and production activities, prices, taxes, royalties, the exportation of oil and natural gas and infrastructure projects. Amendments to these controls and regulations may occur, from time to time, in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for crude oil and natural gas and increase the Company's costs, either of which may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Further, the ongoing third party challenges to regulatory decisions or orders has reduced the efficiency of the regulatory regime, as the implementation of the decisions and orders has been delayed resulting in uncertainty and interruption to business of the oil and natural gas industry. Recently, the federal government and certain provincial governments have taken steps to initiate protocols and regulations to limit the release of methane from oil and natural gas operations. Such draft regulations and protocols may require additional expenditures or otherwise negatively impact the Company's operations, which may affect the Company's profitability.
In order to conduct oil and natural gas operations, the Company will require regulatory permits, licenses, registrations, approvals and authorizations from various governmental authorities at the municipal, provincial and federal level. There can be no assurance that the Company will be able to obtain all of the permits, licenses, registrations, approvals and authorizations that may be required to conduct operations that it may wish to undertake. In addition, certain federal legislation such as the Competition Act and the Investment Canada Act (Canada) could negatively affect the Company's business, financial condition and the market value of its Common Shares or its assets, particularly when undertaking, or attempting to undertake, acquisition or disposition activity.
Royalty Regimes
Changes to royalty regimes may negatively impact the Company's cash flows

There can be no assurance that the governments in the jurisdictions in which the Company has assets will not adopt new royalty regimes, or modify the existing royalty regimes, which may have an impact on the economics of the Company's projects. An increase in royalties would reduce the Company's earnings and could make future capital investments, or the Company's operations, less economic. On January 29, 2016, the Government of Alberta adopted a new royalty regime which took effect on January 1, 2017.
Hydraulic Fracturing
Implementation of new regulations on hydraulic fracturing may lead to operational delays, increased costs and/or decreased production volumes, adversely affecting the Company's financial position
Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate the production of oil and natural gas. Specifically, hydraulic fracturing enables the production of commercial quantities of oil and natural gas from reservoirs that were previously unproductive. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delays, increased operating costs, third party or governmental claims, and could increase the Company's costs of compliance and doing business, as well as delay the development of oil and natural gas resources from shale formations, which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.
Alberta
Due to seismic activity reported in the Fox Creek area of Alberta, the Alberta Energy Regulator ("AER") announced in February 2015, seismic monitoring and reporting requirements for hydraulic fracturing operators in the Duvernay zone in the Fox Creek area. These requirements include, among others, an assessment of the potential for seismicity prior to conducting operations, the implementation of a response plan to address potential seismic events, and the suspension of operations if a seismic event above a particular threshold occurs. These requirements will remain in effect as long as the AER deems them necessary. Further, the AER continues to monitor seismic activity around the province and may extend these requirements to other areas of the province if necessary.
British Columbia
In 2018, the Government of British Columbia commissioned an independent scientific review panel to analyze hydraulic fracturing in the province and determine, among other things, how B.C.'s regulatory framework can be improved to better manage safety and environmental risks resulting from hydraulic fracturing operations. Despite a timeline to fulfill its mandate by December 31, 2018, the panel's findings are not yet publically available. Therefore, it is unclear how the panel's recommendations will influence the regulatory regime currently in place in B.C. The implementation of new regulations or modification of existing regulations, in response to the panel's findings, may adversely affect the Company's business operation, financial condition, results of operations and prospects.
Due to seismic activity recorded in the Kiskatinaw Seismic Monitoring and Mitigation ("Kiskatinaw") area, in May 2018, the British Columbia Oil & Gas Commission (the "B.C. Commission") issued special notification and monitoring requirements for hydraulic fracturing operators in the Kiskatinaw area. These requirements include, among others, the submission of a seismic monitoring and mitigation plan prior to conducting operations, pre-operation notification to both residents and the B.C. Commission, and the suspension of operations if a seismic event above a 3.0 magnitude occurs. In November 2018, seismic activity near Fort St. John in the Kiskatinaw area resulted in the suspension of several companies' operations, demonstrating the B.C. Commission's willingness to enforce these enhanced regulatory requirements. The B.C. Commission continues to monitor seismic events across the province and may implement similar requirements in other areas if necessary.
The Government of British Columbia has come under increased scrutiny for its enforcement of environmental assessment, safety and licensing requirements for dams companies have built in association with their hydraulic fracturing operations. Under the Water Sustainability Act (British Columbia), dams require a water licence. For dams over a certain size, dam-operators must comply with additional safety and reporting requirements set out in the Dam Safety Regulation (British Columbia). Larger dams are also subject to an environmental assessment and approval under the Environmental Assessment Act (British Columbia). Despite these regulatory requirements, reports have surfaced indicating that a number of unlicensed dams throughout northeastern B.C. have been constructed without the requisite regulatory authorization. While the B.C. Commission has issued compliance orders with respect to individual dams, it is uncertain how, and to what extent the relevant industry regulators will respond to this issue. The Company may face operational delays depending on the level of severity with which the overseeing regulatory authorities decide to address these unauthorized projects, particularly where the Company is not strictly complying with the current regulatory framework.

Disposal of Fluids Used in Operations
Regulations regarding the disposal of fluids used in the Company's operations may increase its costs of compliance or subject it to regulatory penalties or litigation
The safe disposal of the hydraulic fracturing fluids (including the additives) and water recovered from oil and natural gas wells is subject to ongoing regulatory review by the federal and provincial governments, including its effect on fresh water supplies and the ability of such water to be recycled, amongst other things. While it is difficult to predict the impact of any regulations that may be enacted in response to such review, the implementation of stricter regulations may increase the Company's costs of compliance.
Environmental
Compliance with environmental regulations requires the dedication of a portion of the Company's financial and operational resources
All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with oil and natural gas industry operations. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites.
Compliance with environmental legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Although the Company believes that it will be in material compliance with current applicable environmental legislation, no assurance can be given that environmental compliance requirements will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Carbon Pricing Risk
Taxes on carbon emissions affect the demand for oil and natural gas, the Company's operating expenses and may impair the Company's ability to compete
The majority of countries across the globe have agreed to reduce their carbon emissions in accordance with the Paris Agreement. In Canada, the federal and certain provincial governments have implemented legislation aimed at incentivizing the use of alternative fuels and in turn reducing carbon emissions. The taxes placed on carbon emissions may have the effect of decreasing the demand for oil and natural gas products and at the same time, increasing the Company's operating expenses, each of which may have a material adverse effect on the Company's profitability and financial condition. Further, the imposition of carbon taxes puts the Company at a disadvantage with its counterparts who operate in jurisdictions where there are less costly carbon regulations.
Liability Management
Liability management programs enacted by regulators in the western provinces may prevent or interfere with the Company's ability to acquire properties or require a substantial cash deposit with the regulator
Alberta, Saskatchewan and British Columbia have developed liability management programs designed to prevent taxpayers from incurring costs associated with suspension, abandonment, remediation and reclamation of wells, facilities and pipelines in the event that a licensee or permit holder is unable to satisfy its regulatory obligations. These programs involve an assessment of the ratio of a licensee's deemed assets to deemed liabilities. If a licensee's deemed liabilities exceed its deemed assets, a security deposit is generally required. Changes to the required ratio of the Company's deemed assets to deemed liabilities, or other changes to the requirements of liability management programs, may result in significant increases to the Company's compliance obligations. In addition, the liability management regime may prevent or interfere with the Company's ability to acquire or dispose of assets, as both the vendor and the purchaser of oil and natural gas assets must be in compliance with the liability management programs (both before and after the transfer of the assets) for the applicable regulatory agency to allow for the transfer of such assets. This is of particular concern to junior oil and natural gas companies that may be disproportionately affected by price instability. The impact and consequences of the Supreme Court of Canada's decision in the Redwater case on the AER's rules and policies, lending practices in the crude oil and natural gas sector and on the nature and determination of secured lenders to take enforcement proceedings will no doubt evolve as the consequences of the decsision are evaluated and considered by regulators, lenders and receivers/trustees.
Climate Change
Compliance with greenhouse gas emissions regulations may result in increased operational costs to the Company
The Company's exploration and production facilities and other operations and activities emit Greenhouse Gas ("GHG") which may require the Company to comply with greenhouse gas emissions legislation at the provincial or federal level. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. As a signatory to the United Nations Framework Convention on Climate Change ("UNFCCC") and a signatory to the Paris Agreement, which was ratified in Canada on October 3, 2016, the Government of Canada pledged to cut its GHG emissions by 30 per cent from 2005 levels by 2030. One of the pertinent policies announced to date by the Government of Canada to reduce GHG emission is the planned implementation of a nation-wide price on carbon emissions. The federal carbon levy goes into effect on April 1, 2019 and will affect provinces which have not implemented their own carbon taxes, cap-and-trade systems or other plans for carbon pricing, namely Ontario, Manitoba, Saskatchewan and New Brunswick. The federal carbon levy will be at an initial rate of $20 per tonne. Provincially, the Government of Alberta has already implemented a carbon levy on almost all sources of GHG emissions, now at a rate of $30 per tonne. The implementation of the federal carbon levy is currently subject to constitutional challenges submitted by the Provinces of Saskatchewan and Ontario, which are supported by the province of New Brunswick. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. Some of the Company's significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. In addition, concerns about climate change have resulted in a number of environmental activists and members of the public opposing the continued exploitation and development of fossil fuels. Given the evolving nature of the debate related to climate change and the control of GHG and resulting requirements, it is expected that current and future climate change regulations will have the affect of increasing the Company's operating expenses and in the long-term reducing the demand for oil and natural gas production, resulting in a decrease in the Company's profitability and a reduction in the value of its assets or asset write-offs.
In addition, there has been public discussion that climate change may be associated with extreme weather conditions and increased volatility in seasonal temperatures. Extreme weather could interfere with the Company's production and increase the Company's costs. At this time, the Company is unable to determine the extent to which climate change may lead to increased storm or weather hazards affecting its operations.
Variations in Foreign Exchange Rates and Interest Rates
Variations in foreign exchange rates and interest rates could adversely affect the Company's financial condition
World oil and natural gas prices are quoted in United States dollars. The Canadian/United States dollar exchange rate, which fluctuates over time, consequently affects the price received by Canadian producers of oil and natural gas. Material increases in the value of the Canadian dollar relative to the United States dollar will negatively affect the Company's production revenues. Accordingly, exchange rates between Canada and the United States could affect the future value of the Company's reserves as determined by independent evaluators. Although a low value of the Canadian dollar relative to the United States dollar may positively affect the price the Company receives for its oil and natural gas production, it could also result in an increase in the price for certain goods used for the Company's operations, which may have a negative impact on the Company's financial results.
To the extent that the Company engages in risk management activities related to foreign exchange rates, there is a credit risk associated with counterparties with which the Company may contract.
An increase in interest rates could result in a significant increase in the amount the Company pays to service debt, resulting in a reduced amount available to fund its exploration and development activities, and if applicable, the cash available for dividends. Such an increase could also negatively impact the market price of the Common Shares.
Substantial Capital Requirements
The Company's access to capital may be limited or restricted as a result of factors related and unrelated to it, impacting its ability to conduct future operations and acquire and develop reserves

The Company anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Company's ability to do so is dependent on, among other factors:

•	the overall state of the capital markets;

•	the Company's credit rating (if applicable);

•	commodity prices;

•	interest rates;

•	royalty rates;

•	tax burden due to current and future tax laws; and

•	investor appetite for investments in the energy industry and the Company's securities in particular.
Further, if the Company’s revenues or reserves decline, it may not have access to the capital necessary to undertake or complete future drilling programs. The conditions in, or affecting, the oil and natural gas industry have negatively impacted the ability of oil and natural gas companies, including the Company, to access additional financing and/or the cost thereof. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Company. The Company may be required to seek additional equity financing on terms that are highly dilutive to existing shareholders. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company's business financial condition, results of operations and prospects.
Additional Funding Requirements
The Company may require additional financing from time to time to fund the acquisition, exploration and development of properties and its ability to obtain such financing in a timely fashion and on acceptable terms may be negatively impacted by the current economic and global market volatility
The Company's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times and, from time to time, the Company may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. Failure to obtain financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. Due to the conditions in the oil and natural gas industry and/or global economic and political volatility, the Company may, from time to time, have restricted access to capital and increased borrowing costs. The current conditions in the oil and natural gas industry have negatively impacted the ability of oil and natural gas companies to access, or the cost of, additional financing.
As a result of global economic and political volatility, the Company may, from time to time, have restricted access to capital and increased borrowing costs. Failure to obtain suitable financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Company's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company's ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited, unavailable or available on onerous terms, the Company's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be affected materially and adversely as a result. In addition, the future development of the Company’s petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Alternatively, any available financing may be highly dilutive to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay in development or production on the Company's properties.

Issuance of and Refinancing Debt
Increased debt levels may impair the Company's ability to borrow additional capital on a timely basis to fund opportunities as they arise
From time to time, the Company may enter into transactions to acquire assets or shares of other entities. These transactions may be financed in whole, or in part, with debt, which may increase the Company's debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, the Company may require additional debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Company's articles nor its by‑laws limit the amount of indebtedness that the Company may incur. The level of the Company's indebtedness from time to time could impair the Company ' ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise. See "Item 8.B. Significant Changes" for additional information on the proposed Recapitalization Transaction.
Hedging
Hedging activities expose the Company to the risk of financial loss and counter-party risk
From time to time, the Company may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

•	production falls short of the hedged volumes or prices fall significantly lower than projected;

•	there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

•	the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or

•	a sudden unexpected event materially impacts oil and natural gas prices.
Similarly, from time to time, the Company may enter into agreements to fix the exchange rate of Canadian to United States dollars or other currencies in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to other currencies. However, if the Canadian dollar declines in value compared to such fixed currencies, the Company will not benefit from the fluctuating exchange rate.
Title to and Right to Produce from Assets
Defects in the title or rights to produce the Company's properties may result in a financial loss
The Company's actual title to and interest in its properties, and its right to produce and sell the oil and natural gas therefrom, may vary from the Company's records. In addition, there may be valid legal challenges or legislative changes that affect the Company's title to and right to produce from its oil and natural gas properties, which could impair the Company's activities and result in a reduction of the revenue received by the Company.
If a defect exists in the chain of title or in the Company's right to produce, or a legal challenge or legislative change arises, it is possible that the Company may lose all, or a portion of, the properties to which the title defect relates and/or its right to produce from such properties. This may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Availability and Cost of Material and Equipment
Restrictions on the availability and cost of materials and equipment may impede the Company's exploration, development and operating activities
Oil and natural gas exploration, development and operating activities are dependent on the availability and cost of specialized materials and equipment (typically leased from third parties) in the areas where such activities are conducted. The availability of such material and equipment is limited. An increase in demand or cost, or a decrease in the availability of such materials and equipment may impede the Company's exploration, development and operating activities.

The Company requires a Skilled Workforce
An inability to recruit and retain a skilled workforce may negatively impact the Company
The operations and management of the Company require the recruitment and retention of a skilled workforce, including engineers, technical personnel and other professionals. The loss of key members of such workforce, or a substantial portion of the workforce as a whole, could result in the failure to implement the Company's business plans. The Company competes with other companies in the oil and natural gas industry, as well as other industries, for this skilled workforce. A decline in market conditions has led increasing numbers of skilled personnel to seek employment in other industries. In addition, certain of the Company’s current employees are senior and have significant institutional knowledge that must be transferred to other employees prior to their departure from the workforce. If the Company is unable to: (i) retain current employees; (ii) successfully complete effective knowledge transfers; and/or (iii) recruit new employees with the requisite knowledge and experience, the Company could be negatively impacted. In addition, the Company could experience increased costs to retain and recruit these professionals.
Reserves Estimates
The Company's estimated reserves are based on numerous factors and assumptions which may prove incorrect and which may affect the Company
There are numerous uncertainties inherent in estimating reserves, and the future cash flows attributed to such reserves. The reserves and associated cash flow information set forth in this document are estimates only. Generally, estimates of economically recoverable oil and natural gas reserves (including the breakdown of reserves by product type) and the future net cash flows from such estimated reserves are based upon a number of variable factors and assumptions, such as:

•	historical production from properties;

•	production rates;

•	ultimate reserve recovery;

•	timing and amount of capital expenditures;

•	marketability of oil and natural gas;

•	royalty rates; and

•	the assumed effects of regulation by governmental agencies and future operating costs (all of which may vary materially from actual results).
For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates and such variations could be material.
The estimation of proved reserves that may be developed and produced in the future is often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Recovery factors and drainage areas are often estimated by experience and analogy to similar producing pools. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.
In accordance with applicable securities laws, the Company's independent reserves evaluator has used prescribed commodity prices and costs in estimating the reserves and future net cash flows as summarized herein. Actual future net cash flows will be affected by other factors, such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.
Actual production and cash flows derived from the Company's oil and natural gas reserves will vary from the estimates contained in the reserve evaluation, and such variations could be material. The reserve evaluation is based in part on the assumed success of activities the Company intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom and contained in the reserve evaluation will be reduced to the extent that such activities do not achieve the level of success assumed in the reserve evaluation. The reserve evaluation is effective as of a specific effective date and, except as may be specifically stated, has not been updated and therefore does not reflect changes in the Company's reserves since that date.

Insurance
Not all risks of conducting oil and natural gas opportunities are insurable and the occurrence of an uninsurable event may have a materially adverse effect on the Company
The Company's involvement in the exploration for and development of oil and natural gas properties may result in the Company becoming subject to liability for pollution, blowouts, leaks of sour gas, property damage, personal injury or other hazards. Although the Company maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, certain risks are not, in all circumstances, insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Geopolitical Risks
Global political events may adversely affect commodity prices which in turn affect the Company's cash flow
Political changes in North America and political instability in the Middle East and elsewhere may cause disruptions in the supply of oil that affects the marketability and price of oil and natural gas acquired or discovered by the Company. Conflicts, or conversely peaceful developments, arising outside of Canada, including changes in political regimes or parties in power, may have a significant impact on the price of oil and natural gas. Any particular event could result in a material decline in prices and result in a reduction of the Company's net production revenue.
Non-Governmental Organizations and Eco-Terrorism Risks
The Company's properties may be subject to action by non-governmental organizations or terrorist attack
The oil and natural gas exploration, development and operating activities conducted by the Company may, at times, be subject to public opposition. Such public opposition could expose the Company to the risk of higher costs, delays or even project cancellations due to increased pressure on governments and regulators by special interest groups including Aboriginal groups, landowners, environmental interest groups (including those opposed to oil and natural gas production operations) and other non-governmental organizations, blockades, legal or regulatory actions or challenges, increased regulatory oversight, reduced support of the federal, provincial or municipal governments, and delays in, challenges to, or the revocation of regulatory approvals, permits and/or licenses. There is no guarantee that the Company will be able to satisfy the concerns of the special interest groups and non-governmental organizations and attempting to address such concerns may require the Company to incur significant and unanticipated capital and operating expenditures.
In addition, the Company's oil and natural gas properties, wells and facilities could be the subject of a terrorist attack. If any of the Company's properties, wells or facilities are the subject of terrorist attack it may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. The Company does not have insurance to protect against the risk from terrorism.
Reputational Risk Associated with the Company's Operations
The Company relies on its reputation to continue its operations and to attract and retain investors and employees
The Company's business, operations or financial condition may be negatively impacted as a result of any negative public opinion towards the Company or as a result of any negative sentiment toward, or in respect of, the Company's reputation with stakeholders, special interest groups, political leadership, the media or other entities. Public opinion may be influenced by certain media and special interest groups' negative portrayal of the industry in which the Company operates as well as their opposition to certain oil and natural gas projects. Potential impacts of negative public opinion or reputational issues may include delays or interruptions in operations, legal or regulatory actions or challenges, blockades, increased regulatory oversight, reduced support for, delays in, challenges to, or the revocation of regulatory approvals, permits and/or licenses and increased costs and/or cost overruns. The Company's reputation and public opinion could also be impacted by the actions and activities of other companies operating in the oil and natural gas industry, particularly other producers, over which the Company has no control. In particular, the Company's reputation could be impacted by negative publicity related to environmental damage, loss of life, injury or damage to property caused by the Company's operations, or due to opposition from special interest groups opposed to oil and natural gas development.

In addition, if the Company develops a reputation of having an unsafe work site it may impact the ability of the Company to attract and retain the necessary skilled employees and consultants to operate its business.
Reputational risk cannot be managed in isolation from other forms of risk. Credit, market, operational, insurance, regulatory and legal risks, among others, must all be managed effectively to safeguard the Company's reputation. Damage to the Company's reputation could result in negative investor sentiment towards the Company, which may result in limiting the Company's access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Company's securities.
Changing Investor Sentiment
Changing investor sentiment towards the oil and natural gas industry may impact the Company's access to, and cost of, capital
A number of factors, including the concerns of the effects of the use of fossil fuels on climate change, the impact of oil and natural gas operations on the environment, environmental damage relating to spills of petroleum products during transportation and indigenous rights, have affected certain investors' sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail and public investors have announced that they no longer are willing to fund or invest in oil and natural gas properties or companies, or are reducing the amount thereof over time. In addition, certain institutional investors are requesting that issuers develop and implement more robust social, environmental and governance policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board, management and employees of the Company. Filing to implement the policies and practices, as requested by institutional investors, may result in such investors reducing their investment in the Company, or not investing in the Company at all. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry and more specifically, the Company, may result in limiting the Company's access to capital, increasing the cost of capital, and decreasing the price and liquidity of the Company's securities even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause a decrease in the value of the Company's asset which may result in an impairment change.
Dilution
The Company may issue additional Common Shares, diluting current shareholders
The Company may make future acquisitions or enter into financings or other transactions involving the issuance of securities of the Company, which may be dilutive to shareholders of the Company. On March 29, 2019, the Company announced a proposed recapitalization transaction (the “Recapitalization Transaction”) which involves, among other things, a refinancing of a significant portion of the Company’s outstanding long-term debt, and the extinguishment of approximately $110 million of long-term debt in exchange for, in the aggregate, approximately 83.5% of outstanding common shares of the Company. Upon completion of the Recapitalization Transaction, existing shareholders would own approximately 16.5% of the Company’s outstanding common shares.
Management of Growth
The Company may not be able to effectively manage the growth of its business
The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, it may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.
Expiration of Licenses and Leases
The Company, or its working interest partners, may fail to meet the requirements of a licence or lease, causing its termination or expiry
The Company's properties are held in the form of licences and leases and working interests in licences and leases. If the Company, or the holder of the licence or lease, fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Company's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Canadian and United States Reserves and Production Reporting Practices
The Company reports its production and reserve quantities in accordance with Canadian practices and specifically in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by United States companies.
The primary differences between the Canadian and United States reporting requirements include the following: (i) the Canadian standards require disclosure of proved and probable reserves, while the U.S. standards require disclosure of only proved reserves; (ii) the Canadian standards permit the disclosure of oil and gas resources, while the U.S. standards prohibit such disclosure; (iii) the Canadian standards require the use of forecast prices in the estimation of reserves, while the U.S. standards require the use of 12-month average prices which are held constant; (iv) the Canadian standards require disclosure of reserves on a gross (before royalties) and net (after royalties) basis, while the U.S standards require disclosure on a net (after royalties) basis; (v) the Canadian standards require disclosure of production on a gross (before royalties) basis, while the U.S. standards require disclosure on a net (after royalties) basis; and (vi) the Canadian standards require that reserves and other data be reported on a more granular product type basis than required by the U.S. standards.
This annual report includes estimates of proved and proved plus probable reserves. Probable reserves have a lower certainty of recovery than proved reserves. The SEC requires oil and gas issuers in their filings with the SEC to disclose only proved reserves but permits the optional disclosure of probable reserves. The SEC definitions of proved reserves and probable reserves are different than NI 51-101; therefore, proved, probable and proved plus probable reserves disclosed in this annual report may not be comparable to United States standards. As a consequence of the foregoing, our reserves estimates and production volumes in this annual report may not be comparable to those made by companies utilizing United States reporting and disclosure standards.
Dividends
The Company does not pay dividends and there is no assurance that it will do so in the future
The Company has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, cash flow, results of operations, financial condition of the Company, the need for funds to finance ongoing operations and other considerations, as the Board considers relevant.
Litigation
The Company may be involved in litigation in the course of its normal operations and the outcome of the litigation may adversely affect the Company and its reputation
In the normal course of the Company's operations, it may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions. Potential litigation may develop in relation to personal injuries (including resulting from exposure to hazardous substances, property damage, property taxes, land and access rights, environmental issues, including claims relating to contamination or natural resource damages and contract disputes). The outcome with respect to outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company and could have a material adverse effect on the Company's assets, liabilities, business, financial condition and results of operations. Even if the Company prevails in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from business operations, which could have an adverse effect on the Company's financial condition.
Aboriginal Claims
Aboriginal claims may affect the Company
Aboriginal peoples have claimed aboriginal title and rights in portions of Western Canada. The Company is not aware that any claims have been made in respect of its properties and assets. However, if a claim arose and was successful, such claim may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, the process of addressing such claims, regardless of the outcome, is expensive and time consuming and could result in delays which could have a material adverse effect on the Company's business and financial results.

Breach of Confidentiality
Breach of confidentiality by a third party could impact the Company's competitive advantage or put it at risk of litigation
While discussing potential business relationships or other transactions with third parties, the Company may disclose confidential information relating to its business, operations or affairs. Although confidentiality agreements are generally signed by third parties prior to the disclosure of any confidential information, a breach could put the Company at competitive risk and may cause significant damage to its business. The harm to the Company's business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, the Company will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.
Income Taxes
Taxation authorities may reassess the Company's tax returns
The Company files all required income tax returns and believes that it is in full compliance with the provisions of the Income Tax Act (Canada) and all other applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of the Company, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.
Income tax laws relating to the oil and natural gas industry, such as the treatment of resource taxation or dividends, may in the future be changed or interpreted in a manner that adversely affects the Company. Furthermore, tax authorities having jurisdiction over the Company may disagree with how the Company calculates its income for tax purposes or could change administrative practices to the Company's detriment.
Seasonality and Extreme Weather Conditions
Oil and natural gas operations are subject to seasonal and extreme weather conditions and the Company may experience significant operational delays as a result
The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Roads bans and other restrictions generally result in a reduction of drilling and exploratory activities and may also result in the shut-in of some of the Company's production if not otherwise tied-in. Certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of muskeg. In addition, extreme cold weather, heavy snowfall and heavy rainfall may restrict the Company's ability to access its properties, cause operational difficulties including damage to machinery or contribute to personnel injury because of dangerous working conditions.
Third Party Credit Risk
The Company is exposed to credit risk of third party operators or partners of properties in which it has an interest
The Company may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In addition, the Company may be exposed to third party credit risk from operators of properties in which the Company has a working or royalty interest. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry, generally, and of the Company's joint venture partners may affect a joint venture partner's willingness to participate in the Company's ongoing capital program, potentially delaying the program and the results of such program until the Company finds a suitable alternative partner. To the extent that any of such third parties go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in the Company being unable to collect all or a portion of any money owing from such parties. Any of these factors could materially adversely affect the Company's financial and operational results.
Conflicts of Interest
Conflicts of interest may arise for the Company's directors and officers who are also involved with other industry participants

Certain directors or officers of the Company may also be directors or officers of other oil and natural gas companies and as such may, in certain circumstances, have a conflict of interest. Conflicts of interest, if any, will be subject to and governed by procedures prescribed by the Business Corporations Act (Alberta) ("ABCA") which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA .
Reliance on Key Personnel
Loss of key personnel would negatively impact the Company's operations
The Company's success depends in large measure on certain key personnel. Losing the services of such key personnel could have a material adverse effect on the Company's business, financial condition, results of operations and prospects. The Company does not have any key personnel insurance in effect. The contributions of the existing management team to the immediate and near term operations of the Company are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Company.
Information Technology Systems and Cyber-Security
Breaches of the Company's cyber-security and loss of, or access to, electronic data may adversely impact the Company's operations and financial position
The Company has become increasingly dependent upon the availability, capacity, reliability and security of our information technology infrastructure and our ability to expand and continually update this infrastructure, to conduct daily operations. The Company depends on various information technology systems to estimate reserve quantities, process and record financial data, manage our land base, manage financial resources, analyze seismic information, administer our contracts with our operators and lessees and communicate with employees and third-party partners.
Further, the Company is subject to a variety of information technology and system risks as a part of its normal course operations, including potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems by third parties or insiders. Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to our business activities or our competitive position. In addition, cyber phishing attempts, in which a malicious party attempts to obtain sensitive information such as usernames, passwords, and credit card details (and money) by disguising as a trustworthy entity in an electronic communication, have become more widespread and sophisticated in recent years. If the Company becomes a victim to a cyber phishing attack it could result in a loss or theft of the Company's financial resources or critical data and information, or could result in a loss of control of the Company's technological infrastructure or financial resources. The Company's employees are often the targets of such cyber phishing attacks, as they are and will continue to be targeted by parties using fraudulent "spoof" emails to misappropriate information or to introduce viruses or other malware through "Trojan horse" programs to the Company's computers. These emails appear to be legitimate emails, but direct recipients to fake websites operated by the sender of the email or request recipients to send a password or other confidential information through email or to download malware.
The Company maintains policies and procedures that address and implement employee protocols with respect to electronic communications and electronic devices and conducts annual cyber-security risk assessments. The Company also employs encryption protection of its confidential information, all computers and other electronic devices. Despite the Company's efforts to mitigate such cyber phishing attacks through education and training, cyber phishing activities remain a serious problem that may damage its information technology infrastructure. The Company applies technical and process controls in line with industry-accepted standards to protect its information, assets and systems, including a written incident response plan for responding to a cyber-security incident. However, these controls may not adequately prevent cyber-security breaches. Disruption of critical information technology services, or breaches of information security, could have a negative effect on our performance and earnings, as well as on our reputation, and any damages sustained may not be adequately covered by the Company's current insurance coverage, or at all. The significance of any such event is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on the Company’s business, financial condition and results of operations.

Social Media
The Company faces compliance and supervisory challenges in respect of the use of social media as a means of communicating with clients and the general public
Increasingly, social media is used as a vehicle to carry out cyber phishing attacks. Information posted on social media sites, for business or personal purposes, may be used by attackers to gain entry into the Company's systems and obtain confidential information. The Company restricts the social media access of its employees and periodically reviews, supervises, retains and maintains the ability to retrieve social media content. Despite these efforts, as social media continues to grow in influence and access to social media platforms becomes increasingly prevalent, there are significant risks that the Company may not be able to properly regulate social media use and preserve adequate records of business activities and client communications conducted through the use of social media platforms.
Expansion into New Activities
Expanding the Company's business exposes it to new risks and uncertainties
The operations and expertise of the Company's management are currently focused primarily on oil and natural gas production, exploration and development in the Western Canada Sedimentary Basin. In the future, the Company may acquire or move into new industry related activities or new geographical areas and may acquire different energy related assets; as a result, the Company may face unexpected risks or, alternatively, its exposure to one or more existing risk factors may be significantly increased, which may in turn result in the Company's future operational and financial conditions being adversely affected.
Forward-Looking Information
Forward-Looking Information May Prove Inaccurate
Shareholders and prospective investors are cautioned not to place undue reliance on the Company's forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
Additional information on the risks, assumption and uncertainties are found under the heading "Cautionary Note Regarding Forward-Looking Statements" of this annual report.
Item 4. Information on the Company
A. History and Development of the Company
Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and natural gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in West Central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play. Bellatrix was formed pursuant to a plan of arrangement completed on November 1, 2009 under which True Energy Inc. and True Newco Inc. were amalgamated under the ABCA to form a new corporation which was subsequently amalgamated under the ABCA with 1485166 Alberta Ltd. to form Bellatrix.
On December 11, 2013, Bellatrix was amalgamated with Angle Energy Inc. and its subsidiary, Angle Resources Inc., pursuant to a plan of arrangement under the ABCA, and continued under the name "Bellatrix Exploration Ltd.". Bellatrix does not have, and at December 31, 2018 did not have, any material subsidiaries.
Bellatrix's principal, head office and registered office is located at 1920, 800 - 5th Avenue S.W., Calgary, Alberta T2P 3T6. The Common Shares trade on the TSX under the symbol "BXE".
Acquisitions, Divestitures and Joint Ventures
Daewoo Acquisition

On November 23, 2018, Bellatrix entered into a definitive agreement to acquire, effective September 1, 2018, complementary assets within the Ferrier area of west central Alberta from POSCO DAEWOO E&P Canada Corporation (the "Daewoo Acquisition") for total consideration of approximately $9,500,000, payable in: (i) $1,750,000 in cash; and (ii) the issuance of 6,750,000 Common Shares at a deemed price $1.1514 per Common Share. The Daewoo Acquisition consolidated Bellatrix's interest in its core Ferrier area into a 100% working interest and included production volumes from 61 gross (19.6 net) producing wells, which were producing approximately 1,250 BOE/d (65% natural gas, 35% liquids) at the time of the Daewoo Acquisition. The deemed price per Common Share issued pursuant to the Daewoo Acquisition was determined by negotiation between Daewoo and Bellatrix.
Grafton Joint Venture and Asset Acquisitions
In the second quarter of 2016, Bellatrix completed a transaction with Grafton Energy Co. I Ltd. ("Grafton"), acquiring producing assets within Bellatrix’s core Ferrier area for $29.2 million with consideration payable in Common Shares (the "Grafton Acquisition"). The acquired assets were originally earned by Grafton pursuant to a joint venture between Bellatrix and Grafton entered into in 2013 (the "Grafton Joint Venture") and consisted of Grafton’s interest in 18 gross wells and related lands, which were already operated by Bellatrix.
On November 5, 2018, the Company completed the acquisition, effective September 1, 2018, of the remainder of Grafton's earned interests and earned program lands pursuant to the Grafton Joint Venture. The purchase price for the acquired assets was: (i) $7.66 million in cash; (ii) 4,000,000 Common Shares issued at a deemed price of $1.4246 per Common Share (based on the volume weighted average trading price of the Common Shares on the TSX for the five days prior to the date of the definitive agreement of October 3, 2018); and (iii) $9.1 million in purchase price adjustments. The acquired assets comprised approximately 2,200 boe/d of production at the time of the acquisition. Following the transaction, the agreement governing the Grafton Joint Venture was terminated and each of Bellatrix and Grafton released the other from all existing and future claims and obligations under or in connection with such agreement.
Borrowings and Financings
Senior Note Exchanges
Beginning in May of 2018, Bellatrix entered into a series of agreements (the "Exchange Agreements") with several arms' length third parties to exchange US$24,115,000 aggregate principal amount of Senior Notes for an aggregate of 19,900,032 Common Shares (collectively, the "Senior Note Exchanges"). Pursuant to the terms of the Exchange Agreements, the surrendered Senior Notes were exchanged at a value of US$900 for each US$1,000 principal amount of Senior Notes (the "Repurchase Value") and the Repurchase Value was applied towards the purchase of the Common Shares at a deemed price per Common Share which was based on a 5% discount to the volume average trading price on the TSX for the five trading days preceding the dates of the respective Exchange Agreements. All accrued and unpaid interest up to but excluding the respective closing dates of the Senior Note Exchanges was satisfied by a cash payment made by Bellatrix.
The issuances of the Common Shares pursuant to the Senior Note Exchanges was qualified pursuant to prospectus supplements filed by the Corporation, copies of which are available on www.sedar.com under Bellatrix's SEDAR profile.
Second Lien Refinancing
On September 11, 2018, Bellatrix completed debt refinancing transactions (the "Second Lien Refinancing") pursuant to a note purchase agreement dated July 25, 2018, as amended (the "Note Purchase Agreement"), between Bellatrix and certain funds advised by FS/EIG Advisor, LLC and FS/KKR Advisor, LLC (the "Exchanging Noteholders") whereby the Exchanging Noteholders (i): agreed to exchange US$80.12 million of outstanding Senior Notes for US$72.108 million aggregate principal amount of 8.5% second lien notes due 2023 (the "Second Lien Notes"); (ii) were granted 3,088,205 warrants ("Warrants") to purchase Common Shares at an exercise price of $1.30 per Common Share expiring five years from the date of issuance; and (iii) committed to fund, through the purchase of additional Second Lien Notes for cash (the "New Money Notes"), between US$30 million to US$40 million of Bellatrix's future capital expenditures, development capital and Senior Note repurchases. On September 11, 2018, the Exchanging Noteholders were issued US$72.108 million aggregate principal amount of Second Lien Notes and US$15 million aggregate principal amount of New Money Notes. A further US$15 million aggregate principal amount of New Money Notes were issued on December 12, 2018. In addition, the Exchanging Noteholders also agreed in the Note Purchase Agreement to permit Bellatrix an option to issue up to US$50 million aggregate principal amount of additional Second Lien Notes in exchange for the Senior Notes held by certain other holders, which option expired effective February 28, 2019.

If the Senior Notes have not been refinanced or repaid by March 14, 2020 on terms permitted under the Note Purchase Agreement such that no more than US$25 million in principal amount of Senior Notes remains outstanding on that date, then the maturity date for all Second Lien Notes and New Money Notes (collectively, the "2L Notes") will be March 14, 2020.
Credit Facilities
In connection with the monetization of certain production facilities and non-core asset dispositions, Bellatrix’s borrowing base under its extendible revolving reserves-based credit facilities (the "Credit Facilities") was reduced a number of times in 2016 and 2017. In connection with the completion of the Second Lien Refinancing, the lenders under the Credit Facilities amended and restated the agreement governing the Credit Facilities (the "First Lien Credit Agreement") and reconfirmed the borrowing base at $100 million, with total commitments set at $95 million.
A copy of the First Lien Credit Agreement has been filed on www.sedar.com and www.sec.gov under Bellatrix's SEDAR and EDGAR profiles, respectively.
See "Item 8.B. Significant Changes" for additional information on the proposed Recapitalization Transaction.
Base Shelf Prospectus
On June 29, 2018, Bellatrix filed a short form base shelf prospectus ("Shelf Prospectus") in each of the Provinces of Canada except Quebec, that enables Bellatrix, from time to time until July 2020, to offer for sale up to $500 million of Common Shares, Preferred Shares, subscription receipts, warrants, or units comprising any combination thereof.
Other Developments
Completion of the Bellatrix Alder Flats Gas Plant Phase 2
On April 3, 2018, the Corporation announced that the Phase 2 expansion project for the Bellatrix Alder Flats Gas Plant was fully commissioned in mid-March and began selling volumes March 19, 2018. The project significantly increased Bellatrix's throughput capacity at the Alder Flats Gas Plant to 230 MMcf/d (from 110 MMcf/d) and combined NGLs recovery at the Bellatrix Alder Flats Gas Plant increased to approximately 55 to 60 bbl/MMcf, from approximately 45 bbl/MMcf under Phase 1. Completion of Phase 2 added an incremental 30 MMcf/d ownership capacity net to Bellatrix's 25% working interest. Bellatrix was also able to redirect approximately 65 MMcf/d of its gross natural gas volumes from third party processing plants to the Bellatrix Alder Flats Plant to process such volumes under Bellatrix's ownership and processing volume commitments.
Share Consolidation and NYSE Delisting
In August 2016, Bellatrix received a continued listing standards notice from the NYSE as a result of the average closing price of the Common Shares being less than US$1.00 per share over a period of 30 consecutive trading days. Bellatrix had six months following receipt of such notification to regain compliance with the minimum share price requirement.
At Bellatrix’s annual shareholder meeting, held on May 17, 2017, shareholders approved a 5 for 1 Common Share consolidation with articles of amendment filed on July 1, 2017, whereby 5 old Common Shares would be exchanged for 1 new Common Share. On August 16, 2017, Bellatrix announced that it had received notification from the NYSE that Bellatrix had regained compliance with the NYSE’s minimum share price requirement.
On January 22, 2019, Bellatrix announced that its Board has determined to commence proceedings for the voluntary delisting of Bellatrix’s common shares from the NYSE, with such delisting effective February 12, 2019.
Capital Expenditures
Bellatrix’s Board of Directors approved a 2019 capital budget between $40 to $50 million, designed to maintain average production volumes of between 34,000 to 36,000 boe/d. Bellatrix plans to fund the 2019 capital budget primarily through cash flow from operating activities. The capital budget incorporates forward pricing expectations of US$65/bbl WTI, $1.60/GJ AECO, a $1.34 CDN$/USD exchange rate, and is underpinned by strong commodity price risk management protection and natural gas diversification contracts. In 2019, capital spending on exploration and development activities thus far focus primarily on drilling and completing Spirit River liquids rich natural gas wells.

The following table summarizes capital expenditures (excludes non-cash expenditures relating to decommissioning liabilities, capitalized unit based compensation and corporate acquisitions) related to our assets and activities for the year ended December 31, 2018:

$000's
Property acquisition costs	10,462
Proved properties	9,984
Undeveloped properties	478
Exploration costs	4
Development costs	48,898
Dispositions(1)	(1,106)
Corporate Assets	1,311
Total	59,569
(1)    Dispositions are comprised of sales of various miscellaneous inventory and assets.

In 2018, capital spending on exploration and development activities of $50.3 million was focused primarily on drilling and completing 12 gross (8.2 net) Spirit River liquids rich natural gas wells and 2 gross (1.0 net) Cardium wells, and the completion of the Phase 2 expansion project of the Alder Flats Plant. In 2018, Bellatrix completed the acquisitions of assets from two joint venture partners within its core Ferrier area of west central Alberta which included, at the respective closing dates of each acquisition, approximately 2,200 boe/d (79% natural gas, 21% liquids) of low decline production and 1,250 boe/d (65% of natural gas, 35% liquids) of low decline (<15%) production. The acquisitions were funded through a combination of the issuance of 10.75 million common shares of Bellatrix, $9.41 million in cash and $9.1 million in purchase price adjustments.

In 2017, capital spending on exploration and development activities of $120.7 million was focused primarily on drilling and completing 26 gross (19.3 net) Spirit River liquids rich natural gas wells, 3 gross (3.0 net) Cardium wells and 4 gross (1.6 net) non-operated Ellerslie liquids rich natural gas wells and completing and the construction of Phase 2 expansion project of the Alder Flats Plant. During 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the West Pembina area of Alberta for gross proceeds of $16.0 million effective July 1, 2017, completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million effective April 1, 2017 and transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million.

In 2016, capital spending on exploration and development activities of $78.7 million was focused primarily on drilling and completing 19 gross (12.9 net) Spirit River liquids rich natural gas wells and completing and advancing the construction of Phase 2 expansion project of the Alder Flats Plant. In 2016, Bellatrix completed a property acquisition of complementary assets within its core Ferrier area for total consideration of $29.2 million, paid through the issuance of common shares of Bellatrix. In 2016, Bellatrix completed a facilities monetization transaction pursuant to which it sold certain production facilities to a third party midstream company for proceeds of $75 million, monetized facilities with a $112.5 million disposition of a 35% of the estimated future construction costs of Phase 2 of the Alder Flats Plant and completed two asset dispositions. Bellatrix completed the Pembina property sale for total consideration of $47 million and completed the Harmattan property sale for total consideration of $80 million.

The Company’s capital expenditure program developed for the reserves evaluation, including estimated future development costs, was developed based on using cash flow from operations, funding transactions and available credit facilities.
Available Information
The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Such information can also be found on the Company’s internet site (http://www.bxe.com/).
B. Business Overview
Operations and Principal Activities
Bellatrix is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. The operations and expertise of the Company's management are currently focused primarily on oil and natural gas production, exploration and development in the Western Canada Sedimentary Basin. See "Item 5.A. Operating Results" for additional information on the breakdown of revenue by revenue source.
Seasonality
Our operational results and financial condition are dependent on the prices received for our oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and, natural gas prices, in particular, have sharply declined since 2014 and continue to remain depressed. Such prices are determined by supply and demand factors, including weather, general economic conditions, and actions taken by OPEC and other oil and gas producing countries, as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on our financial condition. We partially mitigate such price risk through closely monitoring the various commodity markets and establishing price risk management programs. Additionally, we continually review our capital program and implement initiatives to adapt to such price changes.
The level of activity in the Canadian oil and natural gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Bellatrix as the demand for natural gas rises during cold winter months and hot summer months.
Marketing Channels Used by the Company
Our commodity marketing strategy is to sell production in the spot market, complemented from time to time by price risk management instruments.
We periodically hedge the price on a portion of our crude oil, NGLs and natural gas production. We hedged an average of 32% of total crude oil and NGLs production and an average of 48% of total natural gas production during the twelve months ended December 31, 2018. The following provides details of the commodity price risk management arrangements outstanding as at December 31, 2018 and as of the date hereof.
As at December 31, 2018, Bellatrix had entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price	Index
Oil call option	January 1, 2019 - December 31, 2019	500 bbl/d	$80.00	WTI - NYMEX
Oil call option	January 1, 2019 - December 31, 2019	500 bbl/d	$95.00	WTI - NYMEX
Oil call option	January 1, 2020 - December 31, 2020	1,000 bbl/d	$77.90	WTI - NYMEX
Natural gas fixed	January 2019	10,000 GJ/d	$2.54	AECO 7A
Natural gas fixed	February 2019	10,000 GJ/d	$2.43	AECO 7A
Natural gas fixed	April 1, 2019 - October 31, 2019	20,000 GJ/d	$1.79	AECO 5A
Natural gas basis differential	January 1, 2019 - October 31, 2020	10,000 MMBTU/d	(US$1.26)	AECO 7A/NGI Chicago
Natural gas basis differential	January 1, 2019 - October 31, 2020	5,000 MMBTU/d	(US$1.30)	AECO 5A/Dawn Gas Daily
Natural gas basis differential	April 1, 2019 - October 31, 2020	10,000 MMBTU/d	(US$1.24)	AECO 7A/NYMEX
Subsequent to December 31, 2018, the Company monetized certain natural gas basis differential arrangements from April 1, 2019 to October 31, 2019 of 25,000 MMBTU/d for proceeds of $2.4 million.
Also subsequent to December 31, 2018, the Company entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price	Index
Natural gas fixed	March 2019	20,000 GJ/d	$2.33	AECO 5A
Natural gas fixed	March 2019	10,000 GJ/d	$2.30	AECO 5A
Natural gas fixed	March 2019	10,000 GJ/d	$2.54	AECO 5A
Natural gas fixed	April 1, 2019 - October 31, 2019	15,000 MMBTU/d	US$2.68	NGI Chicago

Economic Dependence
A substantial portion of the Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. The Company currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $13.9 million. Purchasers of the Company’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in the Company mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
Competition
The oil and natural gas industry is intensely competitive in all its phases. Bellatrix competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Bellatrix's competitors include resource companies which have greater financial resources, staff and facilities than those of Bellatrix. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Bellatrix believes that its competitive position is equivalent to that of other oil and gas issuers of similar size and at a similar stage of development.
Government Regulations
Companies carrying on business in the crude oil and natural gas sector in Canada are subject to extensive controls and regulations imposed through legislation of the federal government and the provincial governments where the companies have assets or operations. While these regulations do not affect Bellatrix's operations in any manner that is materially different than they affect other similarly-sized industry participants with similar assets and operations, investors should consider such regulations carefully. Although governmental legislation is a matter of public record, Bellatrix is unable to predict what additional legislation or amendments governments may enact in the future.
Deliverability uncertainties related to the distance the Company's reserves are from pipelines, railway lines, processing and storage facilities; operational problems affecting pipelines, railway lines and processing and storage facilities; and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business may also affect the Company.
Our exploration and future development activities are subject to various national, state, provincial and local laws and regulations in Canada, which govern prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, hazardous substances and other matters.
Exploration activities at our properties in North America are subject to various laws and regulations relating to the protection of the environment, such as described below.
Crude oil, natural gas and NGLs exports from Canada are subject to the National Energy Board Act (Canada) (the "NEB Act") and the National Energy Board Act Part VI (Oil and Gas) Regulation (the "Part VI Regulation"). The NEB Act and the Part VI Regulation authorize crude oil, natural gas and NGLs exports under either short-term orders or long-term licences. To obtain a crude oil export licence, a mandatory public hearing with the National Energy Board (the "NEB") is required.
On December 2, 2018, the Government of Alberta announced that, commencing January 1, 2019, it would mandate a short-term reduction in provincial crude oil and crude bitumen production. As contemplated in the Curtailment Rules (Alberta), the Government of Alberta will, on a monthly basis, direct crude oil producers producing more than 10,000 bbls/d to curtail their production according to a pre-determined formula that apportions production limits proportionately amongst those operators subject to a curtailment order.
The North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico came into force on January 1, 1994. Under the terms of NAFTA's Article 605, a proportionality clause prevents Canada from implementing policies that limit exports to the United States and Mexico, relative to the total supply produced in Canada. Canada remains free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of goods of Canada as compared to the proportion prevailing in the most recent 36 month period; (ii) impose an export price higher than the domestic price (subject to an exception with respect to certain measures which only restrict the volume of exports); and (iii) disrupt normal channels of supply. Further, all three signatory countries are prohibited from imposing a minimum or maximum price requirement on exports (where any other form of quantitative restriction is prohibited) and imports (except as permitted in the enforcement of countervailing and anti-dumping orders and undertakings). NAFTA also requires energy regulators to ensure the orderly and equitable implementation of any regulatory changes and to ensure that the application of such changes will cause minimal disruption to contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements.
On November 30, 2018, U.S. President Donald Trump, Prime Minister Trudeau, and outgoing Mexican President Enrique Pena Nieto signed an authorization for a new trade deal that will replace NAFTA, referred to as the United States-Mexico-Canada Agreement ("USMCA") However, NAFTA remains the North American trade agreement currently in force until the legislative bodies of the three signatory countries ratify the USMCA. Amid political uncertainty in Canada, Mexico, and the United States it is unclear when the end of the NAFTA era will be. As the United States remains by far Canada's largest trade partner and the largest international market for the export of crude oil, natural gas and NGLs from Canada the implementation of the final ratified version of the USMCA could have an impact on Western Canada's crude oil and natural gas industry at large, including the Company's business.
Canada has also pursued a number of other international free trade agreements with other countries around the world. As a result, a number of free trade or similar agreements are in force between Canada and certain other countries while in other circumstances Canada has been unsuccessful in its efforts. Canada and the European Union recently agreed to the Comprehensive Economic and Trade Agreement ("CETA"), which provides for duty-free, quota-free market access for Canadian crude oil and natural gas products to the European Union. Although CETA remains subject to ratification by certain national legislatures in the European Union, provisional application of CETA commenced on September 21, 2017. In addition, Canada and ten other countries recently concluded discussions and agreed on the draft text of the Comprehensive and Progressive Agreement for Trans-Pacific Partnership ("CPTPP"), which is intended to allow for preferential market access among the countries that are parties to the CPTPP. On December 30, 2018 the CPTPP came into force among the first six countries to ratify the agreement - Canada, Australia, Japan, Mexico, New Zealand, and Singapore. While it is uncertain what effect CETA, CPTPP or any other trade agreements will have on the crude oil and natural gas industry in Canada, the lack of available infrastructure for the offshore export of crude oil and natural gas may limit the ability of Canadian crude oil and natural gas producers to benefit from such trade agreements.
The respective provincial governments (i.e. the Crown), predominantly own the mineral rights to crude oil and natural gas located in Western Canada, with the exception of Manitoba (which only owns 20% of the mineral rights). Provincial governments grant rights to explore for and produce crude oil and natural gas pursuant to leases, licences and permits for varying terms, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. The provincial governments in Western Canada's provinces conduct regular land sales where crude oil and natural gas companies bid for leases to explore for and produce crude oil and natural gas pursuant to mineral rights owned by the respective provincial governments.
Each province has legislation and regulations that govern royalties, production rates and other matters. The royalty regime in a given province is a significant factor in the profitability of oil sands projects and crude oil, natural gas and NGLs production. Royalties payable on production from lands where the Crown does not hold the mineral rights are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum substance produced.
Occasionally the governments of Western Canada's provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays or royalty tax credits and are often introduced when commodity prices are low to encourage exploration and development activity. In addition, such programs may be introduced to encourage producers to undertake initiatives using new technologies that may enhance or improve recovery of crude oil, natural gas and NGLs.
In addition, the federal government may from time to time provide incentives to the oil and gas industry.
Except as described in this annual report, we believe that we are in compliance in all material respects with applicable health, safety and environmental statutes and regulations.
For a more detailed discussion of the various government laws and regulations in Canada applicable to our operations and the potential negative effects of such laws and regulations, see the section “Item 3.D. Risk Factors.”
Reserves and Other Oil and Gas Information

Bellatrix retained InSite Petroleum Consultants Ltd., a qualified independent reserves evaluator, to evaluate and prepare reports on 100% of Bellatrix’s crude oil, natural gas and NGL proved and probable reserves as of December 31, 2018.
All reserves were evaluated using the cost assumptions as at December 31, 2018 and the average first-day-of-the-month prices for the year ended December 31, 2018. All reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan. See Exhibit 23.1 of this annual report for independent reserve evaluator’s report on evaluation methodology.
Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Description of Bellatrix’s Internal Controls Used in Reserve Estimation
The key technical person primarily responsible for overseeing the preparation of the year-end reserves evaluation is the Director, Exploitation, David West, who has been with Bellatrix since September 2018. Mr. West has a B.Sc. degree in Petroleum Engineering from the University of Wyoming (1984) and is a registered Professional Engineer with APEGA. He has over 33 years of technical and business experience in both conventional and resource reservoir engineering, independent reserves evaluations, business development and exploitation engineering. The Director, Engineering reports to the Chief Operating Officer, Garrett Ulmer who is ultimately responsible for Bellatrix’s reserves. Mr. Ulmer has been with Bellatrix since January 2008, has over 25 years of experience in the oil and gas industry and is also a registered Professional Engineer with APEGA.
The independent reserves evaluator is selected and appointed by the Reserve, Safety and Environmental Committee (Reserves Committee), with assistance from the Director of Exploitation and Chief Operating Officer.
For the year-end evaluation, Bellatrix supplied accounting data (including production, revenue and operating costs), land data and well files for any new drills to the independent reserves evaluator to ensure they had accurate and adequate data for their review process. Bellatrix also conducted technical review meetings on major properties to highlight activities that were undertaken through the course of the year. The independent reserves evaluator used Bellatrix and industry data and their reserves evaluation expertise in each area and prepared draft reserves report for review with Bellatrix’s exploitation engineers for each property. Reports were logged by Bellatrix’s Manager of Reserves to ensure accurate tracking and then forwarded to the appropriate exploitation engineers for detailed review. The exploitation engineers reviewed the draft reports to ensure all major developments in the previous year have been reflected in the report and to address any questions raised by the independent reserves evaluator. This process continued until the final reports were received.
The Director of Exploitation reviewed the final reports, ensuring that they were consistent with the previous reports and that appropriate changes (such as asset purchases or sales, revisions and drilling activities) have been made. After completing the review, the Director of Exploitation presented the reports to the Chief Operating Officer and the Reserves Committee highlighting the significant changes from the prior year, including a reconciliation to gain an understanding of the additions, deletions and revisions made since the previous report. This report was reviewed in detail by the Director of Exploitation and Chief Operating Officer with the Reserves Committee to describe the key properties and major changes from the previous year. Significant differences between management and the independent reserves evaluator, if any, were also discussed in this review.
A due diligence checklist was used by the Reserves Committee in reviewing the process to ensure comfort over the use of definitions, independence and qualifications. In addition, the independent reserves evaluator attest to the Reserves Committee that the Reserves Report satisfied the NI 51-101 and SEC requirements, that the independent reserves evaluator made their own independent assessments and that they were not pressured into any of their results or conclusions.
Net Reserves (Bellatrix’s Share after Royalties)
The following table sets forth a summary of oil and natural gas reserves of Bellatrix using constant pricing in accordance with the SEC’s guidelines as of December 31, 2018. The year-end numbers represent estimates derived from the Reserves Report. The recovery and reserve estimates of Bellatrix’s crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein. Refer to Item 3.D. “Risk Factors” of this annual report for discussion on the uncertainties involved in estimating our reserves.
The crude oil, natural gas liquids and natural gas reserve estimates presented are based on the definitions provided in the SEC’s regulations. A summary of these definitions are set forth below:

(a)	Net reserves are the remaining reserves of Bellatrix, after deduction of estimated royalties and including royalty interests

(b)
Proved reserves are the estimated quantities of crude oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate.

(c)
Probable reserves estimates are provided as optional disclosure under the SEC regulations. Probable reserves are those additional reserves that are less certain to be recovered than proved, however, together with proved are as likely as not to be recovered. When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a)	Developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

(b)	Undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Estimates of total net proved crude oil or natural gas reserves are not filed with any U.S. federal authority or agency other than the SEC.

	Light And Medium Crude Oil	Heavy Crude Oil	Conventional Natural Gas	Natural Gas Liquids
Reserves Category	Net (Mbbls)	Net (Mbbls)	Net (MMcf)	Net (Mbbls)
Proved Developed Producing	750.4	5.0	264,086.6	17,568.8
Proved Developed Non-Producing	40.1	—	4,456.0	223.9
Proved Undeveloped	707.2	96.0	344,616.3	27,212.9
Total Proved	1,497.7	101.0	613,158.9	45,005.6
Probable Developed	194.7	2.5	71,423.1	4,763.8
Probable Undeveloped	1,174.3	160.9	182,847.7	13,853.8
Total Proved Plus Probable	2,866.7	264.4	867,429.8	63,623.1
Proved Undeveloped Reserves
As at December 31, 2018, Bellatrix has a total of 86.5 MMboe of reserves that are classified as proved non-producing, and of these non-producing reserves approximately 98.8% are undeveloped reserves. The balance are developed non-producing reserves which would be wells that are not currently producing and are eligible to be brought on production given economics and production information as at December 31, 2018. Substantially all of the undeveloped reserves are based on Bellatrix’s then current 2019 budget and long range development plans for the major assets noted elsewhere in this document. Please also refer to Item 3.D. “Risk Factors” for further discussion of risks related to the reserves.

Net Undeveloped Reserves	Crude Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Total Proved Undeveloped Reserves (mboe)
December 31, 2017	536.7	21,623.2	332,773.3	77,622.1
Revisions of previous estimates	240.0	5,103.5	14,124.4	7,697.6
Improved recovery	—	—	—	—
Purchases of minerals in place	29.0	1,199.0	12,435.0	3,300.5
Extensions and discoveries	—	1,540.7	20,222.3	4,911.1
Production	—	(620.0)	(9,203.6)	(2,153.9)
Sales of minerals in place	—	—	—	—
Moved from undeveloped to developed	(2.5)	(1,633.5)	(25,735.1)	(5,925.2)
December 31, 2018	803.2	27,212.9	344,616.3	85,452.2

All of Bellatrix’s reserves relate to conventional oil and gas reserves. Of the total proved undeveloped reserves, approximately 41% are expected to be developed within the next three years. The remaining are expected to be developed within the next five years. During 2018, Bellatrix drilled a total of 14 wells (9.2 net) entirely within Bellatrix’s core areas of Ferrier, Baptiste and Willesden Green. All but one well was previously assigned as a proved undeveloped location.
Production Volumes

Production Volumes - 2018	Year	Q4	Q3	Q2	Q1
Natural gas (mcf/d)	154,553	148,319	145,527	161,052	163,579
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	1,926	1,861	1,635	1,999	2,217
Heavy Oil	—	—	—	—	—
Natural Gas Liquids	7,950	8,420	7,640	8,468	7,260
Total Oil and Natural Gas Liquids	9,876	10,281	9,275	10,467	9,477
Total Production (boe/d)	35,635	35,001	33,530	37,309	36,740

Production Volumes - 2017	Year	Q4	Q3	Q2	Q1
Natural gas (mcf/d)	166,078	164,848	170,210	172,402	156,715
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	2,240	2,043	2,029	2,516	2,378
Heavy Oil	—	—	—	—	—
Natural Gas Liquids	6,952	7,559	7,313	6,666	6,253
Total Oil and Natural Gas Liquids	9,192	9,602	9,342	9,182	8,631
Total Production (boe/d)	36,872	37,077	37,710	37,916	34,750

Production Volumes - 2016	Year	Q4	Q3	Q2	Q1
Natural gas (mcf/d)	154,453	137,372	148,539	164,699	167,455
Oil and Natural Gas Liquids (bbls/d)
Light and Medium Oil	3,417	2,798	3,256	3,641	3,981
Heavy Oil	—	—	—	—	—
Natural Gas Liquids	6,518	6,195	6,396	6,909	6,577
Total Oil and Natural Gas Liquids	9,935	8,993	9,652	10,550	10,558
Total Production (boe/d)	35,677	31,888	34,409	38,000	38,467
Per-Unit Results

Per-Unit Results - 2018	Year	Q4	Q3	Q2	Q1
Natural gas ($/boe)
Average sales price(1)	1.78	2.24	1.42	1.30	2.16
Royalties	(0.11)	(0.05)	(0.12)	(0.15)	(0.13)
Production expenses	1.24	1.09	1.28	1.25	1.35
Crude Oil and Condensate ($/bbl)
Average sales price(1)	73.63	50.98	82.47	83.93	77.01
Royalties	17.22	11.22	19.21	22.23	16.31
Production expenses	8.24	7.31	8.77	8.15	8.73
Natural Gas Liquids ($/bbl)
Average sales price(1)	24.46	20.89	26.31	24.70	26.42
Royalties	6.24	5.40	6.25	5.61	7.99
Production expenses	7.42	6.55	7.62	7.55	8.09
Total ($/bbl)
Average sales price(1)	17.16	17.21	16.17	15.71	19.50
Royalties	1.83	1.68	1.84	1.80	2.00
Production expenses	7.50	6.59	7.71	7.55	8.13

Per-Unit Results - 2017	Year	Q4	Q3	Q2	Q1
Natural gas (%/boe)
Average sales price(1)	2.27	1.79	1.54	2.94	2.87
Royalties	0.03	0.02	(0.08)	0.13	0.04
Production expenses	1.38	1.29	1.30	1.38	1.56
Crude Oil and Condensate ($/bbl)
Average sales price(1)	62.93	69.64	55.36	59.49	67.30
Royalties	10.87	10.47	11.79	10.84	10.44
Production expenses	8.80	8.79	8.20	8.24	9.95
Natural Gas Liquids ($/bbl)
Average sales price(1)	21.52	27.68	18.79	20.57	18.18
Royalties	5.31	5.52	4.35	3.48	8.19
Production expenses	8.25	7.76	7.82	8.30	9.33
Total ($/bbl)
Average sales price(1)	18.12	17.42	13.56	20.94	20.83
Royalties	1.78	1.78	1.12	1.92	2.36
Production expenses	8.31	7.81	7.84	8.30	9.37

Per-Unit Results - 2016	Year	Q4	Q3	Q2	Q1
Natural gas (%/boe)
Average sales price(1)	2.27	3.29	2.47	1.50	1.99
Royalties	(0.01)	0.16	(0.04)	(0.08)	(0.06)
Production expenses	1.46	1.78	1.48	1.42	1.22
Crude Oil and Condensate ($/bbl)
Average sales price(1)	48.41	58.12	50.08	49.32	39.33
Royalties	8.66	10.67	9.45	7.77	7.41
Production expenses	7.93	9.57	6.91	7.87	7.68
Natural Gas Liquids ($/bbl)
Average sales price(1)	13.14	18.87	10.53	13.05	10.35
Royalties	3.55	5.21	2.72	3.72	2.60
Production expenses	8.83	10.67	8.88	8.53	7.33
Total ($/bbl)
Average sales price(1)	16.86	22.95	17.36	13.60	14.52
Royalties	1.43	2.64	1.22	1.05	0.97
Production expenses	8.70	10.57	8.69	8.46	7.37
(1) Before gains or losses on commodity derivatives.
Drilling Activity
The following tables summarize Bellatrix's gross and net interest in wells drilled for the periods indicated.

	Exploratory Wells		Development Wells
2018	Gross	Net	Gross	Net
Oil	—	—	1	0.02
Gas	—	—	13	9.17
Service	—	—	—	—
Stratigraphic Test	—	—	—	—
Dry	—	—	—	—
Total	—	—	14	9.19

	Exploratory Wells		Development Wells
2017	Gross	Net	Gross	Net
Oil	—	—	1	1.00
Gas	—	—	32	22.84
Service	—	—	—	—
Stratigraphic Test	—	—	—	—
Dry	—	—	—	—
Total	—	—	33	23.84

	Exploratory Wells		Development Wells
2016	Gross	Net	Gross	Net
Oil	—	—	0	0.00
Gas	1	0.80	18	12.14
Service	—	—	—	—
Stratigraphic Test	—	—	—	—
Dry	—	—	—	—
Total	1	0.80	18	12.14
Present Activities
As of March 31, 2019, Bellatrix drilled 5 gross (5 net) wells in the first quarter of 2019. Bellatrix’s plans for the remainder of 2019 include the additional drilling of 7-10 wells in their core areas with the ability to add more dependent on commodity price improvements.
Location of Wells
The following table sets forth the number and status of oil wells and gas wells in which we have a working interest as at December 31, 2018.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	167	105.4	37	17.0	704	454.2	416	218.8
Saskatchewan	4	2.9	—	—	—	—	33	32.3
British Columbia	—	—	1	0.4	1	0.4	12	2.6
Total	171	108.3	38	17.4	705	454.6	461	253.7
Developed and Undeveloped Acreage
The following table summarizes our developed, undeveloped and total land holdings as at December 31, 2018.

	Developed		Undeveloped		Total
(thousands of acres)	Gross	Net	Gross	Net	Gross	Net
Alberta	366,664	230,940	142,313	105,764	508,977	336,705
Saskatchewan	7,602	1,910	62,637	20,318	70,240	22,228
British Columbia	13,327	12,720	8,005	7,732	21,332	20,452
Total	387,593	245,570	212,956	133,814	600,549	379,385
(1)May not add due to rounding.
Bellatrix does not expect any material expiries in its core land holdings in 2019.
Delivery Commitments
Bellatrix does not have any material long-term delivery commitments. Commitments relating to transportation and processing agreements have been disclosed under Item 5.F. "Tabular Disclosure of Contractual Obligations".
C. Organizational Structure
Bellatrix does not have, and at December 31, 2018 did not have, any significant subsidiaries.
D. Property, Plants and Equipment
The Company does not own any real property. Our corporate offices are located at 1920, 800 5 Avenue SW, Calgary, Alberta, Canada T2P 3T6. The Company's oil and gas properties are held in the form of licences and leases and working interests in licences and leases. As at December 31, 2018, Bellatrix had approximately 133,814 net undeveloped acres of land principally in Alberta.
Principal Properties
The following is a description of Bellatrix's principal oil and natural gas properties as at December 31, 2018. Unless otherwise indicated, production stated is average daily production for the year ended December 31, 2018 received by Bellatrix in respect of its working interest share before deduction of royalties and without including any royalty interest.
Ferrier
Located 35 kilometres northwest of Rocky Mountain House, Alberta, the Ferrier and Alder Flats areas produce natural gas and NGLs from the Belly River, Cardium, Spirit River and Rock Creek zones at depths ranging from 1,800 to 2,700 metres. The Spirit River comprises the Notikewin, Falher and Wilrich zones. Area production for 2018 averaged 32,865 BOE/d, comprised of 71.4% natural gas, 23.2% NGLs and 5.4% light oil and condensate. Bellatrix operates four compressor stations in the area. The majority of oil production from the area is delivered to two batteries and Bellatrix has a 61.18% working interest in one of the oil batteries. All of Bellatrix's net gas volumes from the area are delivered to the Bellatrix Alder Flats Gas Plant. With the start up of phase II of the Alder Flats Gas Plant in 2018 any volumes previously delivered to third party non-operated gas plants for processing were rerouted to the Alder Flats Gas Plant. Our land holdings in the area were 71,193 gross (54,279 net) acres of developed land and 15,929 gross (12,396) acres of undeveloped land as at December 31, 2018.
In Ferrier in 2018, Bellatrix participated in 12 gross (7.98 net) wells. The drilling program consisted of 10 gross (7.68 net) operated wells and 2 gross (0.30 net) non-operated wells, and all but two wells were completed and tied in in 2018 with the remaining wells completed and tied in in the first quarter of 2019. Of the 10 gross (7.68 net) operated wells, 9 gross (6.68 net) wells were Spirit River horizontal liquids-rich gas wells and 1 gross (1 net) well was a Cardium liquids-rich gas well.
In the first quarter of 2019 in Ferrier, Bellatrix drilled, completed and tied-in 5 gross (5 net) operated horizontal liquids-rich gas wells, one of which was spud in late December 2018. Of the 5 gross (5 net) wells, 4 gross (4 net) wells are Spirit River horizontal liquids rich gas wells and 1 gross (1 net) well is a Cardium liquids rich gas well. For the remainder of 2019, Bellatrix plans to drill an additional 7 gross (4.56 net) horizontal liquids-rich gas wells.
The Ferrier property in the west central area of Alberta accounts for 26,642 BOE/d, or 70% of the estimated total production on a proved plus probable basis for the year ended December 31, 2018, which is reflected in the estimate of gross proved reserves and gross proved plus probable reserves disclosed in the tables contained under "Disclosure of Reserves Data" above.

Willesden Green
The Willesden Green area is located approximately 45 kilometres north of Rocky Mountain House, Alberta. This property produces oil and associated natural gas from the Cardium zone, liquids-rich natural gas from the Notikewin, Falher, Ellerslie, and Rock Creek formations at depths of 1,800 to 2,800 metres, and sweet dry natural gas from five shallower horizons, including the Paskapoo, Ardley, Horseshoe Canyon, Edmonton and Belly River at depths of 300 to 1,200 metres. Production from this area averaged 2,469 BOE/d for 2018, consisting of 81% natural gas,12.9% NGLs and 6.1% light oil and condensate. The majority of this production is operated by Bellatrix. The Company operates three compressor stations in the area with ownership of approximately 70% in two of the stations. The Company delivers production to two third party operated gas plants in the area and holds a minority interest in one of the plants. The Company held 42,722 gross (28,059 net) acres of developed land and 10,080 gross (7,731 net) acres of undeveloped land as at December 31, 2018.
In Willesden Green in 2018, Bellatrix participated in 2 gross (1.2 net) wells. The drilling program consisted of 1 gross (1 net) operated Spirit River horizontal liquids-rich gas well and 1 gross (0.20 net) non-operated Notikewin horizontal gas well.
Bellatrix plans to drill and complete an additional 1 gross (0.5 net) Spirit River horizontal well in the Willesden Green area in the second half of 2019.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
The following discussions should be read in conjunction with our financial statements and related notes thereto included in this annual report.  The following discussion contains “forward-looking statements” made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act and the Private Securities Litigation Reform Act of 1995. These statements are based on our beliefs and expectations about future outcomes and are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results.  Forward-looking statements are typically identified using terms such as “may,” “will,” “should,” “potential,” “predicts,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or the negative of such terms and variations of these words and similar expressions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.
Factors that could cause or contribute to such differences include, without limitation, those described under Part I, “Item 3.D. Risk Factors” appearing in this annual report and factors described in other cautionary statements, cautionary language and risk factors set forth in other documents that we file with the Securities and Exchange Commission.  We undertake no obligation to publicly update, except as required by law, any forward-looking statements, whether as a result of new information, future events or otherwise.
Notwithstanding the above, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, expressly state that the safe harbor for forward looking statements does not apply to companies that issue penny stocks. Accordingly, the safe harbor for forward looking statements under the PSLRA is not available to the Company because we are considered to be an issuer of penny stock.
Unless otherwise noted, all references to "CDN$", “$” or “dollar” refer to the Canadian dollar, the Company’s reporting and functional currency.
Future Operations
As previously announced, the revolving period under the Company’s Credit Facilities currently expires on May 30, 2019, but is extendible annually thereafter at the option of the Company, subject to lender approval. If the revolving period is not extended in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. The Company has been advancing efforts and evaluating potential alternatives to optimize its capital structure, improve liquidity and enhance long term stakeholder value.  Such efforts include, among other things, Bellatrix’s ongoing discussions with parties across the Company’s capital structure in connection with potential transaction alternatives, including refinancing its outstanding US$145.8 million of Senior Notes due May 15, 2020 and extending the maturity of the Credit Facilities beyond November 30, 2019. The Company cautions that it can make no assurances as to whether any agreement with respect to a potential transaction may be reached, or the terms or timing of any such potential transaction. See "Item 8.B. Significant Changes" for additional information on the proposed Recapitalization Transaction.
As a result, there is currently significant uncertainty related to these future events and conditions that raise substantial doubt about whether the Company will continue as a going concern, and therefore, whether it will realize its assets and settle its liabilities in the normal course of business and at the amounts stated in the Financial Statements. Readers are cautioned to review note 2(c), note 7 and note 22 of the Financial Statements for additional information in this regard. However, management believes that the Company will be successful in obtaining alternative debt financing and extending near term debt maturities in a timely manner and, accordingly, has prepared the Financial Statements on a going concern basis. Accordingly, no adjustments have been made to the Financial Statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that may be necessary should the Company not continue as a going concern. These adjustments could be material.
Bellatrix continues to generate sufficient cash flow to meet its obligations in the ordinary course, including interest payments, capital spending and abandonment and remediation expenses, subject to achieving an extension of debt maturities.

SELECTED OPERATING RESULTS		Year ended December 31,
		2018	2017	2016
Total revenue (2)		228,712	249,399	227,874
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,876	9,192	9,935
Natural gas	(mcf/d)	154,553	166,078	154,453
Total oil equivalent	(boe/d)	35,635	36,872	35,677
Average realized prices
Crude oil and condensate	($/bbl)	73.63	62.93	48.41
NGLs (excluding condensate)	($/bbl)	24.46	21.52	13.14
Crude oil, condensate and NGLs	($/bbl)	34.05	31.61	25.27
Natural gas	($/mcf)	1.78	2.27	2.27
Natural gas (including risk management (3))	($/mcf)	2.46	2.85	2.64
Total oil equivalent	($/boe)	17.16	18.12	16.86
Total oil equivalent (including risk management (3))	($/boe)	19.50	20.45	18.38
Selected Key Operating Statistics
Operating netback (2)	($/boe)	6.16	6.69	6.39
Operating netback (2) (including risk management (3))	($/boe)	8.51	9.02	7.91
Production expenses	($/boe)	(7.50)	(8.31)	(8.70)
Transportation	($/boe)	(2.10)	(1.75)	(0.93)
General & administrative	($/boe)	(2.18)	(2.18)	(1.53)
Royalties as a % of sales (after transportation)		12%	11%	9%
Net wells drilled		9.2	23.9	12.9
COMMON SHARES
Common shares outstanding (4)		80,909,225	49,378,026	49,317,165
Weighted average shares (1)		59,734,872	49,351,848	42,821,013
SHARE TRADING STATISTICS
TSX and Other (5)
(CDN$, except volumes) based on intra-day trading
High		2.22	6.83	9.95
Low		0.60	1.85	4.80
Close		0.63	2.15	6.40
Average daily volume		605,342	227,648	456,470
NYSE (6)
(US$, except volumes) based on intra-day trading
High		1.78	5.15	7.40
Low		0.45	1.44	3.60
Close		0.47	1.72	4.72
(1) Basic weighted average shares for the year ended December 31, 2018 was 59,734,872 (2017: 49,351,848, 2016: 42,821,013). In computing weighted average diluted loss per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted adjusted funds flow per share for the year ended December 31, 2018, a total of nil (2017: nil, 2016: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, and nil (2017: nil, 2016: nil) common shares issuable on conversion of the Convertible Debentures were added to the denominator for the year resulting in diluted weighted average common shares of 59,734,872 (2017: 49,351,848, 2016: 42,821,013).
(2) Refer to “Non-GAAP Measures” in respect of the terms “operating netbacks” and “total revenue”.
(3) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(4) Fully diluted common shares outstanding for the year ended December 31, 2018 was 91,122,802 (2017: 57,172,998, 2016: 58,063,029). This includes 952,532 (2017: 1,622,132, 2016: 2,573,024) of share options outstanding, 6,172,840 (2017: 6,172,840, 2016: 6,172,840) of shares issuable on conversion of the Convertible Debentures, and 3,088,205 (2017: nil, 2016: nil) of warrants outstanding. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.

(5) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.
(6) Bellatrix voluntarily delisted the Company's common shares from the New York Stock Exchange ("NYSE") effective February 11, 2019.

Annual Financial and Operational Results
SALES VOLUMES
Sales volumes for the year ended December 31, 2018 decreased by 3% to 35,635 boe/d compared to 36,872 boe/d in 2017. The total change in sales volumes between the year ended December 31, 2018 and December 31, 2017 was impacted by natural production declines and proactive curtailment of natural gas volumes during periods of weak daily AECO natural gas prices during 2018. These decreases were offset by production volumes added through strong developmental drilling in the Spirit River liquids rich natural gas play and the contribution of two joint venture partner property acquisitions completed in the fourth quarter of 2018. Sales volumes for the year ended December 31, 2018 have exceeded previous full year 2018 average production guidance by approximately 1%.
Sales volumes for the year ended December 31, 2017 increased by 3% to an average of 36,872 boe/d compared to 35,677 boe/d in the 2016 year. Bellatrix focused operational activity in 2017 on optimizing existing assets, offsetting base declines, mitigating downtime and enhancing cash flow. Several properties were evaluated and subsequently shut-in or converted to seasonal operations to improve overall corporate netbacks with minimal volume impact. By improving wellbore dynamics through optimization projects, daily rates were maximized and base production declines have flattened. Gathering system and facility optimization was achieved through system modelling and subsequent redirection of hydrocarbon flows which have maximized deliverability of production volumes and netbacks throughout the Company’s gathering system. These volumes were partially offset by the impact of system-wide curtailments of take-away capacity on the Nova Gas Transmission Ltd. (the "NGTL") system, third party plant constraints, natural production declines and the impact of non-core asset dispositions completed between the fourth quarter of 2016 and the third quarter of 2017.
The completion of Phase 2 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”) in March 2018 has further enhanced Bellatrix's NGL extraction capabilities. Total NGL recoveries (including plant condensate) at the Alder Flats Plant have increased in the last 9 months of 2018, with NGL sales yields of approximately 73 bbl/MMcf, up approximately 18% from first quarter total sales yields of approximately 62 bbl/MMcf. The Alder Flats Plant deep-cut process provides enhanced NGL yields of approximately 10 to 35 bbl/MMcf over third-party plants in the Company's core area, resulting in an increase in the Company's average corporate liquids weighting to approximately 27% in 2018, up from 25% in 2017. This has also contributed to a 7% increase in realized crude oil, condensate and NGL production in 2018 when compared to 2017.
Bellatrix maintains several long term firm transportation (“FT”) agreements, ensuring market egress for current and forecast natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. (the “NGTL”) system. The NGTL system has experienced curtailments of both interruptible and firm service capacity as the operator continued work in 2018 to expand capacity along the system. Having secured excess FT relative to the Company's current production levels, these recent system wide curtailments have had minimal impact on Bellatrix's ability to deliver volumes, but have impacted realized pricing as discussed below.

Sales Volumes
		Year ended December 31,
		2018	2017	2016
Crude oil and condensate	(bbl/d)	1,926	2,240	3,417
NGLs (excluding condensate)	(bbl/d)	7,950	6,952	6,518
Total crude oil, condensate and NGLs	(bbl/d)	9,876	9,192	9,935
Natural gas	(mcf/d)	154,553	166,078	154,453
Total sales volumes (6:1 conversion)	(boe/d)	35,635	36,872	35,677
Crude oil, condensate and NGL sales volumes increased by 7% in the year ended December 31, 2018, averaging 9,876 bbl/d compared to 9,192 bbl/d in the same period of 2017. In the year ended December 31, 2018, crude oil, condensate and NGL volumes natural production declines were offset by approximately 18% increase in liquid recoveries due to the commissioning of Phase 2 of the Alder Flats Plant in March 2018.

Natural gas sales volumes decreased 7% to 154.6 MMcf/d during the year ended December 31, 2018, compared to 166.1 MMcf/d in the same period in 2017. In 2018, the Company focused drilling activity on the Spirit River liquids-rich natural gas play, as well as capital investment in optimization activities to mitigate natural declines.
DRILLING ACTIVITY

	Year ended December 31, 2018			Year ended December 31, 2017			Year ended December 31, 2016
	Gross	Net	Success Rate	Gross	Net	Success Rate	Gross	Net	Success Rate
Ellerslie	—	—	—%	4	1.6	100%	—	—	—
Cardium	2	1.0	100%	3	3.0	100%	—	—	—
Spirit River	12	8.2	100%	26	19.3	100%	19	12.9	100%
Total	14	9.2	100%	33	23.9	100%	19	12.9	100%
In the year ended December 31, 2018, Bellatrix drilled and/or participated in 12 gross (8.2 net) Spirit River liquids rich natural gas wells and 2 gross (1.0 net) Cardium wells. The Company continues to focus capital investment in its low cost Spirit River natural gas play, which delivers strong results at current natural gas and liquids prices and takes advantage of the increased processing capacity at the Alder Flats Plant. Bellatrix’s drilling activity in 2018 was weighted 86% towards Spirit River liquids rich natural gas wells.
In the year ended December 31, 2017, Bellatrix drilled and/or participated in 26 gross (19.3 net) Spirit River liquids rich natural gas wells, 3 gross (3.0 net) Cardium wells, and 4 gross (1.6 net) non-operated Ellerslie liquids rich natural gas wells. In the year ended December 31, 2016, Bellatrix drilled and/or participated in 19 gross (12.9 net) Spirit River liquids-rich gas wells. Bellatrix's drilling activity in 2016 was weighted 100% towards liquids rich natural gas wells.
COMMODITY PRICES

Average Commodity Prices
	Year ended December 31,
	2018	2017	2016
Crude oil:
WTI (US$/bbl)	64.77	50.95	43.32
Canadian Light crude blend ($/bbl)	68.49	61.85	52.79
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	73.63	62.93	48.41
NGLs (excluding condensate)	24.46	21.52	13.14
Total crude oil, condensate and NGLs	34.05	31.61	25.27
Crude oil, condensate and NGLs (including risk management (1))	31.81	30.50	47.81

Natural gas:
NYMEX (US$/mmbtu)	2.93	3.11	2.46
AECO daily index ($/mcf)	1.50	2.16	2.16
AECO monthly index ($/mcf)	1.53	2.43	2.09
Bellatrix’s average realized prices ($/mcf)
Natural gas	1.78	2.27	2.27
Natural gas (including risk management)	2.46	2.85	2.64

Exchange rate (CDN$/US$1.00)	1.2957	1.2966	1.3241
(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
Bellatrix’s natural gas average realized sales price before commodity price risk management contracts for 2018 decreased by 22% to $1.78/mcf compared to $2.27/mcf in the same period in 2017 and 2016. Bellatrix’s natural gas average realized price, including commodity price risk management contracts for the year ended December 31, 2018, averaged $2.46/mcf compared to $2.85/mcf in the comparative 2017 period and $2.64 in the comparative 2016 period.
Bellatrix’s natural gas sales were primarily priced with reference to the daily and monthly AECO indices, however, beginning in February 2018, Bellatrix added new U.S. market exposure, thereby diversifying its sales price markets away from AECO. These new market sales to Chicago, Dawn and Malin resulted in gains of approximately CDN$11.4 million in 2018. Deliveries to these alternative markets represented approximately 30% of Bellatrix’s net natural gas production in the year ended December 31, 2018. This longer term diversification strategy reduces Bellatrix's exposure to the AECO daily spot market on approximately 50% of Bellatrix 2019 projected natural gas production. For the year ended December 31, 2018, the AECO daily reference price decreased by 31% and the AECO monthly reference price decreased 37% compared to 2017. The AECO market continues to be negatively impacted by the changes initiated in July 2017 to the operating methodology used by the pipeline operator to regulate the flow of available gas in the Alberta market during periods of maintenance. AECO pricing remains highly discounted from pricing in other North American markets and producing basins.
Bellatrix's oil production is primarily condensate and light, sweet crude oil which historically has priced closely with Canadian Light crude blend prices. Canadian oil prices were negatively impacted by growing inventories in western Canada throughout 2018. The differential to WTI at the Edmonton market averaged -US$11.12/bbl in 2018 and Bellatrix's condensate production averaged -US$3.79/bbl for the year ended December 31, 2018. For the year ended December 31, 2018, Bellatrix realized an average price of $73.63/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 17% from the average price of $62.93/bbl received in 2017. The Canadian Light crude blend price increased by 11% and the average WTI crude oil benchmark price increased by 27% between 2018 and 2017. During the year ended December 31, 2017, Bellatrix realized an average price for crude oil and condensate of $62.93/bbl before commodity price risk management contracts, an increase of 30% from the average price of $48.41/bbl received in the 2016 year.
Bellatrix’s average realized price for NGLs (excluding condensate) increased by 14% to $24.46/bbl during the year ended December 31, 2018 compared to $21.52/bbl received in the comparable 2017 period. Bellatrix’s average realized price for NGLs (excluding condensate) increased by 64% to $21.52/bbl during the 2017 year, compared to $13.14/bbl received in 2016. Recently announced projects set to be constructed in the Redwater area, Alberta will provide much needed new markets for propane as well as a new west coast propane export terminal scheduled to begin operations in the second quarter of 2019.
REVENUE
Bellatrix’s total revenue was $228.7 million for the year ended December 31, 2018, a decrease of 8% compared to $249.4 million realized in the year ended December 31, 2017. The decrease in total revenue in the year ended December 31, 2018 compared to 2017 was a result of a 5% decrease in realized average commodity prices as well as a 3% decrease in sales volumes. Bellatrix’s total revenue was $249.4 million for the year ended December 31, 2017, an increase of 9% compared to $227.9 million realized in the year ended December 31, 2016. The increase in total revenue in the year ended December 31, 2017 compared to 2016 was a result of a 7% increase in realized average commodity prices as well as a 3% increase in sales volumes. Other income decreased in 2017 as a result of the disposition of certain production facilities in 2016 and working interest in the Alder Flats Plant.
For the 2018 year, Bellatrix realized crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts of $122.7 million, a 16% increase from $106.1 million realized in 2017. The increase in revenue realized between the years was the result of an 8% increase in average crude oil, condensate and NGL prices as well as a 7% increase in associated sales volumes between periods. For the 2017 year, Bellatrix realized crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts of $106.1 million, a 15% increase from $91.9 million realized in 2016. The increase in revenue realized between the years was the result of a 25% increase in average crude oil, condensate and NGL prices, offset partially by a 7% decrease in associated sales volumes between periods.
For the year ended December 31, 2018, natural gas revenue before other income, royalties and commodity price risk management contracts was $100.4 million, a decrease of 27% from $137.8 million realized in the 2017 year. The decrease in revenue realized was attributable to a 7% decrease in natural gas production volumes, as well as a 22% decrease in average realized natural gas prices. For the year ended December 31, 2017, natural gas revenue before other income, royalties and commodity price risk management contracts was $137.8 million, an increase of 7% from $128.2 million realized in the 2016 year. The increase in revenue realized was attributable to an 8% increase in natural gas production volumes, as prices remained flat between the 2017 and 2016 years.

Revenue
	Year ended December 31,
($000s)	2018	2017	2016
Crude oil and condensate	51,761	51,448	60,546
NGLs (excluding condensate)	70,970	54,602	31,352
Crude oil, condensate and NGLs	122,731	106,050	91,898
Natural gas	100,405	137,775	128,226
Petroleum and natural gas sales	223,136	243,825	220,124
Other income (1)	5,576	5,574	7,750
Total revenue (2)	228,712	249,399	227,874
(1) Other income primarily consists of processing and other third party income.
(2) Total Revenue is considered to be a non-GAAP measure and includes petroleum and natural gas sales and other income.
COMMODITY PRICE RISK MANAGEMENT
The Company has a commodity price risk management policy which permits management to use various commodity price risk management strategies to reduce the impact of price volatility for a maximum of 36 months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to adjusted funds flow, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.
As at December 31, 2018, the Company has entered into commodity price risk management arrangements as follows:
Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	January 2019	10,000 GJ/d	$2.54	CDN	AECO
Natural gas fixed	Financial	February 2019	10,000 GJ/d	$2.43	CDN	AECO
Natural gas fixed	Financial	April 1, 2019 to October 31, 2019	20,000 GJ/d	$1.79	CDN	AECO
Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	)US	AECO 7A/NYMEX
Natural gas	Financial	January 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.19	)US	AECO 7A/NGI Chicago
Natural gas	Financial	January 1, 2019 to October 31, 2020	5,275 GJ/d	$(1.23	)US	AECO/Dawn Gas Daily

Crude oil call option arrangements

Type		Period	Volume	Price		Index
Oil	Financial	January 1, 2019 to December 31, 2019	1,000 bbl/d	$87.50	CDN	WTI - NYMEX
Oil	Financial	January 1, 2020 to December 31, 2020	1,000 bbl/d	$77.90	CDN	WTI - NYMEX

Subsequent to December 31, 2018, the Company monetized certain natural gas basis differential arrangements from April 1, 2019 to October 31, 2019 of 26,377 GJ/d for proceeds of $2.4 million. In addition, the Company entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	March 2019	40,000 GJ/d	$2.38	CDN	AECO

Bellatrix maintains strong commodity price risk management and market diversification coverage through 2020 which is expected to reduce the impact of commodity price volatility on the Company's business. Bellatrix has diversified its natural gas price exposure through physical sales contracts that give the Company exposure to the Dawn, Chicago, and Malin natural gas pricing hubs. This combined long-term diversification strategy reduces Bellatrix’s exposure to AECO pricing on approximately 50% of the Company’s 2019 projected natural gas volumes (based on the mid-point of 2019 average production guidance).
When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts is reflected in its financial statements as an unrealized asset or liability. Fair value is based on the estimated amount that would have been received or paid, after any adjustments for credit risk, to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Statements of Profit (Loss) and Comprehensive Income (Loss).
The following are summaries of the gain (loss) on commodity price risk management contracts for years ended December 31, 2018, 2017, and 2016:

Commodity contracts
Year ended December 31, 2018
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	(8,126)	38,587	75	30,536
Unrealized gain (loss) on contracts (1)	(1,019)	(19,980)	2,917	(18,082)
Total gain (loss) on commodity contracts	(9,145)	18,607	2,992	12,454
 (1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Commodity contracts
Year ended December 31, 2017
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	—	35,048	(3,724)	31,324
Unrealized gain (loss) on contracts (1)	(1,550)	49,706	(2,918)	45,238
Total gain (loss) on commodity contracts	(1,550)	84,754	(6,642)	76,562
 (1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Commodity contracts
Year ended December 31, 2016
($000s)	Crude Oil	Natural Gas	NGL's	Total
Realized cash gain (loss) on contracts	(754)	20,646	—	19,892
Unrealized gain (loss) on contracts (1)	390	(29,915)	—	(29,525)
Total gain (loss) on commodity contracts	(364)	(9,269)	—	(9,633)
 (1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.
ROYALTIES
Bellatrix pays royalties to the respective provincial governments and landowners where it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta.
For the year ended December 31, 2018, Bellatrix incurred total royalties of $23.8 million compared to $24.0 million incurred in 2017. Overall royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in 2018 were 12%, compared with 11% in 2017. The Company's average corporate royalty rates were consistent for the 2018 and 2017 years as the impact of the increase in realized crude oil, condensate and NGL prices were offset by the increased gas cost allowance ("GCA") related to infrastructure and facilities and the decreases in realized natural gas prices.

For the year ended December 31, 2017, royalties incurred totaled $24.0 million compared to $18.6 million incurred in the 2016 year. Overall royalties as a percentage of revenue (after transportation costs) in 2017 were 11% compared to 9% in 2016. Higher average corporate royalties in 2017 reflect the impact from higher crude oil and NGL commodity prices, as well as decreased gas cost allowance (“GCA”) credits in 2017 resulting from the infrastructure and facilities dispositions in 2016.

Royalties by Commodity Type
	Year ended December 31,
($000s, except where noted)	2018	2017	2016
Crude oil, condensate, and NGLs	30,228	22,365	19,303
$/bbl	8.39	6.67	5.31
Average crude oil, condensate and NGL royalty rate (%)	25	21	21

Natural Gas	(6,439)	1,596	(667)
$/mcf	(0.11)	0.03	(0.01)
Average natural gas royalty rate (%)	(6)	1	(1)
Total	23,789	23,961	18,636
Total $/boe	1.83	1.78	1.43
Average total royalty rate (%)	12	11	9
PRODUCTION EXPENSES
Production expenses for the year ended December 31, 2018 totaled $97.5 million ($7.50/boe) compared to $111.8 million ($8.31/boe) in the comparative 2017 period. Production expenses decreased on a per boe basis between 2018 and 2017 as a result of the commissioning of Phase 2 of the Alder Flats Plant, renegotiation of processing agreements which reduced take-or-pay fees effective July 1, 2018 at certain third party facilities, the disposition of higher cost structure non-core properties in 2017 and the acquisition of joint venture partner production in the fourth quarter of 2018 that were processed through key Bellatrix infrastructure.
Upon completion of Phase 2 of the Alder Flats Plant in March 2018, Bellatrix has redirected approximately 65 MMcf/d of gross natural gas volumes from higher cost third party processing plants to the Alder Flats Plant to optimally process under its ownership and processing volume commitments. Operating costs for natural gas processed through Bellatrix’s ownership interest in the Alder Flats Plant are approximately $0.16/mcf, providing significant cost benefits for the Company. The redirection of natural gas volumes from third-party plants is anticipated to drive long term sustained operating cost reductions for the Company.
Production expenditures in the 2018 year of $7.50/boe are below Bellatrix’s previous full year 2018 production expenditure guidance range of $7.65/boe to $7.90/boe. In addition, the Company continues to undertake cost containment efforts focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services.
Production expenses for the year ended December 31, 2017 totaled $111.8 million ($8.31/boe) compared to $113.6 million ($8.70/boe) in the comparative 2016 period. The variance in production expense on a per boe basis between the year ended December 31, 2017 and the comparative period in 2016, are a result of continued cost suppression activity focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services. Bellatrix executed a strong optimization program in 2017, resulting in mitigation of downtime, moderating base declines and reducing production expenses.

Production Expenses by Commodity Type
	Year ended December 31,
($000s, except where noted)	2018	2017	2016
Crude oil, condensate and NGLs	27,329	28,143	30,977
$/bbl	7.58	8.39	8.52

Natural gas	70,197	83,673	82,612
$/mcf	1.24	1.38	1.46
Total production expenses	97,526	111,816	113,589
Total $/boe	7.50	8.31	8.70
TRANSPORTATION
Transportation expenses for the year ended December 31, 2018 were $27.3 million ($2.10/boe) compared to $23.5 million ($1.75/boe) in the same period in 2017. The increase in transportation costs per boe for the full year 2018 compared to 2017 was primarily due to secured transportation agreements previously entered into for Phase 2 of the Alder Flats Plant which were based on the initial expected start-up date for the expansion of the second quarter of 2017.
Transportation expenses for the year ended December 31, 2017 were $23.5 million ($1.75/boe) compared to $12.1 million ($0.93/boe) in the same period in 2016. The increase in transportation costs per boe in the year ended December 31, 2017 compared to the same period of 2016 was primarily due to secured transportation agreements previously entered into for Phase 2 of the Alder Flats Plant which were based on the initial expected start-up date for the expansion in 2017.  Due to the deferred start-up of Phase 2 relative to initial plans, Bellatrix maintains excess transportation capacity for the months leading up to its expected start up in the second quarter of 2018.  Upon completion of the Phase 2 plant expansion, Bellatrix expects to utilize the additional transportation capacity thereby reducing transportation costs on a per boe basis.
OPERATING NETBACK

Operating Netback – Corporate
	Year ended December 31,
($/boe)	2018	2017	2016
Total Revenue (1)	17.59	18.53	17.45
Production	(7.50)	(8.31)	(8.70)
Transportation	(2.10)	(1.75)	(0.93)
Royalties	(1.83)	(1.78)	(1.43)
Operating netback(2)	6.16	6.69	6.39
Risk management gain (loss) (3)	2.35	2.33	1.52
Operating netback after risk management	8.51	9.02	7.91
(1) Total Revenue is considered to be a non-GAAP measure and includes petroleum and natural gas sales and other income.
(2) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and production expenses from total revenue.
(3) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
For the year ended December 31, 2018, the corporate operating netback before commodity risk management contracts was $6.16/boe, a decrease of 8% compared to $6.69/boe in 2017. The decreased operating netback realized in 2018 was primarily the result of a 5% decrease in average realized combined commodity prices and increased transportation and royalty expenses, partially offset by decreased production expenses. After including commodity risk management contracts, the corporate operating netback for the year ended December 31, 2018 was $8.51/boe compared to $9.02/boe in 2017.
For the year ended December 31, 2017, the corporate operating netback before commodity risk management contracts was $6.69/boe, an increase of 5% compared to $6.39/boe in 2016. The increased netback realized in 2017 was primarily the result of 7% higher average realized combined commodity prices and decreased production expenses, partially offset by increased transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the year ended December 31, 2017 was $9.02/boe compared to $7.91/boe in 2016.

Operating Netback – Crude Oil, Condensate, and NGLs
	Year ended December 31,
($/bbl)	2018	2017	2016
Sales	34.05	31.61	25.27
Production	(7.58)	(8.39)	(8.52)
Transportation	(4.55)	(3.73)	(0.35)
Royalties	(8.39)	(6.67)	(5.31)
Operating netback (1)	13.53	12.82	11.09
Risk management gain (loss) (2)	(2.23)	(1.11)	(0.21)
Operating netback after risk management	11.30	11.71	10.88
(1) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and production expenses from total revenue.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback for crude oil, condensate, and NGLs increased by 6% to $13.53/bbl for the year ended December 31, 2018, from $12.82/bbl realized in 2017. The higher netback was primarily attributable to an 8% stronger crude oil, condensate, and NGL commodity prices and decreased production expenses, partially offset by an increase in transportation and royalty expenses. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the year ended December 31, 2018 was $11.30/bbl compared to $11.71/bbl in 2017.
The operating netback for crude oil, condensate, and NGLs increased by 16% to $12.82/bbl for the year ended December 31, 2017, from $11.09/bbl realized in the 2016 year. The higher netback was primarily attributable to 25% stronger crude oil, condensate, and NGL commodity prices and decreased production expenses, partially offset by higher transportation and royalty expenses. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the year ended December 31, 2017 was $11.71/bbl compared to $10.88/bbl in 2016.

Operating Netback – Natural Gas
	Year ended December 31,
($/mcf)	2018	2017	2016
Sales	1.78	2.27	2.27
Production	(1.24)	(1.38)	(1.46)
Transportation	(0.19)	(0.18)	(0.19)
Royalties	0.11	(0.03)	0.01
Operating netback (1)	0.46	0.68	0.63
Risk management gain (loss) (2)	0.68	0.58	0.37
Operating netback after risk management	1.14	1.26	1.00
(1) Operating netbacks is considered to be a non-GAAP measure. Operating netbacks are calculated by subtracting royalties, transportation, and production expenses from total revenue. The detailed calculations of operating netbacks are found in the MD&A.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
For the year ended December 31, 2018, the operating netback for natural gas was $0.46/mcf, a decrease of 32% from $0.68/mcf realized in 2017. The reduction in netback between the years is a result of a 22% decrease in realized natural gas prices and increased transportation expenses, offset by lower production and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the year ended December 31, 2018 was $1.14/mcf compared to $1.26/mcf in the 2017 year.
For the year ended December 31, 2017, the operating netback for natural gas was $0.68/mcf, an increase of 8% from $0.63/mcf realized in 2016. The higher netback between the years reflected flat prices, lower production and transportation expenses, partially offset by higher royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the year ended December 31, 2017 was $1.26/mcf compared to $1.00/mcf in the 2016 year.
GENERAL AND ADMINISTRATIVE
Bellatrix incurred lower gross general and administrative (“G&A”) expenses (before capitalized G&A and recoveries) in the year ended December 31, 2018 when compared to the same period of 2017 by 10%. Net G&A expenses (after capitalized costs and recoveries) for the year ended December 31, 2018 were $28.4 million ($2.18/boe) compared to $29.4 million ($2.18/boe) in the comparative 2017 period, a decrease of 3%. The overall decrease to net G&A for the year ended December 31, 2018 compared to the same period in 2017 was primarily attributable to an decrease in gross G&A expenses related to a decrease in personnel related costs. In the fourth quarter of 2018 the Company incurred $1.3 million related to capital refinancing transaction activities.
Bellatrix incurred higher gross general and administrative (“G&A”) expenses (before capitalized G&A and recoveries) in the year ended December 31, 2017 when compared to the same period of 2016 by 28%. Net G&A expenses (after capitalized costs and recoveries) for the year ended December 31, 2017 were $29.4 million ($2.18/boe) compared to $19.9 million ($1.53/boe) in the comparative 2016 period, an increase of 47%. The overall increase to net G&A for the year ended December 31, 2017 compared to the same period in 2016 was primarily attributable to an increase in gross G&A expenses related to executive changes.

General and Administrative Expenses
	Year ended December 31,
($000s, except where noted)	2018	2017	2016
Gross expenses	39,439	43,638	33,547
Capitalized	(7,036)	(7,594)	(7,027)
Recoveries	(4,014)	(6,667)	(6,601)
G&A expenses	28,389	29,377	19,919
G&A expenses, per unit ($/boe)	2.18	2.18	1.53
ONEROUS CONTRACTS
Onerous contracts result from unfavourable leases in which the unavoidable costs of meeting the obligations under the contracts exceed the economic benefits expected to be received. As at December 31, 2018, the Company recorded a provision of $5.4 million related to unoccupied office lease premises representing the minimum future payments that the Company is required to make. The onerous contract provision is expected to be settled in periods up to and including the year 2024.
INTEREST AND FINANCING CHARGES
For the year ended December 31, 2018, Bellatrix recorded $39.4 million ($3.03/boe), of interest and financing charges related to amounts outstanding under its Credit Facilities, Second Lien Notes, Senior Notes and Convertible Debentures (each term as defined below), compared to $38.0 million ($2.82/boe), during the same period in 2017. Interest and financing charges increased in the current period due to an increase in the amount outstanding under the Credit Facilities and the increase in weighted average interest rate for amounts borrowed under the Credit Facilities compared to the same period of 2017.

Interest and Financing Charges (1)
	Year ended December 31,
($000s, except where noted)	2018	2017	2016
Interest on Credit Facilities	4,302	2,194	13,516
Interest on Second Lien Notes	3,224	—	—
Interest on Senior Notes	26,219	30,378	30,771
Interest on Convertible Debentures	5,681	5,381	2,063
Interest and financing charges	39,426	37,953	46,350
Interest and financing charges ($/boe)	3.03	2.82	3.55
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

Bellatrix’s total net debt at December 31, 2018 of $443.3 million represents an increase of $22.5 million from the December 31, 2017 amount of $420.8 million. Total net debt at December 31, 2018 of $443.3 million included $47.8 million of Credit Facilities, $137.1 million of Second Lien Notes, $196.0 million of Senior Notes (includes $26.7 million of unrealized foreign exchange gain recognized on the mark-to-market of the United States dollar denominated Second Lien Notes and Senior Notes in the year ended December 31, 2018), $41.7 million of Convertible Debentures (liability component) and an adjusted working capital deficiency of $20.7 million.
For the year ended December 31, 2017, Bellatrix recorded $38.0 million ($2.82/boe) of interest and financing charges related to the Credit Facilities, Convertible Debentures and Senior Notes (each as defined below), compared to $46.4 million ($3.55/boe) during the same period in 2016. The decrease in interest and financing charges in the year ended December 31, 2017 compared to 2016 was primarily attributed to reduced interest expense resulting from the material reduction in amounts outstanding on Credit Facilities throughout 2016 and 2017.

Reconciliation of Total Liabilities to Total Net Debt
	As at December 31,
($000s)	2018	2017
Total liabilities per financial statements	563,018	566,901
Current liabilities (excluding current Credit Facilities amounts )	(66,424)	(100,489)
Decommissioning liabilities	(61,487)	(58,687)
Other deferred liabilities	(10,863)	(7,402)
Risk management contract liability	(1,652)	(3,422)

Adjusted working capital
Current assets	(50,323)	(81,291)
Current liabilities	114,187	100,489
Current Credit Facilities	(47,763)	—
Current portion of other deferred liabilities	(1,909)	(20,790)
Current portion of decommissioning liability	(2,387)	(1,924)
Current portion of risk management contract asset	9,852	31,910
Current portion of risk management contract liability	(917)	(4,468)
	20,740	23,926
Total net debt (1)	443,332	420,827
Convertible Debentures (liability component)	(41,732)	(39,426)
Net debt (1)	401,600	381,401
(1) Total net debt is considered to be a Non-GAAP measure and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, Second Lien Notes, Senior Notes. Convertible Debentures (liability component), current Credit Facilities and Credit Facilities. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management assets and liabilities, current portion of other deferred liabilities, current portion of decommissioning liability and the current Credit Facilities. Net debt excludes the liability component of the Convertible Debentures.
SHARE-BASED COMPENSATION
Bellatrix has an Award Incentive Plan (the “Award Plan”) where the Company may grant restricted awards (“RAs”) and performance awards (“PAs”) to officers, employees, and other service providers. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times. Under Bellatrix’s Deferred Share Unit Plan, the Company may grant deferred share units ("DSUs") to non-employee directors.
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. The number of outstanding share options, DSUs, RAs and PAs have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio.

The following table summarizes the DSUs, RAs, and PAs movement for the year ended December 31, 2018:

	Share Options	DSUs	RAs	PAs
Balance, December 31, 2017	1,622,132	517,898	823,487	573,055
Granted	95,000	304,056	880,200	335,800
Exercised	(722,800)	—	(317,840)	(77,870)
Forfeited	(41,800)	—	(202,846)	(67,910)
Balance, December 31, 2018	952,532	821,954	1,183,001	763,075

The following table provides a summary of the Company’s share-based compensation plans for the years ended December 31, 2018, December 31, 2017 and December 31, 2016.

	Year ended December 31,
($000s)	2018	2017	2016
Share options expense	334	1,074	2,565
DSUs expense (recovery)	(669)	(583)	834
RAs expense (recovery)	(80)	178	241
PAs expense (recovery)	(88)	(137)	144
Share-based compensation expense (recovery)	(503)	532	3,784
Lower share-based compensation expense in the year ended December 31, 2018 compared to the year ended December 31, 2017 is a result of a decrease in the Company’s share price. Lower share-based compensation expense in the year ended December 31, 2017 compared to the year ended December 31, 2016 is a result of a decrease in the Company’s share price offset by amortization of awards issued in 2017.
DEPLETION, DEPRECIATION AND IMPAIRMENT
Depletion and Depreciation
Depletion and depreciation expense for the year ended December 31, 2018, was $105.3 million ($8.09/boe) compared to $120.7 million ($8.96/boe), recognized in the comparative 2017 period. The decrease in the Company’s depletion and depreciation expense, on a per boe basis between the periods, can be attributed to the lower capital cost base stemming from the non-core asset dispositions completed in 2017 and an 11% increase in reserves base.
For the year ended December 31, 2018, Bellatrix has included a total of $863 million (2017: $832 million, 2016: $950 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $41.4 million (2017: $46.6 million, 2016: $46.0 million) for estimated salvage in the depletion and depreciation calculations.

Depletion and Depreciation
	Year ended December 31,
($000s, except where noted)	2018	2017	2016
Depletion and Depreciation	105,286	120,652	136,518
Depletion and Depreciation per unit ($/boe)	8.09	8.96	10.45
Impairment Loss
Exploration & Evaluation Assets
Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on E&E assets. At December 31, 2018, impairment indicators were identified for E&E assets, primarily as a result of sustained low natural gas prices. No impairment was recognized on E&E assets as the estimated recoverable amount of the assets exceeded their carrying value. The estimated recoverable amount was based on a fair value less costs of disposal calculation determined principally on recent and relevant land sales.

Property, Plant and Equipment
Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on all of the Company’s cost generating units ("CGUs"). At December 31, 2018, impairment indicators were identified for the Company’s core Central Alberta CGU, non-core North Alberta CGU and non-core South Alberta CGU, primarily as a result of sustained low natural gas prices.
The recoverable amount of the Central Alberta, North Alberta and South Alberta CGUs as at December 31, 2018 was determined using a value in use ("VIU") approach, as Bellatrix determined that VIU was greater than fair value less costs to sell ("FVLCS"). VIU was calculated as the net present value of the before-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by Bellatrix’s independent reserve evaluator at December 31, 2018, adjusted for the net present value of the before-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves.
No impairment was recognized in the Company's core Central Alberta CGU as the estimated recoverable amount of the CGU exceeded its carrying value for the year ended December 31, 2018. The VIU of the Central Alberta CGU was based on before-tax discount rates ranging from 12-15%.
For the year ended December 31, 2018, a non-cash impairment loss of $0.8 million was recognized in the Company’s non-core North Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the North Alberta CGU as at December 31, 2018 was negative $5.2 million. A non-cash impairment loss of $1.3 million was recognized in the Company’s non-core South Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the South Alberta CGU was negative $18.9 million. The VIU of the North Alberta and South Alberta CGU was based on before-tax discount rates ranging from 15-20%.
A 1% increase to the discount rates applied in the impairment calculation for the North Alberta CGU and South Alberta CGU would result in an increase in impairment loss of approximately $0.2 million and nil, respectively, for the year ended December 31, 2018, whereas a 1% decrease to the discount rates applied would result in a corresponding decrease to the impairment loss recognized.
For the year ended December 31, 2017, a non-cash impairment loss of $12.2 million was recognized in the Company’s non-core North Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the North Alberta CGU as at December 31, 2017 was negative $4.7 million. A non-cash impairment loss of $1.0 million was recognized in the Company's non-core South Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the South Alberta CGU was negative $18.3 million. The VIU determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 15-20%.
For the year ended December 31, 2016, a non-cash impairment reversal of $307.0 million was recognized in the Company’s core Central Alberta CGU, representing the maximum amount of impairment reversal able to be taken based on prior impairment loss less depletion and dispositions. The estimated recoverable amount of the Central Alberta CGU as at December 31, 2016 was $1.3 billion. A non-cash impairment loss of $43 million was recognized in the Company's non-core South Central CGU. The estimated recoverable amount of the South Central CGU was $64 million. No impairment was recognized in the Company's non-core North Alberta and South Alberta CGUs in 2016.
FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its United States dollar denominated Second Lien Notes and Senior Notes. The Second Lien Notes and Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Second Lien Notes and Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as the Second Lien Notes, Senior Notes, and other minor foreign currency based transactions are translated and settled during the period.

	Year ended December 31,
($000s)	2018	2017	2016
Realized gain (loss) on foreign exchange	(8,296)	(797)	277
Unrealized gain (loss) on foreign exchange (1) (2) (3)	(18,617)	22,165	9,939
Unrealized gain (loss) on foreign exchange contracts	3,422	(3,867)	(2,021)
Gain (loss) on foreign exchange	(23,491)	17,501	8,195
(1) Exchange rate (CDN$/US$1.00) at December 31, 2018 was 1.3646.
(2) Exchange rate (CDN$/US$1.00) at December 31, 2017 was 1.2518 .
(3) Exchange rate (CDN$/US$1.00) at December 31, 2016 was 1.3427.
For the year ended December 31, 2018, Bellatrix recorded a foreign exchange loss of $23.5 million. This was primarily due to the impact of the change in the value of the Canadian dollar relative to the United States dollar over the year ended December 31, 2018 on the Company’s United States dollar denominated Second Lien Notes and Senior Notes which resulted in an unrealized loss of $18.6 million (2017: $22.2 million gain). This was partially offset by a realized loss of $8.3 million on the settlement of Senior Notes for the year ended December 31, 2018. This was also partially offset by the change in the fair value of the United States foreign exchange forward contract which resulted in an unrealized gain for the year ended December 31, 2018 of $3.4 million (2017: $3.9 million loss).
For the year ended December 31, 2017, Bellatrix recorded a foreign exchange gain of $17.5 million (2016: $8.2 million gain). This was due to the impact of the change in the CDN$/US$ exchange rate at December 31, 2017 compared to December 31, 2016 on the Company’s United States dollar denominated Senior Notes. The change in rate resulted in an unrealized gain of $22.2 million in the year ended December 31, 2017 (2016: $9.9 million gain), partially offset by the change in the fair value of its United States foreign exchange forward contract which resulted in an unrealized loss of $3.9 million (2016 $2.0 million loss).
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Second Lien Notes and Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Second Lien Notes and Senior Notes.
During the third quarter of 2018 Bellatrix terminated, at no cost, $62.5 million of United States dollar foreign exchange forward purchase contracts which had a maturity date in May 2020.
INCOME TAXES
Deferred income tax expense (recovery) is a non-cash item relating to temporary differences between the accounting and tax basis of Bellatrix's assets and liabilities. For the year ended December 31, 2018, the Company recognized a deferred income tax expense of $48.3 million, compared to a deferred tax expense of $15.4 million during 2017, compared to a recovery of $6.9 million during 2016. The change in the deferred income tax expense recognized in 2017 compared to the deferred tax recovery recognized in 2016 was primarily attributable to the completion of the non-core property disposition in the second quarter of 2017. As at December 31, 2018, Bellatrix was in a net unrecognized deferred tax asset position due to uncertainty of Bellatrix's ability to realize the tax assets in future years (refer to liquidity and capital resources sections). This resulted in a non-cash deferred tax expense of $70.2 million during the year ended December 31, 2018 related to the unrecognized benefit of deductible temporary differences in excess of taxable temporary differences of approximately $165 million and non capital loss carryforwards of $133 million. The deferred tax expense recognized in 2017 was primarily attributable to the completion of the non-core property disposition in the second quarter of 2017.
At December 31, 2018, Bellatrix had approximately $1.40 billion in tax pools available for deduction against future income as follows:

Tax Pools

		December 31,
($000s)	Rate %	2018	2017	2016
Intangible resource pools:
Canadian exploration expenses	100	78,800	79,500	114,600
Canadian development expenses	30	628,900	611,500	705,200
Canadian oil and gas property expenses	10	87,500	70,500	104,600
Foreign resource expenses	10	500	600	600
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	23,200	16,400	16,400
Undepreciated capital cost (1)	6 – 100	432,900	413,500	344,500
Non-capital losses (expire through 2036)	100	132,900	144,100	144,100
Financing costs	20 Straight-Line	10,500	14,900	21,900
Total		1,395,200	1,351,000	1,451,900
(1) Approximately $401 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate (2017: $380 million, 2016: $213 million).
NET PROFIT (LOSS)
For the year ended December 31, 2018, Bellatrix recognized a net loss of $146.3 million, compared to a net loss of $91.4 million n the same period in 2017. The increase in net loss recorded in 2018 compared to 2017 was primarily the result of an increase in deferred tax expense, unrealized loss on commodity contracts and unrealized foreign exchange losses as well as a decrease in revenues resulting from a 5% decrease in average realized commodity prices and a 3% decrease in sales volumes. The increase was partially offset by a decrease in impairment loss, production and depletion and depreciation expenses.
For the year ended December 31, 2017, Bellatrix recognized a net loss of $91.4 million ($1.85 per basic and diluted share), compared to a net loss of $26.7 million ($0.62 per basic share and diluted share) in the same period in 2016. The increase in net loss recorded in 2017 compared to 2016 was primarily the result of a non-cash impairment reversal recognized in the year ended December 31, 2016 with no equivalent reversals in 2017, partially offset by a decrease in the loss on property dispositions, an increase in revenue from improved commodity prices and sales volumes and an increase in realized and unrealized gain on commodity contracts in 2017.
CASH FLOW FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
As detailed previously in this MD&A, adjusted funds flow is a non-GAAP measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating adjusted funds flow may differ from that of other companies, and accordingly, may not be comparable to measures used by others.

Reconciliation of Cash Flow from Operating Activities to Adjusted Funds Flow
	Year ended December 31,
($000s)	2018	2017	2016
Cash flow from operating activities	62,475	55,210	37,546
Decommissioning costs incurred	2,242	2,758	2,927
Change in non-cash working capital	(16,692)	272	443
Adjusted funds flow	48,025	58,240	40,916
Bellatrix’s cash flow from operating activities for the year ended December 31, 2018 increased by 13% to $62.5 million ($1.05 per basic and diluted share) from $55.2 million ($1.12 per basic and diluted share) generated during 2017. The increase in cash flow from operating activities between the years 2017 and 2018 was principally due to change in non-cash working capital and decreased production expenses, offset partially by an 5% decrease in realized average commodity prices as well as a 3% decrease in sales volumes. Bellatrix’s cash flow from operating activities for the year ended December 31, 2017 increased by 47% to $55.2 million ($1.12 per basic and diluted share) from $37.5 million ($0.96 per basic and diluted share) generated during 2016. The increase in cash flow from operating activities between 2016 and 2017 was principally due to increased revenue due to a 7% increase in realized prices, a 3% increase in sales volumes and an increase in realized gain on commodity contracts. This was partially offset by increased royalty, transportation and general and administrative expenses.
Bellatrix generated adjusted funds flow of $48.0 million ($0.80 per basic share and diluted share) in the year ended December 31, 2018, a decrease of 18% from $58.2 million ($1.18 per basic and diluted share) generated in 2017. The decrease in adjusted funds flow between the years 2017 and 2018 was principally due to a 5% decrease in realized average commodity prices as well as a 3% decrease in sales volumes and increased realized foreign exchange losses, partially offset by a decrease in production expenses. Bellatrix generated adjusted funds flow of $58.2 million ($1.18 per basic share and diluted share) in the year ended December 31, 2017, an increase of 42% from $40.9 million ($0.88 per basic and diluted share) generated in 2016. The increase in adjusted funds flow between 2016 and 2017 was principally due to increased revenue due to a 7% increase in realized prices, a 3% increase in sales volumes and an increase in realized gain on commodity contracts. This was partially offset by increased royalty, transportation and general and administrative expenses.
Bellatrix maintains a commodity price risk management program to provide a measure of stability to adjusted funds flow. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Cash Flow from Operating Activities, Adjusted Funds Flow, and Net Profit (Loss)
	Year ended December 31,
($000s, except per share amounts)	2018	2017	2016
Cash flow from operating activities	62,475	55,210	37,546
Basic ($/share)	1.05	1.12	0.88
Diluted ($/share)	1.05	1.12	0.88
Adjusted funds flow	48,025	58,240	40,916
Basic ($/share)	0.80	1.18	0.96
Diluted ($/share)	0.80	1.18	0.96
Net profit (loss)	(146,339)	(91,363)	(26,668)
Basic ($/share)	(2.45)	(1.85)	(0.62)
Diluted ($/share)	(2.45)	(1.85)	(0.62)
CAPITAL EXPENDITURES
In 2018, Bellatrix’s strategic priority continued to be focused on profitable resource development in the Spirit River liquids rich natural play while maintaining financial strength and liquidity. During the year ended December 31, 2018, Bellatrix invested $50.3 million in exploration and development projects, compared to $120.7 million in the same period in 2017.

Capital Expenditures
	Year ended December 31,
($000s)	2018	2017
Lease acquisitions and retention	1,427	3,507
Geological and geophysical	4	818
Drilling and completion costs	43,337	102,388
Facilities and equipment	5,561	13,938
Capital – exploration and development (1)	50,329	120,651
Capital – corporate assets	1,311	1,985
Property acquisitions	9,035	614
Total capital expenditures – cash	60,675	123,250
Property dispositions – cash (2)	(1,106)	(48,798)
Total net capital expenditures – cash	59,569	74,452
Property acquisitions – non-cash	21,498	—
Property disposition – non-cash (3)	(2,452)	(3,465)
Other – non-cash (3)	(3,011)	(5,904)
Total capital expenditures – net (4)	75,604	65,083

(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2)	Property dispositions – cash does not include transaction costs.

(3)	Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4)	Refer to "Non-GAAP measures" for the term "total capital expenditures – net"
With the Company's long-term infrastructure build out complete, Bellatrix expects the majority of future capital investment to be utilized directly in drilling, completion and production addition activities, with minimal capital required for facilities and infrastructure projects over the near term. Management expects that its existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital.
In the fourth quarter of 2018, Bellatrix completed the acquisitions of assets from two joint venture partners within its core Ferrier area of west central Alberta which included, at the respective closing dates of each acquisition, approximately 2,200 boe/d (79% natural gas, 21% liquids) of low decline production and 1,250 boe/d (65% of natural gas, 35% liquids) of low decline (<15%) production. The acquisitions were funded through a combination of the issuance of 10.75 million common shares of Bellatrix, $9.41 million in cash and $9.1 million in purchase price adjustments.
(Gain) Loss on Dispositions
Bellatrix recognized a deferred financing obligation and a deferred gain pursuant to the sale of a 35% working interest in the Alder Flats Plant in 2016. The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018. During the year ended December 31, 2018 Bellatrix recognized a gain of $14.0 million related to the realized deferred gain and unspent portion of the deferred financing obligation.
During the fourth quarter of 2018, Bellatrix completed the renegotiation of processing agreements for facilities in Bellatrix's core area of west central Alberta, which resulted in a reduction of take-or-pay fees effective July 1, 2018. As part of the transaction, Bellatrix divested a non-controlling working interest ownership in an inactive raw gas gathering pipeline. The disposition of the pipeline resulted in a loss on disposition of $3.4 million.
During the third quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the West Pembina area of Alberta for gross proceeds of $16.0 million, effective July 1, 2017. Bellatrix recorded a loss of $18.6 million on the sale.
During the second quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million, effective April 1, 2017. Bellatrix recorded a loss of $37.0 million on the sale. Additionally, in the second quarter of 2017, Bellatrix transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million. Under the terms of the agreement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.

During the fourth quarter of 2016, Bellatrix completed two asset dispositions. Firstly, Bellatrix completed the Pembina property sale for total consideration of $47 million, consisting of approximately $42 million in cash and 2,171,667 common shares of the purchaser with a fair value of $5 million at the time of sale. Bellatrix recorded a loss of $26.2 million on the disposition. Secondly, Bellatrix completed the Harmattan property sale for total consideration of $80 million including net cash proceeds of approximately $65 million, and a $15 million loan receivable bearing interest at 10%. Bellatrix recorded a loss of $147.7 million on the disposition. The net cash proceeds from the Pembina and the Harmattan property sales were used to reduce the Company's outstanding Credit Facilities.
For the year ended December 31, 2016, the Company recognized total net gains on disposition of $6.7 million, relating to gains on wells drilled under a joint venture agreement that was terminated in December 2016.
DECOMMISSIONING LIABILITIES

($000s)	2018	2017
Balance, beginning of year	60,611	62,844
Incurred on development activities	678	1,501
Acquired through asset acquisitions	3,462	—
Revisions on estimates	37	3,210
Decommissioning costs incurred	(2,242)	(2,758)
Reversed on dispositions	—	(5,473)
Accretion expense	1,328	1,287
Balance, end of year	63,874	60,611
Environmental stewardship is a core value at Bellatrix and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Reserve, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of Bellatrix’s assets are funded entirely out of cash flow from operating activities. Bellatrix’s Liability Management Rating is well within the Alberta Energy Regulator’s ("AER"), the British Columbia Oil and Gas Commission's ("BCOGC") and the Saskatchewan Ministry of Economy ("MOE") requirements.
DEBT
Credit Facilities
At December 31, 2018, the Company had $47.8 million outstanding under its syndicated revolving credit facilities (the “Credit Facilities”) provided by four financial institutions. In connection with the completion of the Second Lien Refinancing (defined below), the agreement governing the Credit Facilities was amended and restated, with the borrowing base reconfirmed at $100 million with total commitments of $95 million. The terms of the Credit Facilities were amended and restated to, among other things, allow for the completion of the transactions comprising the Second Lien Refinancing, amend the interest and fees payable under the Credit Facilities and provide for an additional financial covenant (refer to Covenants below). The revolving period of the Credit Facilities is to May 30, 2019, and revolving period is extendible annually thereafter at the option of the Company, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. The next semi-annual redetermination is scheduled for May 2019.
The Credit Facilities bear interest at a floating rate. For the year ended December 31, 2018 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.42%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
As at December 31, 2018, total outstanding letters of credit were $13.9 million which reduced the amount otherwise available to be drawn under the Credit Facilities.
The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value attributed to all properties sold in a fiscal year, discounted at 10%, exceeds 5% of the borrowing base in effect at the time of such disposition. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 80% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 70% for the second year of such period or 60% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter.
A copy of the agreement governing the Credit Facilities has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and through the SEC website (www.sec.gov).
Second Lien Notes
During 2018, Bellatrix completed a debt refinancing transaction (the "Second Lien Refinancing") pursuant to a note purchase agreement ("Note Purchase Agreement") with certain holders of the Senior Notes (the “Exchanging Noteholders”) to exchange US$80.12 million of the Company’s Senior Notes for US$72.11 million of second lien notes due 2023 (the “Second Lien Notes”). The Second Lien Notes bear interest at 8.5% per annum, payable quarterly, and are secured by a $250 million demand debenture over all of the Company’s assets, which is subordinated to the security provided under the Credit Facilities. The Note Purchase Agreement provides that the maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remaining outstanding as at March 14, 2020.
In addition, the Exchanging Noteholders agreed to subscribe for between US$30 million and US$40 million of additional Second Lien Notes, with the proceeds to be used for capital expenditures, development capital and Senior Notes purchases. During the year, the Exchanging Noteholders subscribed for US$30 million of additional Second Lien Notes.
The Exchanging Noteholders also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future Senior Note exchanges on or before February 28, 2019. Such availability period, as of March 13, 2019 has not been further extended by the parties to the Second Lien Notes Agreement. However, the Company remains in ongoing confidential discussions with parties across its capital structure in connection with potential transaction alternatives. If any of the incremental US$50 million of Second Lien Note capacity is utilized, then the Exchanging Noteholders' commitment to subscribe for additional Second Lien Notes will be limited to US$30 million. The Note Purchase Agreement also provides for the ability to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising transactions.
Pursuant to the Note Purchase Agreement, Bellatrix issued warrants to purchase an aggregate of 3,088,205 common shares of Bellatrix to the Exchanging Noteholders at an exercise price of $1.30 per Common Share expiring five years from the issuance date of the warrants. The Warrants will only vest if and when the Company accesses any of the incremental US$50 million of Second Lien Note capacity, and the issuance of Bellatrix common shares pursuant to the exercise of the warrants will be subject to the approval of the TSX.
A copy of the Note Purchase Agreement has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and through the SEC website (www.sec.gov).

Second Lien Notes
($000s)	Liability Component	Warrants
Balance, December 31, 2017	—	—
Issuance of Second Lien Notes in exchange for Senior Notes(2)	92,451	1,652
Issuance of additional Second Lien Notes for cash proceeds	39,815	—
Unrealized foreign exchange gain (1)	4,719	—
Amortization of discount	112	—
Balance, December 31, 2018	137,097	1,652

(1)	Exchange rate (CDN$/US$1.00) at December 31, 2018 was 1.3646.

(2)	Warrants component of Second Lien Notes is presented net of tax.
Senior Notes
At December 31, 2018, the Company had outstanding US$145.8 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). The Senior Notes are governed by the terms of an indenture dated May 21, 2015 between the Company and U.S. Bank National Association (the "Note Indenture"). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2018 to May 14,

2019 at 102.125%, May 15, 2019 and thereafter at 100.000%. The Senior Notes are carried at amortized cost, net of debt issuance costs of $1.3 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.
Beginning in May of 2018, Bellatrix entered into a number of agreements with certain arms' length third parties to exchange US$24.1 million aggregate principal amount of Senior Notes for an aggregate of 19,900,032 Common Shares. As a result of such debt to equity exchanges and the Second Lien Refinancing, the amount outstanding under the Senior Notes was reduced by approximately US$104.2 million in 2018.

($000s)	Amount
Balance, December 31, 2016	324,691
Unrealized foreign exchange gain (1) (2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	305,409
Unrealized foreign exchange gain (1) (2)	22,032
Amortization of discount and debt issue costs	2,617
Settlement of Senior Notes for equity	(30,673)
Settlement of Senior Notes for Second Lien Notes	(103,385)
Balance, December 31, 2018	196,000
(1) Exchange rate (CDN$/US$1.00) at December 31, 2018 was 1.3646 (December 31, 2017: 1.2518).
(2) Amount does not include unrealized loss on foreign exchange contracts of $3.4 million (December 31, 2017: $3.9 million loss).
Bellatrix is aware that the Company's outstanding Senior Notes have recently been trading at a discount to par value. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, Bellatrix may, from time to time, seek to purchase such debt for cash, in exchange for common shares, or for a combination of cash and common shares, in each case in open market purchases and/or privately negotiated transactions. Bellatrix will evaluate any such transactions in light of then-existing market conditions, taking into account the Company's current liquidity and prospects for future access to capital. The amounts involved in any such transactions, individually or in the aggregate, may be material. Any such purchases would require the consent of the lenders under our Credit Facilities.
A copy of the Note Indenture has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and through the SEC website (www.sec.gov).
Convertible Debentures
At December 31, 2018 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures are governed by the terms of an indenture dated August 9, 2016 between the Company and Computershare Trust Company of Canada (the “Debenture Indenture”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Debenture Maturity Date”). Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10) prior to 5:00 p.m. (Calgary time) on the earlier of: (i) the last business day immediately prior to the Debenture Maturity Date, (ii) the last business day immediately preceding any Redemption Date (as defined in the Debenture Indenture), and (iii) if called for repurchase pursuant to a mandatory repurchase as a result of a Change of Control (as defined in the Debenture Indenture) on the last business day preceding the date of payment. The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control. On and after September 30, 2019 and up to and including September 30, 2020, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days’ and not less than 30 days’ prior written notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the TSX for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Debenture Maturity Date, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days' and not less than 30 days' prior written notice at a price equal to their principal amount plus accrued and unpaid interest. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, Second Lien Notes, Senior Notes and any other senior indebtedness.

On a redemption date or on the Debenture Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined in the Debenture Indenture) has occurred and is continuing, Bellatrix may, at its option, on not more than 60 days' and not less than 40 days' prior notice, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Convertible Debentures which are to be redeemed or which will mature by issuing and delivering freely tradable common shares of the Company to the holders of the Convertible Debentures. Payment for such Convertible Debentures subject to the election would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Convertible Debentures subject to the election which are to be redeemed or which will mature by 95% of the current market price of the common shares on such redemption date or Debenture Maturity Date, as applicable. Any accrued and unpaid interest will be paid in cash.
A copy of the Debenture Indenture has been filed with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and through the SEC website (www.sec.gov).
Covenants
The agreement governing the Credit Facilities includes two financial covenants that must be met quarterly. The covenants require that the Company maintain a ratio of outstanding Senior Debt (defined below) to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Senior Debt Covenant”) and a First Lien Debt (defined below) to EBITDA ratio of not more than 3.0 times (the "First Lien Covenant").
As at December 31, 2018, the Company was in compliance with the Senior Debt Covenant and First Lien Covenant with a Senior Debt to EBITDA ratio of 2.88 times and a First Lien Debt to EBITDA ratio of 1.15 times.
The agreement governing the Second Lien Notes contains one financial covenant which requires the Company to maintain a ratio of outstanding Senior Debt to EBITDA for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Second Lien Covenant”). The calculations for the financial covenants are based on specific definitions that are not in accordance with IFRS and the calculations cannot be readily replicated by referring to the financial statements.
The following table lists the covenant under the Credit Facilities and Second Lien Notes and the Company’s compliance therewith as at December 31, 2018.

	Covenant as at, December 31, 2018		Position at December 31, 2018
Credit Facilities – Covenants	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00	x	2.88	x
First Lien Debt (3) to EBITDA (2) for the last four fiscal quarters	3.00	x	1.15	x
Second Lien Notes - Covenant
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00	x	2.88	x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities, onerous contracts and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities, current decommissioning liabilities and current onerous contracts. Senior Debt at December 31, 2018 was $224.4 million.
(2) EBITDA is calculated based on terms and definitions set out in the agreements governing the Credit Facilities and Second Lien Notes which adjusts net income for financing costs, income taxes, depletion and depreciation, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended December 31, 2018 was $77.9 million.
(3) "First Lien Debt" is defined as Consolidated Total Debt, excluding any unsecured, second lien or subordinated debt (Second Lien Notes, Senior Notes and Convertible Debentures (liability component)). First Lien Debt at December 31, 2018 was $89.8 million.
The Senior Notes do not contain any maintenance financial covenants, but do contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of cash flow to fixed charges (both as defined in the Note Indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0.
The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness, is not more than, subject to certain exceptions, the lesser of (i) the greater of (1) $675 million, and (2) 35% of adjusted consolidated net tangible assets ("ACNTA"), plus $150 million and (ii) 50% of the discounted future net revenues from proved oil and natural gas reserves included in the calculation of ACNTA. ACNTA is defined in the Note Indenture and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $525 million under bank facilities (which include the Credit Facilities) subject to the maximum borrowing base of the Credit Facilities, without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.
The following table lists the covenant under Second Lien Notes and Senior Notes and the Company’s position therewith as at December 31, 2018:

	Covenant as at, December 31, 2018	Position at December 31, 2018
Second Lien Notes and Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage (1)	2.25x	2.00x
(1) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the Note Indenture, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month cash flow (as defined in the indenture governing the Note Indenture, cash flow includes the net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended December 31, 2018, fixed charges were $39.8 million and cash flow was $79.7 million.

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “5.F. Tabular disclosure of contractual obligations” section.
2018 OPERATIONAL PERFORMANCE
2018 performance included the following operational and financial achievements:

•
Production volumes in the fourth quarter of 2018 averaged 35,001 boe/d (71% natural gas weighted). Full year 2018 average production volumes of 35,635 boe/d represented 1% outperformance compared with the mid-point of Bellatrix’s full year average production guidance range (35,000 to 35,500 boe/d).

•
Record low production expenses in the fourth quarter of 2018 averaged $6.59/boe, down 16% compared with average production expenses of $7.80/boe over the first nine months of 2018. The Company achieved full year 2018 average production expenditures of $7.50/boe, 4% below the mid point of the guidance range of $7.65/boe to $7.90/boe.

•
Bellatrix continues to improve drilling efficiency and reduce costs. During the fourth quarter of 2018, Bellatrix averaged 8.7 days from spud to rig release on single mile horizontal Spirit River natural gas wells. This represented a 13% improvement as compared to the first nine months of 2018. All-in Spirit River well costs continue to track approximately $3.4 million (drill, complete, equip and tie-in).

Bellatrix full year 2018 operational performance relative to guidance expectations is summarized below:

	Full Year 2018 Results	2018 Annual Guidance (1)	Actual Results Versus Guidance
Average daily production (boe/d)	35,635	35,250	1%
Average product mix
Natural gas (%)	72	73	(1)%
Crude oil, condensate and NGLs (%)	28	27	4%
Capital Expenditures ($000’s)
Total net capital expenditures(2)	51,640	52,500	(2)%
Production expense ($/boe)	7.50	7.78	(4)%
(1) 2018 Annual Guidance metrics represent the mid-point of the previously set guidance range (November 1, 2018) where applicable.

(2) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions, property dispositions, and facilities.
OUTLOOK AND 2019 CORPORATE GUIDANCE
Bellatrix’s Board of Directors approved a 2019 capital budget between $40 to $50 million, designed to maintain average production volumes of between 34,000 to 36,000 boe/d. Bellatrix plans to fund the 2019 capital budget primarily through cash flow from operating activities. The capital budget incorporates forward pricing expectations of US$65/bbl WTI, $1.60/GJ AECO, a $1.34 CAD/USD exchange rate, and is underpinned by strong commodity price risk management protection and natural gas diversification contracts.
Bellatrix’s 2019 guidance estimates are outlined in the following table.

2019 Annual Guidance (January 15, 2019)
Production
Average daily production (boe/d)	34,000 - 36,000
Average product mix
Natural gas (%)	72
Crude oil, condensate and NGLs (%)	28
Net Capital Expenditures
Total net capital expenditures ($000) (1)	40,000 - 50,000
(1) Excludes property acquisitions and dispositions and is Bellatrix's sustaining capital requirements for 2019. Sustaining capital refers to capital expenditures to maintain production from existing facilities at current production levels. Sustaining capital does not have any standardized meaning and therefore may note be comparable to similar measures presented by other entities.
SENSITIVITY ANALYSIS
The table below shows sensitivities to adjusted funds flow as a result of product price, exchange rate, and interest rate changes. This determination is based on actual average prices received for the fourth quarter of 2018 and average production volumes of 35,001 boe/d during that period, as well as the same level of debt outstanding as at December 31, 2018. Diluted weighted average shares are based upon the fourth quarter of 2018. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Adjusted Funds Flow (1) (Annualized)	Adjusted Funds Flow (1) (Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	3,700	0.05
Change of $0.10/ mcf (2)	5,500	0.08
Change in prime of 1%	500	0.01
Change of US $0.01 CDN/ US exchange rate	600	0.01
(1) Refer to "Non-GAAP measures" in respect of the term "adjusted funds flow".
(2) Commodity price risk management activities are excluded from adjusted funds flow sensitivity calculations.
FINANCIAL REPORTING UPDATE
NEWLY ADOPTED ACCOUNTING POLICIES
IFRS 9 Financial Instruments ("IFRS 9")

The Company adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces new requirements for the classification and measurement of financial assets, amends the requirements related to hedge accounting, and introduces a forward-looking expected loss impairment model.
The adoption of this standard had no impact on the Company’s financial statements on the date of adoption, or for comparative periods. There was no change in the carrying amounts recognized under IAS 39, despite the new measurement categories stipulated under IFRS 9. The Company has applied IFRS 9 retrospectively, without restatement.
A comparison of financial instrument subsequent measurement categories, pre and post adoption of IFRS 9, is as follows:

Financial Assets and Liabilities	IAS 39	IFRS 9
Accounts receivable	Amortized cost	Amortized cost
Commodity risk management contracts	FVTPL(1)	FVTPL(1)
Foreign exchange risk management contracts	FVTPL(1)	FVTPL(1)
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Deferred share units	FVTPL(1)	FVTPL(1)
Restricted awards	FVTPL(1)	FVTPL(1)
Performance awards	FVTPL(1)	FVTPL(1)
Credit Facilities	Amortized cost	Amortized cost
Second Lien Notes	N/A	Amortized cost
Senior Notes	Amortized cost	Amortized cost
Convertible Debentures	Amortized cost	Amortized cost
Finance lease obligation	Amortized cost	Amortized cost
(1) "FVTPL" means fair value through profit or loss
The adoption of IFRS 9 did not result in any additional provision for impairment.
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
The Company adopted IFRS 15 with a date of initial application of January 1, 2018. Bellatrix used the cumulative effect method to adopt the new standard. Bellatrix has reviewed its revenue streams and major contracts with customers using the IFRS 15 five-step model and there are no material changes to the timing or amounts of revenue recognized. However, IFRS 15 contains new disclosure requirements.
IFRS 3 Business Combinations ("IFRS 3")

The Company early adopted the amended IFRS 3 with a date of initial application of November 1, 2018. The amendments provides clarification on determining whether an acquisition made is of a business or a group of assets and introduces an optional concentration test that permits a simplified assessment. The amendments are applied prospectively to all business combinations and asset acquisitions. These impact the two joint venture partner acquisitions in the fourth quarter of 2018 which management has assessed do not meet the definition of a business combination.

FUTURE ACCOUNTING POLICIES
IFRS 16 Leases ("IFRS 16")

IFRS 16 replaces IAS 17 - "Leases" and the standard will come into effect for annual periods beginning on or after January 1, 2019. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of right-of-use (“ROU”) assets and lease liabilities for most leases. All contracts that meet the definition of a lease under IFRS 16, including those presently accounted for as operating leases, will be recorded on the balance sheet. The standard may be applied retrospectively or using a modified retrospective approach. The Company has selected to use the modified retrospective approach which does not require restatement of prior period financial information as the cumulative effect of applying the standard to prior periods is recorded as an adjustment to opening retained earnings. On initial adoption, Bellatrix has elected to use the following practical expedients permitted under the standard:

•	Certain short-term leases and leases of low value assets that have been identified at January 1, 2019 will not be recognized on the balance sheet.

•	At January 1, 2019, Bellatrix will not recognize leases with terms ending within 12 months as short-term leases.

•	Leases having similar characteristics will be measured as a portfolio by applying a single discount rate.

•	For certain leases having associated initial direct costs, Bellatrix will, at initial measurement on transition, exclude these direct costs from the measurement of the ROU asset.

•
At January 1, 2019, any provision for onerous contracts previously recognized will be applied to the associated ROU asset recognized upon transition to IFRS 16, In these cases, there will be no impairment assessment made under IAS 36 - “Impairment of Assets”.

On adoption of IFRS 16, the Company will recognize lease liabilities in relation to leases under the principles of the new standard measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated ROU assets will be measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contracts with no impact on retained earnings.
Adoption of the new standard will result in the recognition of additional lease liabilities and ROU assets in excess of approximately $80 million. The Company’s leases that will be recognized on its balance sheet at January 1, 2019 include leases of office leases, compressor leases and equipment leases. The impact on the statement of profit (loss) and comprehensive income (loss) will be as follows:

•	Lower general and administrative expenses, operating costs and higher other income

•	Higher finance expenses due to the interest recognized on the lease obligations; and

•	Higher depreciation expense related to the ROU assets.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES
The reader is advised that the critical accounting estimates, policies, and practices as described herein continue to be critical in determining Bellatrix’s financial results.
The reader is cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion outlines accounting policies and practices that are critical to determining Bellatrix’s financial results.
Critical Accounting Judgments
Oil and Gas Reserves
Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization, and the impairment analysis which affect net profit or loss. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.
Identification of CGUs
Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of their assets.
Impairment Indicators and Impairment Reversal
Judgment is required to assess when impairment indicators exist and impairment testing is required with respect to exploration and evaluation assets and property, plant and equipment.
Joint Arrangements
Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement. Additionally, the Company assesses the rights and obligations arising from the arrangement by considering its governance structure, legal form, and terms agreed upon by the parties sharing control, including the contractual rights of each partner, dispute resolution procedures, termination provisions, and procedures for subsequent transactions in its determination of joint control.
Once joint control has been established, judgment is also required to classify the joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its legal structure, legal form and terms agreed upon by the parties sharing control. An arrangement that is not structured through a separate vehicle in which the controlling parties have rights to the assets, revenues and substantially all of the economic benefits generated through the arrangement, in addition to obligations for the liabilities and expenses, is classified as a joint operation. An arrangement in which these criteria are not met is classified as a joint venture.
Non-monetary Transactions
Judgment is required to determine whether non-monetary transactions have commercial substance.
Critical Estimates and Assumptions
Recoverability of asset carrying values
The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.
The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, future estimated commodity prices, royalties and costs, economic and market conditions, timing of cash flows, discount rates, the useful lives of assets and their related salvage values. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.
Decommissioning obligations
Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.
Income taxes
Deferred tax assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in future periods, which requires Management judgment. These differences could materially impact earnings.
Bellatrix has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the financial statements, refer to Note 4 “Critical Judgments and Accounting Estimates” in the financial statements as at and for the year ended December 31, 2018.
B. Liquidity and Capital Resources
As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, sales volumes, production expenses, transportations expenses, and royalties.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its $40 to $50 million 2019 net capital budget by reinvesting cash flow, asset dispositions, and if necessary, borrowings under its Credit Facilities to the extent available (see "Liquidity Risk" below). Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations.
In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities. At December 31, 2018, the Company had $47.8 million outstanding under the Company’s Credit Facilities at a year to date weighted average interest rate of 4.42% and $13.9 million of outstanding letters of credit. The borrowing base under the Company’s Credit Facilities was $100 million and total commitments under the Credit Facilities were $95 million. The revolving period of the Credit Facilities has an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a six-month term-out period to November 30, 2019 if not renewed (refer to “Credit Facilities” above). In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the debt covenants (as discussed above) which also have the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities.
Total net debt at December 31, 2018 includes borrowings under the Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures (liability component) and the adjusted working capital deficiency. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities, deferred capital obligation and decommissioning liabilities.
Total net debt levels of $443.3 million at December 31, 2018 increased by $22.5 million from $420.8 million at December 31, 2017. The increase in total net debt reflects an increase in US$ denominated debt primarily due to amortization of discount and debt issue costs as well as changes in the United States dollar to the Canadian dollar, offset partially by a decrease in the amounts outstanding under the Credit Facilities. Total net debt levels of $420.8 million at December 31, 2017 increased by $24.6 million from $396.2 million at December 31, 2016. The increase in total net debt reflects an increase of $33 million in amounts outstanding under the Credit Facilities, offset partially by a decrease in the Senior Notes of $19.3 million, resulting from an unrealized foreign exchange gain in the year ended December 31, 2017.
As at December 31, 2018 the Company has eliminated net debt associated with its Senior Notes by US$32.1 million (approximately CDN$ 41.8 million). This included a US$24.1 million reduction through note exchanges for common shares of Bellatrix, as well as a US$8.0 million reduction (approximately $CDN10.5 million) through the Second Lien Refinancing pursuant to which $80.1 million of Senior Notes were exchanged for US$72.1 million of Second Lien Notes. In addition, the Second Lien Refinancing exchange benefited the Company’s long term debt maturity profile as it extended the maturity on US$72.1 million of the Company's debt by three years, from 2020 to 2023.

Debt to Adjusted Funds Flow Ratio
	Year ended December 31,
($000s, except where noted)	2018	2017	2016
Shareholders’ equity	672,725	774,022	863,418

Credit Facilities	47,763	52,066	19,143
Loans receivable (long term)	—	—	(8,775)
Adjusted working capital deficiency (1)	20,740	23,926	23,716
Subtotal	68,503	75,992	34,084
Second Lien Notes	137,097	—	—
Senior Notes (2)	196,000	305,409	324,691
Net debt (1)	401,600	381,401	358,775
Convertible Debentures (liability component)	41,732	39,426	37,420
Total net debt (1) at year end	443,332	420,827	396,195
Debt to adjusted funds flow ratio (annualized) (3) (4)
Adjusted funds flow (4) (annualized)	62,032	62,800	33,748
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	6.5x	6.1x	10.6
Total net debt to periods adjusted funds flow ratio (annualized) (3)	7.1x	6.7x	11.7
Debt to adjusted funds flow ratio (4)
Adjusted funds flow for the year (4)	48,025	58,240	40,916
Net debt (1) to adjusted funds flow ratio (4) for the year	8.4x	6.5x	8.8x
Total net debt (1) to adjusted funds flow ratio (4) for the year	9.2x	7.2x	9.7x
(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, long-term risk management liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, Convertible Debentures (liability component), current Credit Facilities, non-current Credit Facilities, Second Lien Notes and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of Credit Facilities and the current portion of decommissioning liabilities. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.
(2) For the year ended December 31, 2018, includes unrealized foreign exchange loss of $18.6 million (2017: $22.2 million gain, 2016: 9.9 million gain) and does not include an unrealized gain of $3.4 million (2017: $3.9 million loss, 2016: 2.0 million loss) on foreign exchange contracts.
(3) For the years ended December 31, 2018, 2017 and 2016, total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon fourth quarter adjusted funds flow annualized.
(4) Adjusted funds flow as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.
As at December 31, 2018 the Company’s ratio of total net debt to annualized adjusted funds flow (based on fourth quarter adjusted funds flow) was 7.1 times. The total net debt to annualized adjusted funds flow ratio as at December 31, 2018 increased from that at December 31, 2017 of 6.7 times primarily due to an increase in 2018 US$ denominated debt primarily due to amortization of discount and debt issue costs as well as changes in the United States dollar to the Canadian dollar. The Company continues to preserve liquidity through the priority use of adjusted funds flow. The total net debt to annualized adjusted funds flow ratio as at December 31, 2017 decreased from that at December 31, 2016 of 11.7 times primarily due to an increase in 2017 adjusted funds flow resulting from an increase in average realized commodity prices and gains on commodity contracts.
Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt, and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows to ensure compliance with the Credit Facilities and Senior Debt Covenant described above. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
Amounts outstanding under the Credit Facilities were $47.8 million and total outstanding letters of credit were $13.9 million at December 31, 2018. The revolving period under the Company’s Credit Facilities ends on May 30, 2019, and the Credit Facilities are extendible annually thereafter at the option of the Company, subject to lender approval. If the revolving period is not renewed in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates (as outlined above in “Senior Notes” and “Convertible Debentures”), which mature on May 15, 2020 and September 30, 2021, respectively. The note purchase agreement dated July 25, 2018, as amended ("Note Purchase Agreement") provides that the maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remains outstanding as at March 14, 2020. See "Item 8.B. Significant Changes" for additional information on the proposed Recapitalization Transaction.
Future liquidity depends primarily on the ability of the Company to refinance its debt obligations, cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenants and other covenants contained therein (as outlined above in “Covenants”), and the ability to access debt and equity markets. There can be no assurance that the Company will complete financing arrangements that address the pending maturities of the Credit Facilities in 2019 and Senior Notes in 2020, or that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. The number of outstanding share options, DSUs, RAs and PAs have also been adjusted proportionately. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
As at March 13, 2019, there was $50 million principal amount of Convertible Debentures outstanding which are convertible, at the option of the holder, into approximately 6,172,840 common shares of the Company based on a conversion price of $8.10 per share. The Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity would be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.
From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at December 31, 2018, the Company has the ability to issue up to an additional $476.0 million in equity securities under its $500 million Shelf Prospectus, which expires on July 29, 2020. Management expects to renew the Shelf Prospectus before expiry.
As at March 13, 2019, Bellatrix had outstanding a total of 952,532 options at an average exercise price of $8.49 per share and had 80,909,225 common shares outstanding. Additionally, Bellatrix had 821,954 DSUs, 763,075 PAs and 1,140,704 RAs outstanding as of March 13, 2019.
Pursuant to the Award Plan, there is one common share underlying each Award subject to, in the case of PAs, the payout multiplier, and Awards may be settled in cash (equivalent to the value of the common shares underlying such Awards), common shares of the Company or a combination thereof. Pursuant to the DSU Plan, there is one common share underlying each DSU and DSUs are settled in cash (equivalent to the value of the common shares underlying such DSUs) after the director holding such DSUs ceases to be a director of the Company. As at March 14, 2019, there were also warrants outstanding to purchase 3,088,205 common shares of Bellatrix at an exercise price of $1.30 per common share.
Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $13.9 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.
ENVIRONMENTAL INITIATIVES IMPACTING BELLATRIX
Bellatrix operates in jurisdictions that have regulated greenhouse gas (“GHG”) emissions and other air pollutants. While some regulations are in effect, further changes and amendments are at various stages of review, discussion and implementation. There is uncertainty around how any future federal legislation will harmonize with provincial regulation, as well as the timing and effects of regulations. Climate change regulation at both the federal and provincial level has the potential to significantly affect the regulatory environment of the crude oil and natural gas industry in Canada. Such regulations impose certain costs and risks on the industry, and there remains some uncertainty with regard to the impacts of federal or provincial climate change and environmental laws and regulations, as Bellatrix is unable to predict additional legislation or amendments that governments may enact in the future. Any new laws and regulations, or additional requirements to existing laws and regulations, could have a material impact on the Company's operations and cash flow.
Additional information is available in Bellatrix’s Annual Information Form ("AIF") that is filed on SEDAR at www.sedar.com.
C. Research and Development, Patents and Licenses, etc.
The Company does not have any research and development policies.
D. Trend Information
There are no known trends other than those previously disclosed in this report.
E. Off-balance sheet arrangements
The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. Additionally, Bellatrix leases certain production facilities from a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the agreement.
Bellatrix and Keyera Partnership ("Keyera") have entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.
All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses, depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2018.
F. Tabular disclosure of contractual obligations
COMMITMENTS AND CONTRACTUAL OBLIGATIONS
The Company had the following commitments and contractual obligations recorded on its balance sheet as at December 31, 2018:

	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	61,211	61,211	—	—	—
Risk management liability	2,569	917	1,652	—	—
Credit Facilities – principal	47,763	47,763	—	—	—
Second Lien Notes (1)(2)	139,331	—	—	139,331	—
Senior Notes (1)	198,904	—	198,904	—	—
Convertible Debentures (liability component) (1)	50,000	—	50,000	—	—
Decommissioning liabilities	63,874	2,387	2,611	6,227	52,649
Finance lease obligation	5,721	475	938	915	3,393
Total	569,373	112,753	254,105	146,473	56,042
(1) Principal amount of the instruments
(2) Maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remaining outstanding as at March 14, 2020.

The following is a summary of Bellatrix’s off-balance sheet commitments as at December 31, 2018:

($000s)	1 Year	2-3 Years	4-5 Years	More than 5 years	Total
Operating leases (1)	$22,433	$41,107	$33,782	$14,745	$112,067
Transportation and processing agreements (2)	$53,943	$92,147	$66,161	$101,882	$314,133
(1) Operating leases is comprised of the Company’s commitment for office space, net of recoveries and gross operating leases for field equipment. The Company is committed to payments under fixed term operating leases for office space which do not currently provide for early termination.
(2) Transportation agreements is comprised of commitments to third parties to transport natural gas. Processing agreements is comprised of commitments to process natural gas and natural gas liquids through processing facilities.
Bellatrix has commitments of 60,000 MMbtu/d under its physical market diversification contracts, refer to note 13 of the Financial Statements.
Bellatrix is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on Bellatrix’s results of operations or cash flows.
Bellatrix and Keyera Partnership ("Keyera") have entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.

G. Safe Harbor

The Company seeks safe harbor for our forward-looking statements contained in Items 5.E and F. See the heading “Cautionary Note Regarding Forward-Looking Statements” above.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management
The following table sets forth the name, age (as at December 31, 2018), province or state and country of residence, date first elected as a director of Bellatrix where applicable and office held for each of the current (as at the date hereof) directors and officers of Bellatrix together with their principal occupations during the last five years.

Name, Municipality of Residence and Age	Position with Bellatrix	Date First Elected or Appointed as Director(1)	Principal Occupation/Business Experience

Brent A. Eshleman, P. Eng. Calgary, Alberta, Canada Age: 54	President and Chief Executive Officer and Director	February 15, 2017
President and Chief Executive Officer of Bellatrix since February 15, 2017 and prior thereto was Interim President and Chief Executive Officer since November 25, 2016; prior thereto Chief Operating Officer since September 1, 2014 and Executive Vice-President since July 2012.

Maxwell A. Lof, CFA Calgary, Alberta, Canada Age: 51	Executive Vice-President and Chief Financial Officer	N/A
Executive Vice-President and Chief Financial Officer of Bellatrix since July 1, 2017 and prior thereto was Chief Financial Officer of geoLOGIC systems Ltd. from May 2016 to June 2017. Prior thereto, Chief Financial Officer of Surge Energy Inc. from April 2010 to June 2015.

Charles R. Kraus, Esq. Calgary, Alberta, Canada Age: 43	Executive Vice-President, General Counsel and Corporate Secretary	N/A
Executive Vice-President, General Counsel and Corporate Secretary of Bellatrix since March 15, 2017. Prior thereto, Vice-President, General Counsel and Corporate Secretary since September, 2014. Prior thereto, Vice-President, General Counsel and Corporate Secretary of Lone Pine Resources Inc. from 2011 to 2014. Prior thereto, Mr. Kraus was in private practice for 10 years, most recently with the Calgary office of Stikeman Elliott LLP.

Garrett K. Ulmer, P. Eng. Calgary, Alberta, Canada Age: 48	Chief Operating Officer	N/A	Chief Operating Officer since March 15, 2017. Prior thereto, Vice-President, Engineering of Bellatrix since October 2011.

Timothy A. Blair Cochrane, Alberta, Canada Age: 60	Vice-President, Land	N/A	Vice-President, Land of Bellatrix, and prior to November 1, 2009 of True Energy Inc.. Prior thereto, Vice-President, Land for Terra Energy Corp. from June 2004 to September 2009.

Chris D. Curry, CPA, CA Calgary, Alberta, Canada Age: 44	Vice-President, Finance	N/A	Vice-President, Finance of Bellatrix since November 2017. Prior thereto, Vice-President, Controller since May 2014.

Robert O. Lee, CET Cochrane, Alberta, Canada Age: 57	Vice-President, Marketing	N/A	Vice-President, Marketing since March 15, 2017. Prior thereto, Director, Marketing and Commercial of Bellatrix since December 2008.

Mark L. Stephen, P. Eng. Calgary, Alberta, Canada Age: 58	Vice-President, Operations	N/A	Vice-President, Operations of Bellatrix since September 1, 2014. Prior thereto, Director of Drilling and Completions of Bellatrix from December 2013 to August 2014.

Steve G. Toth, CFA Calgary, Alberta, Canada Age: 41	Vice-President, Investor Relations and Corporate Development	N/A
Vice-President, Investor Relations and Corporate Development since November 2017. Prior thereto, Vice-President, Investor Relations of Bellatrix since October 2014. Prior thereto, Director, Oil & Gas Equity Research Analyst at a leading global wealth management and investment firm.

W.C. (Mickey) Dunn Calgary, Alberta, Canada Age: 65	Chairman(2)	August 31, 2000	Chairman of Bellatrix; previously director of Precision Drilling Inc. from 1992 to 2013.

Murray L. Cobbe Calgary, Alberta, Canada Age: 69	Director(4)	September 22, 2006
Chairman and, prior to August 2009, President and Chief Executive Officer of Trican Well Service Ltd. (a publicly traded well service company). Director of Secure Energy Services Inc. since 2010; previously a director of Pason Systems Inc.

John H. Cuthbertson, Q.C. Calgary, Alberta, Canada Age: 68	Director(2)	August 31, 2000	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors).

Lynn Kis, P. Eng. Calgary, Alberta, Canada Age: 68	Director(4)	August 9, 2017	Independent businesswoman; previously Senior Vice President and Manager of Ryder Scott Company, an oil and gas consulting firm, from 2013 to 2015; currently a director of Painted Pony Energy Ltd.

Keith E. Macdonald, CPA, CA Calgary, Alberta, Canada Age: 62	Director(3)	April 26, 2007
President of Bamako Investment Management Ltd., a private holding and financial consulting company, since July 1994. Mr. Macdonald was the Chief Executive Officer and a director of EFLO Energy Inc. from March 2011 to January 2015. Currently a director of Surge Energy Inc.; previously a director of Madalena Energy Inc. from 2010 to 2017 and Mountainview Energy Ltd. from 2010 to 2017.

Thomas E. MacInnis Calgary, Alberta, Canada Age: 47	Director(3)	February 6, 2017
Independent businessman; previously Head of Financial Markets at National Bank Financial, Calgary from 2009 to 2017; prior thereto, a founder and Managing Director of Tristone Capital, an energy focused boutique investment banking practice in Calgary, Alberta, from 2000 to 2009. Mr. MacInnis currently a director of Claim Post Resources Inc.

Steven J. Pully, Esq., CPA, CFA Dallas, Texas, USA Age: 58	Director	January 1, 2015
Independent businessman and consultant and director of VAALCO Energy, Inc., Goodrich Petroleum Corporation and Titan Energy, LLC; previously General Counsel and a Partner of Carlson Capital, L.P., an alternative asset management firm, from January 2008 to September 2014. Previously a director of Energy XXI Gulf Coast, Inc.

Murray B. Todd, B.Sc. P. Eng. Calgary, Alberta, Canada Age: 83	Director(4)	November 2, 2005	Independent businessman; previously President and CEO of Canada Hibernia Holding Corporation (an oil and gas production company) from 1996 to 2017.

Keith Turnbull, B.Sc., CPA, CA Calgary, Alberta, Canada Age: 69	Director(3)	January 1, 2014
Business consultant since January 1, 2010. Prior thereto, Partner at KPMG LLP. President of K.S. Turnbull Professional Corporation and currently a director of Crown Point Energy Inc; previously a director of Renegade Petroleum Ltd. from June 2012 to March 2014.

(1)
To the extent the date of election or appointment is prior to November 1, 2009, such date reflects the date of election or appointment as a director of True Energy Inc. (administrator of True Energy Trust). The term of each director is until the next annual meeting of Bellatrix or until their successors are elected, but not later than the date of the next annual meeting of Bellatrix.

(2)	Member of Compensation and Governance Committee.

(3)	Member of Audit Committee.

(4)	Member of Reserves, Safety and Environment Committee.
As at March 21, 2019, the directors and officers of Bellatrix, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 889,675 Common Shares, representing approximately 1.10% of the issued and outstanding Common Shares.

B. Compensation
The following table sets forth for the year ended December 31, 2018, information concerning the compensation paid to the Company's directors other than directors who are also Named Executive Officers (as defined below).

Name	Fees earned ($)	Option-based awards ($)	Share-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(3) ($)	Total ($)
Murray L. Cobbe	79,650	nil	50,000	nil	nil	—	129,650
John H. Cuthbertson	123,750	nil	50,000	nil	nil	—	173,750
W.C. (Mickey) Dunn	135,000	nil	50,000	nil	nil	25,454	210,455
Lynn Kis	70,200	nil	50,000	nil	nil	10,391	130,592
Keith E. Macdonald	90,000	nil	50,000	nil	nil	1,115	141,115
Thomas E. MacInnis	113,400	nil	50,000	nil	nil	6,110	169,510
Steven J. Pully(1)	1,111,850	nil	50,000	nil	nil	6,950	1,168,800
Murray B. Todd	80,550	nil	50,000	nil	nil	3,956	134,506
Keith S. Turnbull	88,200	nil	50,000	nil	nil	26,814	165,014

(1)
Mr. Pully was engaged by the Special Committee to act as special advisor to participate with management in the structuring, negotiation and execution of restructuring or refinancing of the Company's debt. Pursuant to the terms of the advisor agreement, Mr. Pully earned a monthly retainer of $35,000 per month for his services, and could earn additional fees upon the completion of pre-established refinancing milestones. As a result of the successful completion of the issuance of Bellatrix’s existing 8.5% second lien notes due 2023 ("Existing Second Lien Notes") issued pursuant to the Existing Second Lien Note Purchase Agreement, Mr. Pully earned fees of $1.1 million pursuant to the advisor agreement through December 31, 2018. The advisor agreement terminated on December 31, 2018.

(2)
The compensation reported under share-based awards is the value of DSUs granted in the year ended December 31, 2018. The value of DSUs is based on the number of DSUs granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the DSU awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is re-measured as at the December 31, 2018 balance sheet date using the same methodology. As a result, the total compensation expense for these DSU grants under IFRS for the year ended December 31, 2018 would be approximately $390,708 (or on average $43,412 per director) lower in aggregate for all directors.

(3)
Includes premiums paid on behalf of Messrs. Dunn and Turnbull as members of the Company's medical and dental benefit plan and amounts of reimbursement to each director under Health and Wellness Spending Accounts.

The following table sets forth for the years ended December 31, 2016, 2017 and 2018 information concerning the compensation paid to our President and CEO, Executive Vice-President and Chief Financial Officer ("CFO") and the three other most highly compensated executive officers, at the end of the year ended December 31, 2018 whose total compensation was more than $150,000 (each a "Named Executive Officer" or "NEO" and collectively, the "Named Executive Officers" or "NEOs").

Name and principal position	Year	Salary ($)	Option-based awards(5) ($)	Share-based awards(6) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation (8)	Total Compensation ($)
					Annual incentive plans(7)	Long-term incentive plans
Brent A. Eshleman President and Chief Executive Officer(1)	2018 2017 2016	400,000 394,872 358,974	12,779 131,330 108,177	88,800 309,000 108,000	273,200 262,800 215,644	nil nil nil	nil nil nil	71,596 94,333 75,222	846,375 1,192,334 866,017
Maxwell A. Lof, Executive Vice-President and Chief Financial Officer(2)	2018 2017 2016	325,000 175,000 -	7,987 64,655 -	55,500 146,300 -	177,600 174,200 -	nil nil nil	nil nil nil	45,572 29,654 -	611,659 589,810 -
Charles R. Kraus Executive Vice President, General Counsel and Corporate Secretary(3)	2018 2017 2016	325,000 319,888 300,000	7,987 32,328 78,674	55,500 146,300 60,000	177,600 174,200 144,174	nil nil nil	nil nil nil	46,822 75,911 72,726	612,909 748,626 655,574
Garrett K. Ulmer, Chief Operating Officer(4)	2018 2017 2016	325,000 311,366 258,327	7,987 32,328 68,840	55,500 146,300 52,505	177,600 181,000 129,823	nil nil nil	nil nil nil	46,401 63,149 48,355	612,487 734,143 557,850
Mark Stephen Vice President, Operations	2018 2017 2016	290,000 286,933 275,000	4,792 9,689 68,840	33,300 92,400 54,998	99,000 106,700 82,879	nil nil nil	nil nil nil	42,561 74,842 55,913	469,652 570,573 537,630

(1)
Mr. Eshleman, formerly the Executive Vice President and Chief Operating Officer, was appointed President and Chief Executive Officer on February 15, 2017; at that time, his annualized salary was set at $400,000.

(2)
Mr. Lof was appointed Executive Vice-President and Chief Financial Officer on June 19, 2017; at that time his annualized salary was set at $325,000. The amounts shown in the table represent the amounts actually paid in 2017 and a full bonus payment in 2018 in respect of 2017 per Mr. Lof's employment agreement.

(3)	Mr. Kraus was promoted to the position of Executive Vice-President, General Counsel and Corporate Secretary on March 15, 2017; at that time his salary was set at $325,000.

(4)
Mr. Ulmer, formerly the Vice President, Engineering, was appointed Chief Operating Officer on March 15, 2017; at that time his annualized salary was set at $325,000. The amount shown in the table represent the amounts actually paid during 2017.

(5)
Based on the grant date fair value of the applicable awards. The fair values of Options granted in 2018 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 53.8% in the first year after grant, 69.6% in the second year after grant and 70.1% in the third year after grant, expected percent average risk-free interest rate of 2.0%, with the annual grants being issued in 3 tranches with expected life values of 2.0, 3.0 and 3.5 years respectively. The fair values of Options granted in 2017 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 75.1% in the first year after grant, 71.5% in the second year after grant and 67.4% in the third year after grant, expected percent average risk-free interest rate of 0.9%, with the annual grants being issued in 3 tranches with expected life values of 2.0, 3.0 and 3.5 years respectively. The fair values of Options granted in 2016 to all NEOs are estimated on the date of grant using the Black-Scholes option pricing model, which is the fair value determined in accordance with the standards established under IFRS with the following assumptions: dividend yield of zero percent, expected volatility of 81.5% in the first year after grant, 69.7% in the second year after grant and 66.7% in the third year after grant, expected percent average risk-free interest rate of 0.6%, with the annual grants being issued in 3 tranches with expected life values of 2.0, 3.0 and 3.5 years respectively. This methodology was selected due to its acceptance as an appropriate evaluation methodology for similar sized oil and gas companies.

(6)
The compensation reported under Share-based awards is the value of Awards granted in the years ended December 31, 2016, 2017 and 2018. The value of Restricted Awards and Performance Awards is based on the number of Restricted Awards and Performance Awards granted multiplied by the volume weighted average price per Common Share on the TSX for the five trading days prior to the date of the grant. This methodology for calculating the fair value of the Restricted Awards and Performance Awards on the grant date is consistent with the initial fair value determined in accordance with IFRS 2; however, under IFRS the fair value of the awards is re-measured at the year-end balance sheet date using the same methodology.

(7)	Represents cash bonuses that are declared and paid annually in March in the year following the year that they are earned.

(8)
The amounts reported under "All other compensation" include contributions made on behalf of the Named Executive Officer to Bellatrix's Employee Savings Plan (which contributions were suspended Company-wide on May 16, 2018), amounts reimbursed to the executive officers under the Health Care and Wellness Spending Accounts up to a maximum of $20,000 per annum per executive officer, parking allowances of $4,788 per executive officer, executive club membership fees up to a maximum of $7,500, payment of $1,495 for a private medical examination, medical benefit premiums paid by Bellatrix on behalf of the Named Executive Officers, and other perquisites and benefits received by certain members of the Named Executive Officers as indicated in the foregoing notes.

C. Board Practices
The Board is currently comprised of 10 directors. The size and experience of the Board is important for providing the Company with effective governance in the oil and gas industry. The Board’s mandate and responsibilities can be effectively and efficiently administered at its current size. The Board has functioned, and is of the view that it can continue to function, independently of management as required. The directors of Bellatrix shall hold office until the next annual meeting of shareholders or until their respective successors have been duly elected or appointed.
Committees
All charters of committees are available on the Company’s website or, on request, from the Company’s offices listed in this report.
Audit Committee
Terms of reference of the Audit Committee are given in the charter of the Audit Committee. The Audit Committee is a committee of the board of directors of the Company to which the board has delegated its responsibility for the oversight of the following: (i) the nature and scope of the annual audit; (ii) the oversight of management's reporting on internal accounting standards and practices; (iii) the review of financial information, accounting systems and procedures including internal control over financial reporting; (iv) the Company’s compliance with legal and regulatory requirements; (v) the performance of the Company’s internal audit function, if any; (vi) the qualifications, independence and performance of the Company’s external auditors; and (vii) the quality and integrity of the Company’s financial reporting and financial statements. In addition, the Board has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The Audit Committee is comprised of the following directors: (i) Keith E. Macdonald, (ii) Keith Turnbull, and (iii) Thomas E. MacInnis.
Compensation and Governance Committee
Terms of reference of the Compensation and Governance Committee are given in the charter of the Compensation Committee. The Board has adopted a mandate for the compensation and governance committee of the Board, which provides that it is the Compensation and Governance Committee’s responsibility to formulate and make recommendations to the Board in respect of compensation issues relating to directors, officers and employees the Company and its subsidiaries, as applicable. All charters of committees are available on the Company’s website or, on request, from the Company’s offices listed in this report.
The Compensation Committee is comprised of the following directors: (i) Keith E. Macdonald (Chair), (ii) John H. Cuthbertson, (iii) Murray L. Cobbe, and (iv) W.C. (Mickey) Dunn. Each member of the Compensation Committee is considered independent.
D. Employees
As at December 31, 2018 Bellatrix employed 144 full-time employees (95 are located in the head office and 49 are field employees), 35 consultants on a full-time equivalent basis and 3 part-time employees.
As at December 31, 2017 Bellatrix employed 157 full-time employees (105 are located in the head office and 52 are field employees) and 38 consultants on a full-time equivalent basis. As at December 31, 2017, Bellatrix employed 5 part-time employees.
E. Share Ownership
The following table sets forth the share ownership of the individuals referred to in “Compensation” as of March 15, 2019, who were insiders as of that date:
The following table sets out the applicable equity ownership for each non-management director.

	Common Shares(1) (#)	DSUs (#)	Value of Equity Ownership(2) ($)	% of Total Common Shares
Murray L. Cobbe	19,430	99,402	901,567	0.02%
John H. Cuthbertson	48,894	99,402	1,700,737	0.06%
W.C. (Mickey) Dunn	227,258	99,402	2,405,664	0.28%
Lynn Kis	6,083	66,571	156,751	0.01%
Keith E. Macdonald	18,000	99,402	919,677	0.02%
Thomas MacInnis	45,000	89,449	762,700	0.06%
Steven J. Pully	3,840	89,449	505,538	—%
Murray B. Todd	8,084	99,402	1,043,151	0.01%
Keith S. Turnbull	11,891	89,364	641,022	0.01%

(1)
Share ownership is determined as at March 15, 2019. For the purposes of determining Common Share ownership of a particular director, Common Shares owned directly by such director, such director's spouse or children or through any holding company wholly owned and controlled by such director are treated as Common Shares owned by such director.

(2)
The "Value of Equity Ownership" amount of the Common Shares and DSUs held by each director is based on the greater of: (a) grant date fair value or purchase price, as applicable, and (b) the closing price of the Common Shares on the TSX (as defined below) on March 15, 2019 being $0.54 per Common Share.

The following table shows equity ownership for each Named Executive Officer:

	Common Shares(1) (#)	Restricted Awards (#)	Performance Awards (#)	Value of Equity Ownership(2) ($)	% of Total Common Shares
Brent A. Eshleman	115,086	29,412	104,941	1,415,020	0.14%
Maxwell A. Lof	28,021	17,834	55,000	250,409	0.03%
Charles R. Kraus	22,293	18,815	63,824	311,228	0.03%
Garrett K. Ulmer	105,014	18,692	62,721	602,940	0.13%
Mark Stephen	63,667	12,399	41,088	527,506	0.08%

(1)
Share ownership is determined as at March 15, 2019. For the purposes of determining Common Share ownership of a particular NEO, Common Shares owned directly by such individual, such individual's spouse or children or through any holding company directly owned and controlled by such NEO are treated as Common Shares owned by such individual.

(2)
The "Value of Equity Ownership" amount of the Common Shares, Restricted Awards and Performance Awards held by each NEO is based on the greater of: (a) grant date fair value, and (b) the closing price of the Common Shares on the TSX on March 15, 2019 being $0.54 per Common Share. Performance Awards are calculated assuming a multiplier of 1.0.

The following information, as of March 15, 2019, reflects outstanding options held by the individuals referred to in “Compensation”:

	Option-based Awards(1)				Share-based Awards(2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(4) ($)	Market or payout value of vested share based awards not paid out or distributed(5) ($)
Brent A. Eshleman	20,000	1.48	June 3, 2023	nil	29,412 Restricted Awards	19,412	nil
	60,000	6.00	April 6, 2022	nil	104,941 Performance Awards	69,261	nil
	46,200	5.10	August 18, 2021	nil
Maxwell A. Lof	12,500	1.48	June 3, 2023	nil	17,834 Restricted Awards	11,770	nil
	40,000	3.85	June 22, 2022	nil	55,000 Performance Awards	36,300	nil
Charles R. Kraus	12,500	1.48	June 3, 2023	nil	18,815 Restricted Awards	12,418	nil
	20,000	3.85	June 22, 2022	nil
	33,600	5.10	August 18, 2021	nil	63,824 Performance Awards	42,124	nil
Garrett K. Ulmer	12,500	1.48	June 3, 2023	nil	18,692 Restricted Awards	12,337	nil
	20,000	3.85	June 22, 2022	nil	62,721 Performance Awards	41,396	nil
	29,400	5.10	August 18, 2021	nil
Mark Stephen	7,500	1.48	June 3, 2023	nil	12,399 Restricted Awards	8,183	nil
	6,000	3.85	June 22, 2022	nil	41,088 Performance Awards	27,118	nil
	29,400	5.10	August 18, 2021	nil

(1)	All option-based awards in the above table are Options.

(2)	All share-based awards in the above table are Awards.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
To the knowledge of the Company’s directors and senior officers, Polar Asset Management Partners Inc. is the indirect owner of 5.5% percent of the Company’s common shares after considering potential conversion of convertible debenture holdings. Other than this one shareholder, no other shareholder owns more than five percent of the outstanding shares of each class of the Company’s voting securities.
Changes in ownership by major shareholders

To the best of the Company’s knowledge, there have been no changes in the ownership of the Company’s shares by its significant shareholders other than as disclosed herein. See "Item 8.B. Significant Changes" for additional information on the proposed Recapitalization Transaction.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

As of February 19, 2019, there were 4,078 holders of record in the United States holding 7,385,998 of the Company’s common shares representing approximately 24% of the total number of shareholders, and approximately 9% of the total number of common shares issued.
B. Related Party Transactions
Other than as described below, there were no material interests, direct or indirect, of directors or executive officers of Bellatrix, any holder of Common Shares who beneficially owns or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect Bellatrix.
Mr. Steven J. Pully, a director of the Company, was retained as a special advisor to a special committee of independent members of the Board (the "Special Committee") that was established to facilitate and lead the Company's refinancing efforts. As compensation for acting as a special advisor to the Special Committee, Mr. Pully earned a monthly retainer of $35,000 and earned a fee of $1.0 million as a result of the successful Second Lien Refinancing. Mr. Pully's engagement as special advisor ended December 31, 2018.
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Financial Statements and Other Financial Information
The following financial statements of the Company are attached to this annual report:

•	Reports of Independent Registered Public Accounting Firms;

•	Statements of financial position as at December 31, 2018, and 2017;

•	Statements of comprehensive loss, change in equity and cash flows for the years ended December 31, 2018, 2017 and 2016;

•	Notes to financial statements for the years ended December 31, 2018, 2017 and 2016.

 Legal Proceedings
Bellatrix is not a party to any legal proceeding nor was it a party to any legal proceeding during the 2018 financial year, nor is Bellatrix aware of any contemplated legal proceeding involving Bellatrix, its subsidiaries or any of its property which involves a claim for damages exclusive of interest and costs that may exceed 10% of the current assets of Bellatrix.
During the year ended December 31, 2018, there were no: (i) penalties or sanctions imposed against Bellatrix by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against Bellatrix that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements Bellatrix entered into before a court relating to securities legislation or with a securities regulatory authority.
Dividend Policy
Bellatrix has not paid any dividends on the outstanding Common Shares. The Board has determined not to pay any dividends on the Common Shares at the present time. Any future decision to pay dividends, including the actual timing, payment and amount of dividends, if any, will be made by the Board based upon, among other things, the cash flow, results of operations and financial conditions of Bellatrix, the need for funds to finance ongoing operations and other business considerations as the Board considers relevant.
B. Significant Changes
On March 29, 2019, Bellatrix announced a proposed recapitalization transaction (the “Recapitalization Transaction”) which involves, among other things, an exchange of all of Bellatrix’s: (i) outstanding 8.5% senior unsecured notes due 2020 (the “Senior Unsecured Notes”), in the aggregate principal amount of approximately US$145.8 million, plus US$2 million of accrued interest, for, in the aggregate and taking into account early consent consideration, a combination of US$50 million of new second lien notes (“New Second Lien Notes”) due September 2023, US$50 million of new third lien notes due December 2023 (the “New Third Lien Notes”) and approximately 51% of the outstanding common shares (“Common Shares”) in the capital of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction (the “Senior Unsecured Noteholder New Common Share Pool”); and (ii) outstanding 6.75% convertible debentures due 2021 (the “Convertible Debentures”) for, in the aggregate and taking into account early consent consideration, approximately 32.5% of the outstanding Common Shares immediately following the implementation of the Recapitalization Transaction. Upon completion of the Recapitalization Transaction, existing shareholders (the “Existing Shareholders”) will retain their existing Common Shares, subject to a share consolidation (the “Share Consolidation”) to be implemented as part of the Recapitalization Transaction, such that Existing Shareholders will own approximately 16.5% of the Common Shares outstanding immediately following implementation of the Recapitalization Transaction.

The Recapitalization Transaction will be implemented by way of a corporate plan of arrangement (a “CBCA Plan”) under the Canada Business Corporations Act (the “CBCA”). Completion of the Recapitalization Transaction will be subject to, among other things, approval of the CBCA Plan by the Senior Unsecured Noteholders and Convertible Debentureholders, other stakeholder approvals as may be required by the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and the TSX, any applicable regulatory approvals and the approval of the Court.  In connection with the completion of the Recapitalization Transaction, the Company has also agreed to (i) amend the exercise price of the warrants issued to the holders of Existing Second Lien Notes (the “Existing Second Lien Noteholders”) to reflect plan equity value; and (ii) issue to the Existing Second Lien Noteholders additional warrants which, together with those warrants currently held by such holders, would be exercisable for Common Shares equal to approximately 5% of the number of Common Shares outstanding immediately following the implementation of the Recapitalization Transaction. The Common Shares issuable to such warrants upon exercise would dilute all Common Shares outstanding following the completion of the Recapitalization Transaction, including the new Common Shares issued to the Senior Unsecured Noteholders and the Convertible Debentureholders pursuant to the Recapitalization Transaction.  In connection with the Recapitalization Transaction, it is anticipated that Bellatrix will continue from the Business Corporations Act (Alberta) (“ABCA”) to the CBCA.

Bellatrix, overseen by a special committee (the “Special Committee”) comprised of independent members of the Board of Directors, with the assistance of the Company’s legal and financial advisors, and in consultation with key stakeholders, conducted a review of potential strategic alternatives available to the Company to address its outstanding debt and strengthen its overall financial position. The Company has carefully reviewed and considered, among other things, its overall capital structure and financial condition, its debt levels and cash interest expense, upcoming maturities in respect of certain of the Company’s debt, challenging industry dynamics and weakened commodity prices, its review of potential alternatives, its comprehensive discussions with key stakeholders, the terms of the proposed Recapitalization Transaction and connected transactions, and the Company’s goals of improving its capital structure and financial flexibility. After its review and consultation process, the Company concluded that the Recapitalization Transaction represents the best alternative available to the Company and its stakeholders at this time.

Peters & Co. Limited (“Peters & Co”), an independent financial advisor to the Special Committee and the Board of Directors, has provided opinions to the Special Committee and the Board of Directors that: (i) the Senior Unsecured Noteholders, the Convertible Debentureholders and the Existing Shareholders would be in a better financial position, respectively, under the Recapitalization Transaction than if the Company were liquidated as, in each case, the estimated aggregate value of the consideration made available to Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders, respectively, pursuant to the Recapitalization Transaction would exceed the estimated value the Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders would receive in a liquidation, respectively; and (ii) the Recapitalization Transaction is fair, from a financial point of view, to the Company.

The Board of Directors unanimously determined that the Recapitalization Transaction is in the best interests of the Company and its stakeholders. This determination was made after careful consideration and based on a number of factors, including the opinion of Peters & Co, legal advice from the Company’s counsel, financial advice from the Company’s financial advisor, the facts and circumstances facing the Company, the terms of the Recapitalization Transaction and the recommendation of the Special Committee to approve the Recapitalization Transaction. Based on the foregoing, the Board of Directors unanimously recommends that all Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders support and vote in favour of the Recapitalization Transaction and the CBCA Plan.

The Company has executed support agreements (the “Support Agreements”) with holders (the “Initial Consenting Noteholders”) of approximately 90% of the Senior Unsecured Notes and a holder (the “Initial Consenting Debentureholder”) of approximately 50% of the Convertible Debentures. Pursuant to the Support Agreements, the Initial Consenting Noteholders and the Initial Consenting Debentureholder have, among other things, agreed to support the Recapitalization Transaction.  The Company has also entered into consent agreements (the “Consent Agreements”) with the Existing Second Lien Noteholders, and the lenders (the “First Lien Lenders”) under the Company’s Credit Facility, pursuant to which the Existing Second Lien Noteholders and the First Lien Lenders have, among other things, agreed to waive certain potential defaults under the terms and conditions of the Existing Second Lien Notes and Credit Facility which may result from the Company’s commencement of proceedings under the CBCA, subject to the terms of those agreements.

On April 16, 2019, Bellatrix obtained an interim order from the Ontario Court authorizing, among other things, the holding of meetings of the holders of the Senior Unsecured Notes, Convertible Debentures, and the Company’s common shares, in each case to consider and vote upon a corporate plan of arrangement under the CBCA to implement the Recapitalization Transaction.  The meetings have been scheduled for May 23, 2019 in Calgary.
Item 9. The Offer and Listing
A. Offering and Listing details
Common Shares
The Common Shares are listed and trade on the TSX and trade under the symbol "BXE". The Common Shares were listed and traded on the NYSE until February 12, 2019. The following tables set forth the price range and trading volume of the Common Shares on the TSX and NYSE for the periods indicated.
TSX

Period	High ($)	Low ($)	Volume
2018
January	2.22	1.55	14,851,376
February	1.79	1.24	11,163,484
March	1.64	1.34	6,374,895
April	1.96	1.35	9,875,144
May	2.17	1.34	29,943,415
June	1.55	1.28	16,460,568
July	1.34	1.16	10,905,314

August	1.30	1.07	9,790,381
September	1.35	1.14	6,008,730
October	1.60	1.07	11,887,737
November	1.25	0.99	12,814,533
December	1.06	0.60	11,865,323

2019
January	0.74	0.48	20,921,481
February	0.72	0.58	6,341,923
March	0.69	0.40	12,102,688
April (1 – 24)	0.38	0.25	20,385,997

NYSE

Period	High (US$)	Low (US$)	Volume
2018
January	1.78	1.26	3,549,329
February	1.42	0.99	3,239,072
March	1.27	1.02	1,633,816
April	1.52	1.05	2,422,793
May	1.69	1.04	4,096,617
June	1.19	0.96	3,021,414
July	1.03	0.89	2,726,651
August	1.01	0.84	1,531,129
September	1.06	0.87	863,248
October	1.24	0.82	2,114,139
November	0.96	0.74	1,809,309
December	0.79	0.45	2,079,313

2019
January	0.55	0.35	3,189,715
February (1 - 11)(1)	0.55	0.45	404,484

(1)	Effective February 12, 2019 the Common Shares were delisted from the NYSE.
Convertible Debentures
The Convertible Debentures are listed and trade on the TSX and trade under the symbol "BXE.DB". The following tables set forth the price range and trading volume of the Convertible Debentures on the TSX for the periods indicated.
TSX

Period	High ($)	Low ($)	Volume
2018
January	93.00	90.00	666,000
February	86.50	68.00	904,000
March	84.61	76.00	206,000
April	90.00	79.50	155,000
May	90.95	81.00	91,000

June	88.00	77.99	207,000
July	88.00	71.00	263,000
August	73.00	68.00	548,000
September	71.98	64.50	277,000
October	70.00	60.01	764,000
November	61.00	44.99	900,000
December	55.00	41.16	327,000

2019
January	53.00	47.99	263,000
February	53.80	50.00	74,000
March	63.00	40.01	1,138,000
April (1 – 24)	60.51	48.50	1,399,000

B. Plan of Distribution

Not Applicable.

C. Markets

The Common Shares are listed and trade on the TSX and trade under the symbol "BXE". The Common Shares were listed and traded on the NYSE until February 12, 2019.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

Additional information relating to the Company can be found under the Company’s profile on the SEDAR website at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year.

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

The following description of our share capital and provisions of our articles of amalgamation ("Articles"), Bylaws (as defined below) and the ABCA are summaries of material terms and provisions and are qualified by reference to our Articles, Bylaws and the ABCA, a copy of our Articles and Bylaws have been filed with the SEC.

Registration

The Company is registered under Corporate Access Number 2017896420 and is the result of an amalgamation filed December 11, 2013 under the ABCA. Companies incorporated or amalgamated under the ABCA have the capacity and, subject to the ABCA, the rights, powers and privileges of a natural person.

Powers of Directors

Under the ABCA no bylaws are required to confer any particular power on a corporation or its directors, but if there are restrictions in its articles on the business carried on or exercised, the corporation shall not carry on or exercise such business. The Company has no such restrictions in its Articles. There are no stated objects or purposes as would be applicable in a memorandum of association jurisdiction. References to "Bylaws" set out herein shall mean the bylaws of the Company, Amended and Restated By-Law No. 1 and its Advance Notice By-Law.

The directors manage or supervise the management of the affairs and business of the Company.

A director who is party to a material contract or proposed material contract (or material transaction) has to disclose the nature and extent of the director’s interest therein in accordance with the ABCA. Such director is unable to vote on any resolution to approve such contract except as permitted by the ABCA, but is not excluded in determining the quorum. Certain exceptions to the inability to vote are provided for under the ABCA, and in particular, an exception is made for contracts relating primarily to the director’s remuneration as a director, officer, employee or agent of the Company or an affiliate. Accordingly, the directors do have the power in the absence of an independent forum to vote on directors’ compensation. The compensation of the directors is decided by the directors.

There are no limitations created either by the Bylaws or Articles on borrowing powers of the Company exercisable by the directors.

The directors may, between annual general meetings, appoint one or more additional directors of the Company to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the shareholders of the Company.

Rights and Restrictions Attached to each Class of Shares

Common Shares

Voting Rights: Holders of Common Shares are entitled to receive notice of, to attend and to vote at all meetings of shareholders and are entitled to one vote per Common Share held at such meetings, except meetings of holders of another class or one or more series of another class of shares who are entitled to vote separately as a class at such meeting.

Dividends: Subject to the preferences accorded holders of any shares of the Company ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive if, as and when declared by the board of directors of the Company (the "Board"), such dividends or other distributions as may be declared thereon by the Board from time to time.

Ranking: In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or any other distribution of the Company's assets among its shareholders for the purpose of winding-up its affairs (a "Distribution"), holders of Common Shares are entitled, subject to the preferences accorded to holders of any shares of the Company ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Company.

Preferred Shares

The preferred shares of the Company ("Preferred Shares") may at any time and from time to time be issued in one or more series, where the board of directors of the Company will be authorized to fix the number of shares of each series, subject to the limitation on the number of Preferred Shares to be issued as described above, and to determine for each series, subject to the terms and conditions set out below, the designation, rights, privileges, restrictions and conditions, including dividend rates, redemption prices, conversion rights and other matters. The Preferred Shares have the following rights, privileges, restrictions and conditions:

Voting Rights: Holders of any series of Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Company, unless the Board determines otherwise, in which case voting rights will only be provided in circumstances where the Company has failed to pay a certain number of dividends on such series of Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, will be determined by the Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Preferred Shares.

Dividends: The holders of each series of Preferred Shares will be entitled to receive dividends (which may be cumulative or noncumulative and variable or fixed) as and when declared by the Board on such series of Preferred Shares.

Ranking: Each series of Preferred Shares will be entitled to priority over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares with respect to the payment of Distributions, among its shareholders for the purpose of winding-up its affairs. The Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares, as may be determined by the Board.

Parity among Series: Each series of Preferred Shares will rank on a parity with every other series of Preferred Shares with respect to priority in the payment of dividends and Distributions.

Participation upon Liquidation, Dissolution or Winding Up: In the event of a Distribution, the holders of the Preferred Shares will be entitled to receive from the assets of the Company any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital which are not paid in full in respect of any Preferred Shares, before any amount is paid or any assets of the Company are distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares. After payment to the holders of the Preferred Shares of the amount so payable to them as above provided they will not be entitled to share in any further distribution of assets of the Company among its shareholders for the purpose of winding up its affairs.

Conversion: The Preferred Shares may be convertible into Common Shares or another series of Preferred Shares provided that the maximum number of Common Shares that may be issuable upon conversion of all series of Preferred Shares is limited to 38,391,448 Common Shares, which is equal to 20% of the number of Common Shares issued and outstanding as of April 10, 2015, which was the record date for the annual and special meeting of shareholders where the shareholders authorized the creation of the Preferred Shares.

Redemption: Each series of Preferred Shares may be redeemable by the Company on such terms as may be determined by the Board

Action Necessary to Change the Rights of Holders of Stock

The necessary action to change the rights of holders of an Alberta corporation’s stock is set out under the ABCA. Under the ABCA in order to add, change or remove any rights, privileges, restrictions and conditions applicable to all or any of the Company's shares, the articles must be amended by a special resolution of the shareholders. A special resolution is a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution, or signed by all the shareholders entitled to vote on that resolution. This requirement concerning the amendment or removal of any of the foregoing includes rights to accrued dividends and can apply to shares whether issued or unissued. The Bylaws or Articles do not vary this provision of the ABCA. Classes or series of shares are entitled to be dealt with in this regard by a vote separately by class or series, subject to the provisions of the ABCA. Articles of amendment must be filed after amendments are adopted by resolution.

Shareholder Meetings

Annual meetings of shareholders are held at such time and on such day in each year and at such place or places as the board, the chairman of the board, the managing director or the president of the Company may from time to time determine, for the purpose of considering the financial statements and reports required by the ABCA to be placed before the annual meeting, electing directors, appointing auditors, and for the transaction of such other business as may properly be brought before the meeting. The Company is required to hold an annual meeting of shareholders at least once every 15 months after the preceding annual general meeting. The Board has the power to call a special meeting of shareholders at any time. Shareholders holding not less than 5% of the Company's issued and outstanding voting shares may also cause the Board to call a shareholders’ meeting. The Articles provide that meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal Quebec; or Halifax, Nova Scotia.

The Bylaws and ABCA set out that the Board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of or to vote at the meeting. If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of or to vote at the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Company.

A quorum at any meeting of shareholders is persons present not being less than two (2) in number and holding or representing not less than twenty-five per cent (25%) of the shares entitled to be voted at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

Limitations on the Rights to Own Securities, Changes of Control and Ownership Thresholds

There are no limitations under the Articles and Bylaws on the rights of shareholders to hold securities or to exercise voting rights on securities which are held nor are there any such limitations pursuant to provisions of the ABCA. Similarly there are no provisions in the Articles, Bylaws or ABCA that restrict changes of control of the Company.

For so long as the Company is a "distributing corporation" as such term is defined in the ABCA there are no requirements under the ABCA, Articles or Bylaws that the Company disclose share ownership. If the Company ceases to be a "distributing corporation" then it will be required to notify the Registrar under the ABCA of the holdings, names and addresses of the five highest shareholders of the Company.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Common Shares. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Investor Services US at its principal office in Golden, Colorado.
C. Material Contracts
Except for contracts entered into in the ordinary course of business (unless otherwise required by applicable securities requirements to be disclosed), the only material contracts that Bellatrix has entered into within the last two financial years, which can be reasonably regarded as presently material are the:

(a)	Note Purchase Agreement;

(b)	First Lien Credit Agreement;

(c)	Senior Notes Indenture;

(d)	Debenture Indenture;

(e)	Support Agreement with Consenting Noteholders;

(f)	Support Agreement with Consenting Debentureholders,

(g)	the Consent Agreement with Lenders;

(h)	the Consent Agreement with Second Lien Noteholders.
A copy of each of these documents may be viewed on the SEC EDGAR website at www.sec.gov.
(a) Note Purchase Agreement;

On July 25, 2018, Bellatrix entered into the Note Purchase Agreement, pursuant to which on September 11, 2018, it completed a series of transactions involving, among other things, the issuance of US$72.108 million of second lien notes (the "Second Lien Notes").

The Second Lien Notes bear interest at 8.5% per annum payable quarterly and are due September 11, 2023, provided that if the Senior Notes have not been refinanced or repaid by March 14, 2020 on terms permitted under the Note Purchase Agreement such that no more than US$25 million in principal amount of the Senior Notes remains outstanding on that date, then the maturity date for all Second Lien Notes will be March 14, 2020.

Bellatrix's obligations pursuant to the Second Lien Notes are secured by a $250,000,000 demand debenture with a floating charge and security interest over all of Bellatrix's current and future real and personal property, which is subordinated to the security

Bellatrix has provided to secure its obligations under the Credit Facilities (as defined below) pursuant to the terms of an intercreditor agreement. Any Second Lien Notes issued may be voluntarily prepaid subject to certain make-whole amounts and/or repayment fees. If a Change of Control (as defined in the Note Purchase Agreement) occurs, Bellatrix is required to make an offer to repurchase the Second Lien Notes at a price equal to 101% of the aggregate principal amount of the Second Lien Notes, together with accrued and unpaid interest thereon.

The Note Purchase Agreement contains customary negative covenants including, but not limited to, restrictions on Bellatrix's ability to incur indebtedness, grant liens or security interests on assets, sell or otherwise transfer assets, make distributions, make investments, provide financial assistance, prepay other debt (including the Senior Notes) and amend certain material contracts (including the Senior Note Indenture and the First Lien Credit Agreement) and on Bellatrix's ability to merge and consolidate with other companies or change the nature of Bellatrix's business, in each case, subject to certain exceptions. The Note Purchase Agreement also contains customary positive covenants including, but not limited to, delivery of financial and other information to the noteholders, maintenance of existence, payment of taxes and other claims, maintenance of properties and insurance, access to premises and books and records by noteholders, compliance with applicable laws and regulations, including environmental laws, notice of certain events or circumstances to the noteholders, and further assurances and provision of additional collateral and guarantees.

The Note Purchase Agreement contains one financial covenant, which is identical to a financial covenant under the First Lien Credit Agreement, which provides that Bellatrix must maintain a Consolidated Senior Debt to Consolidated EBITDA Ratio (as defined in the Note Purchase Agreement) of not greater than (a) 5.0 to 1 until December 31, 2020, (b) 4.5 to 1 during the fiscal year ending December 31, 2021, and (c) 4.0 to 1 thereafter. Bellatrix is required to calculate this financial covenant at the end of each fiscal quarter. The calculation for the financial covenant is based on specific definitions that are not in accordance with IFRS.

For a complete description of the terms of the Second Lien Notes, a copy of the Note Purchase Agreement and all amendments thereto, have been filed on www.sedar.com and www.sec.gov under Bellatrix's SEDAR and EDGAR profiles, respectively.

(b) First Lien Credit Agreement;

The Corporation maintains Credit Facilities. The Credit Facilities are available on a fully revolving basis until May 30, 2019, do not have any scheduled principal payments prior to maturity, can be further extended beyond May 30, 2019 with the consent of the lenders, and have a six month term-out period if not renewed. The Credit Facilities are available for general corporate purposes. The borrowing base under the Credit Facilities is subject to semi-annual review in May and November of each year. The semi-annual borrowing base review is at the sole discretion of the First Lien Lenders taking into consideration the estimated future net revenue after income tax from Bellatrix's oil and natural gas properties and such other factors as the First Lien Lenders determine relevant in accordance with customary practices for oil and gas production loans. Effective September 11, 2018, Bellatrix amended and restated the terms of its Credit Facilities and confirmed the borrowing base under the Credit Facilities at $100 million, with total commitments set at $95 million.

Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1.25% and 3.75%, depending on the type of borrowing and Bellatrix's Consolidated First Lien Debt to Consolidated EBITDA Ratio (as defined in the First Lien Credit Agreement). A standby fee is charged of between 0.5625% to 0.9375% on the undrawn portion of the Credit Facilities, depending on Bellatrix's Consolidated First Lien Debt to Consolidated EBITDA Ratio.

The Credit Facilities are secured by a $1.0 billion demand debenture containing a first ranking floating charge and security interest over all of Bellatrix's current and future real and personal property.

The First Lien Credit Agreement contains customary borrowing base provisions and negative covenants including, but not limited to, restrictions on Bellatrix's ability to incur indebtedness, grant liens or security interests on assets, sell or otherwise transfer assets, make distributions, make investments, provide financial assistance, enter into hedging arrangements, prepay other debt (including the Senior Notes and the Second Lien Notes) and amend certain material contracts (including the Senior Note Indenture and Note Purchase Agreement) and on Bellatrix's ability to merge and consolidate with other companies or change the nature of Bellatrix's business, in each case, subject to certain exceptions. The First Lien Credit Agreement also contains customary positive covenants including, but not limited to, delivery of financial and other information to the First Lien Lenders, maintenance of existence, payment of taxes and other claims, maintenance of properties and insurance, access to premises and books and records by the First Lien Lenders, compliance with applicable laws and regulations, including environmental laws, notice of certain events or circumstances to the First Lien Lenders, and further assurances and provision of additional collateral and guarantees.

The Credit Facilities are subject to two financial covenants, which must be met quarterly. The financial covenants provide that Bellatrix must maintain: (a) a Consolidated First Lien Debt to Consolidated EBITDA Ratio of not greater than 3.0 to 1; and (b) a Consolidated Senior Debt (as defined in the First Lien Credit Agreement) to Consolidated EBITDA Ratio of not greater than (i) 5.0 to 1 until December 31, 2020, (ii) 4.5 to 1 during the fiscal year ending December 31, 2021, and (iii) 4.0 to 1 thereafter. Bellatrix calculates its financial covenants quarterly at the end of each fiscal quarter.

The First Lien Credit Agreement provides that, upon the occurrence of certain events of default, Bellatrix's obligations thereunder may be accelerated and the lending commitments terminated. Such events of default include payment defaults to the First Lien Lenders, covenant defaults, inaccuracies of representations and warranties, bankruptcy and insolvency proceedings, material money judgments, cross defaults, change of control and other customary events of default.

For a complete description of the terms of the Credit Facilities, a copy of the First Lien Credit Agreement and all amendments thereto, have been filed on www.sedar.com and www.sec.gov under Bellatrix's SEDAR and EDGAR profiles, respectively.

(c) Senior Note Indenture;

The Senior Notes are governed by the Senior Note Indenture and bear interest at 8.5% per annum, payable semi-annually in arrears on May 15 and November 15 of each year. The Senior Notes are unsecured and are effectively subordinated to the Credit Facilities and the Second Lien Notes to the extent of the value of the collateral. The Senior Notes mature on May 15, 2020. The Senior Notes may be redeemed at Bellatrix's option as follows:

(a)
the Senior Notes may be redeemed in whole or in part at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes) plus accrued and unpaid interest: from May 15, 2018 to May 14, 2019 at 102.125%; on or after May 15, 2019 at 100%; and

(b)
at any time, upon not less than 30 nor more than 60 days' notice, in whole, but not in part at a redemption price equal to 100% of the principal amount of the Senior Notes to be redeemed, plus accrued but unpaid interest thereon if Bellatrix determines that it has or will become obligated to pay Additional Amounts (as defined in the Senior Note Indenture) because of a Change in Tax Law (as defined in the Senior Note Indenture).

If a Change of Control (as defined in the Senior Note Indenture) occurs, and unless an exemption described in the Senior Note Indenture applies, the holders of the Senior Notes can require Bellatrix to repurchase their Senior Notes at a price equal to 101% of the aggregate principal amount of the Notes together with accrued and unpaid interest thereon.

For a complete description of the terms of the Senior Notes, a copy of the Senior Note Indenture has been filed on www.sedar.com and www.sec.gov under Bellatrix's SEDAR and EDGAR profiles, respectively.

(d) Debenture Indenture;

On August 9, 2016 Bellatrix issued $50,000,000 principal amount of Convertible Debentures. The Convertible Debentures have a face value of $1,000 per Convertible Debenture and have a maturity date of September 30, 2021 (the "Maturity Date"). The Convertible Debentures bear interest at an annual rate of 6.75% payable semi-annually in arrears, on September 30 and March 31 in each year. The payment of the principal and premium, if any, of, and interest on, the Convertible Debentures is subordinated in right of payment to the prior payment in full of all "Senior Indebtedness" (as such term is defined in the Debenture Indenture and which includes the Credit Facilities, the Senior Notes and the Second Lien Notes). Convertible Debentures rank equally with one another and will rank pari passu with all of Bellatrix's other existing and future unsecured subordinated indebtedness to the extent subordinated on the same terms.

Each Convertible Debenture is convertible into Common Shares at a conversion price of $8.10 per Common Share (the "Conversion Price") at the option of the holder thereof at any time prior to 5:00 p.m. (Calgary time) on the earlier of: (i) the last business day immediately preceding the Maturity Date; (ii) the last business day immediately preceding any date set for redemption, and (iii) if called for repurchase pursuant to a mandatory repurchase, on the business day immediately preceding the payment date, representing a conversion rate of approximately 123.4568 Common Shares per $1,000 principal amount of Convertible Debentures, subject to adjustment in accordance with the Debenture Indenture.

The Convertible Debentures are not redeemable by Bellatrix before September 30, 2019. On and after September 30, 2019 and prior to September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, on not more than 60 days' and not less than 30 days' prior written notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption, if the weighted average trading price of the Common Shares for the specified period is not less than 125% of the Conversion Price. On and after September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, on not more than 60 days' and not less than 30 days' prior written notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption.

Upon the maturity or redemption of the Convertible Debentures, Bellatrix may pay the outstanding principal of the Convertible Debentures in cash or may, at its option, on not greater than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligations to repay all or a portion of the principal amount of the Convertible Debentures, which have matured or been redeemed, by issuing and delivering that number of Common Shares obtained by dividing the aggregate principal of the Convertible Debentures which have matured or redeemed by 95% of the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest will be paid in cash.

Within 30 days following the occurrence of a "Change of Control" (as such term is defined in the Debenture Indenture), Bellatrix will be required to make an offer (the "Change of Control Purchase Offer") in writing to purchase all of the Convertible Debentures then outstanding, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon. If 90% or more of the aggregate principal amount of the Convertible Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to Bellatrix pursuant to the Change of Control Purchase Offer, Bellatrix will have the right to redeem all the remaining Convertible Debentures at the same offer price.

In addition, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting the Change of Control consists of cash (other than payment for fractional Common Shares or cash 35 payments made in satisfaction of appraisal rights), equities, securities or other properties not traded or intended to be traded immediately following such transaction on a stock exchange, then during the period beginning 10 trading days after the anticipated date that such Change of Control becomes effective and ending 30 days after the Change of Control Purchase Offer is delivered, holders of the Convertible Debentures will be entitled to convert the Convertible Debentures at an adjusted conversion price which will be adjusted based on a formula dependent on the then current trading price and the remaining period up to but excluding September 30, 2020.

For a complete description of the terms of the Convertible Debentures, see the copy of the Debenture Indenture that has been filed on www.sedar.com and www.sec.gov under Bellatrix's SEDAR and EDGAR profiles, respectively.

(e) Support Agreement with Consenting Debentureholders;

On March 28, 2019, Bellatrix entered into the Debentureholder Support Agreement with the Initial Consenting Debentureholder.
Consenting Debentureholder Covenants
Pursuant to the Debentureholder Support Agreement and subject to the terms and conditions thereof, the Initial Consenting Debentureholder agreed, among other things:

a)
to vote (or cause to be voted) all of its Senior Notes and the Convertible Debentures (collectively, "Debt") and Common Shares: (i) by the 5:00 p.m. (EDT) on May 15, 2019 (subject to adjustment in accordance with the terms of the Debentureholder Support Agreement, the "Effective Date")), in favour of the approval, consent, ratification and adoption of the CBCA Plan (and any actions required in furtherance thereof) in accordance with the terms therein; and (ii) against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization Transaction and/or the CBCA Plan, as applicable;

(a)
not to, directly or indirectly sell, assign, lend, pledge, mortgage or hypothecate, dispose or otherwise transfer any of its Debt or Common Shares, or any rights or interests therein, or deposit any of its Debt or Common Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Debt or Common Shares if such trust, grant, agreement, understanding or arrangement would in any manner restrict the ability of the Initial Consenting Debentureholder to comply with its obligations under the Debentureholder Support Agreement, in each case subject to the exceptions contained in the Debentureholder Support Agreement;

(b)
not to take any action, directly or indirectly, that is inconsistent with its obligations under the Debentureholder Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction;

(c)
not to propose, file, solicit, vote for (or cause to vote for), agree to or otherwise support any alternative offer, transaction (including exchange transaction), restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for Bellatrix, including, without limitation, any proceeding or plan of arrangement under the CBCA, other legislation or otherwise, any exchange transaction pursuant to an exchange offer or otherwise, or any debenture amendment that is inconsistent with the Recapitalization Transaction or the Debentureholder Support Agreement; and

(d)
to support, and to instruct its advisors to support all motions filed by Bellatrix in the proceedings (the "CBCA Proceedings") commenced by Bellatrix and 11260049 Canada Limited (Bellatrix's wholly owned subsidiary and, together with Bellatrix, the "Applicants") that are consistent with and in furtherance of the Recapitalization Transaction and the CBCA Plan.

Pursuant to the Debentureholder Support Agreement, and subject to the terms and conditions thereof, Bellatrix agreed, among other things, to take all reasonable actions necessary to implement the Recapitalization Transaction and use commercially reasonable efforts to achieve the following timeline:

(a)	if, at the election of Bellatrix, the Recapitalization Transaction is to be implemented pursuant to the CBCA Plan:

(i)
filing the application in the CBCA Proceedings seeking the interim order (the "Interim Order") of the Ontario Superior Court of Justice (Commercial List) (the "Court") in respect of the Applicants granted on April 16, 2019, which, among other things, approves the calling of, and the date for the meetings of the holders of each of the Senior Notes, Convertible Debentures and Common Shares in respect of, among other things, the Recapitalization Transaction, by no later than April 18, 2019; and

(ii)
implementing the Recapitalization Transaction pursuant to the CBCA Plan on or prior to June 30, 2019 (the "Outside Date"), or such other date as the parties to the Debentureholder Support Agreement may agree; or

(b)
if, at the election of Bellatrix, the Recapitalization Transaction is to be implemented pursuant to an amendment to the Convertible Debenture Indenture, implementing the Recapitalization Transaction pursuant to the such amendment to the Convertible Debenture Indenture on or prior to the Outside Date, or such other date as the parties to the Debentureholder Support Agreement may agree.

Representations and Warranties
The parties to the Debentureholder Support Agreement made a number of customary representations and warranties regarding themselves and the Debentureholder Support Agreement.
Superior Proposal
In the event Bellatrix receives a bona fide unsolicited proposal, Bellatrix is permitted to negotiate, advance, facilitate and enter into a transaction in respect of any such proposal if, following receipt of advice from outside legal and financial advisors, the Board believes in good faith, in the exercise of its fiduciary duties, that such proposal could reasonably be expected to result in a transaction more favourable to Bellatrix and its stakeholders than the Recapitalization Transaction (a "Debentureholder Support Agreement Superior Proposal").
Conditions
The Debentureholder Support Agreement stipulates that the Recapitalization Transaction is subject to the reasonable satisfaction of the following conditions, among others, prior to or on the Effective Date, each of which is for the benefit of Bellatrix and the Initial Consenting Debentureholder and may be waived in whole or in part by Bellatrix and the Initial Consenting Debentureholder:

(a)	the CBCA Plan shall have been approved by the Court and the requisite majority of affected stakeholders as and to the extent required by the Court;

(b)
the order of the Court (the "Final Order") approving the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the CBCA Plan (the "Arrangement") shall have been granted by the Court, and the implementation, operation or effect of the Final Order shall not have been stayed, varied in a manner not acceptable to Bellatrix or the Initial Consenting Debentureholder, each acting reasonably, vacated or be subject to pending appeal;

(c)	the CBCA Plan and the Definitive Documents (as defined in the Debentureholder Support Agreement) shall be on terms consistent with the Debentureholder Support Agreement;

(d)
all filings that are required under applicable Laws (as defined in the Debentureholder Support Agreement) in connection with the Recapitalization Transaction shall have been made and any material third party and regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(e)
there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity (as defined in the Debentureholder Support Agreement), no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan that restrains, prohibits or materially impedes, the Recapitalization Transaction or the CBCA Plan, or requires or purports to require a material variation of the Recapitalization Transaction that is not acceptable to Bellatrix and the Initial Consenting Debentureholder, each acting reasonably;

(f)
there shall be no proceeding, claim or investigation pending or threatened before any Governmental Entity in connection with the Recapitalization Transaction that would reasonably be expected to restrain, prohibit or materially impede the Recapitalization Transaction or the CBCA Plan;

(g)	the Director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the CBCA Plan; and

(h)	the Effective Date shall occur by the Outside Date, or such other date as the parties to the Debentureholder Support Agreement may agree.
The obligations of the Initial Consenting Debentureholder to complete the Recapitalization Transaction are subject to the satisfaction of the following conditions, among others, prior to or on the Effective Date, each of which is for the exclusive benefit of the Consenting Debentureholders and may be waived, in whole or in part, solely by the Initial Consenting Debentureholder:

(a)
all common shares of Bellatrix, including the Common Shares issued on the Effective Date pursuant to the CBCA Plan, shall be listed and conditionally approved for trading on the TSX, subject only to the receipt of customary final documentation; and

(b)
immediately following implementation of the Recapitalization Transaction, the aggregate principal amount of Bellatrix's secured and unsecured debt obligations for borrowed money shall consist of only: (a) up to $100 million under the Credit Facilities; and (b) up to US$202.2 million of secured and unsecured notes, or such other amount(s) acceptable to Bellatrix and the Initial Consenting Debentureholder.

The Debentureholder Support Agreement will terminate automatically as to all parties thereto on the Effective Date upon the implementation of the Recapitalization Transaction.
For a complete description of the terms of the Debentureholder Support Agreement, see the copy of the Debentureholder Support Agreement that has been filed on www.sedar.com and www.sec.gov under Bellatrix's SEDAR and EDGAR profiles, respectively.

(f) the Consent Agreement with First Lien Lenders;
On March 28, 2019, Bellatrix entered into the First Lien Consent Agreement with the First Lien Lenders.
Waiver and Consent
Pursuant to the First Lien Consent Agreement and subject to the terms and conditions contained therein, the First Lien Lenders agreed to: (i) consent to Bellatrix's proceedings under the CBCA and waive the Relevant Defaults (as defined in the First Lien Consent Agreement) and the rights of National Bank of Canada, as administrative agent under the First Lien Credit Agreement, and the First Lien Lenders in respect of such Relevant Defaults; and (ii) upon the closing of the Recapitalization Transaction, consent to the incurrence by Bellatrix, in connection with the Recapitalization Transaction, of applicable new debt and the related liens.
Covenants
Pursuant to the First Lien Consent Agreement and subject to the terms and conditions thereof, Bellatrix agreed, among other things:

a)	to provide monthly cash flow projections;

b)	to provide notices of certain material events relating to the Recapitalization Transaction, including the termination of the CBCA Proceedings or any orders issued thereunder;

c)	not to amend the Support Agreements or the Second Lien Consent Agreement in any manner materially adverse to the First Lien Lenders; and

d)
not to pay any fee or other consideration to the holders of Second Lien Notes, Senior Notes or Convertible Debentureholders, except as explicitly set out in the Second Lien Consent Agreement and the Support Agreements.

Conditions
The consents provided for in the First Lien Consent Agreement are subject to various conditions, including the following:

a)
the Senior Unsecured Noteholders and the Convertible Debentureholders must be prevented from exercising the right to cause the Senior Notes or the Convertible Debentures, as applicable, to become due or to be repurchased, prepaid, defeased or redeemed, or to cause to be made or received an offer to repurchase, prepay, defease or redeem the Unsecured Notes or the Convertible Debentures, as applicable, prior to their stated maturity, in each case to the extent such right arises or results from the commencement and pursuit of the CBCA Proceedings or the transactions contemplated by the Recapitalization Transaction or the failure to make interests payments when due;

b)	the First Lien Lenders must be "unaffected creditors" for the purposes of the CBCA Proceedings; and

c)	Bellatrix must have obtained applicable approvals, consents and waivers in respect of the Recapitalization Transaction and the Recapitalization Transaction must occur before the Outside Date.
Termination
The waivers and consents provided for in the First Lien Consent Agreement shall terminate upon the occurrence of certain events, including the following:

a)	the termination of the Second Lien Consent Agreement;

b)	the termination or unenforceability of either of the Support Agreements;

c)	the termination of the CBCA Proceedings; and

d)	the making of any payment to the Senior Unsecured Noteholders or the Convertible Debentureholders, subject to certain exceptions as set out in the First Lien Consent Agreement, provided that the waiver in respect of the CBCA Proceedings shall remain in full force and effect notwithstanding the termination of the First Lien Consent Agreement, subject to the satisfaction of certain conditions set out in the First Lien Consent Agreement.
For a complete description of the terms of the First Lien Consent Agreement, see the copy of the First Lien Consent Agreement that has been filed on www.sedar.com and www.sec.gov under Bellatrix's SEDAR and EDGAR profiles, respectively.
(g) Consent Agreement with Second Lien Noteholders;

On March 28, 2019, Bellatrix entered into the Second Lien Consent Agreement with the Existing Second Lien Noteholders and U.S. Bank National Association, as agent under the Note Purchase Agreement.
Waiver and Consent
Pursuant to the Second Lien Consent Agreement, the holders of Second Lien Notes agreed to, among other things (and subject to certain exceptions set forth therein):

a)
with respect to potential applicable defaults: (i) to the extent that the CBCA Proceedings in respect of the Recapitalization Transaction constitute a default or event of default: (A) waive such default and/or event of default, and (B) waive and rescind any automatic acceleration in connection therewith, and (ii) to the extent that any default under the Senior Notes and the Convertible Debentures in existence during the pendency of the CBCA Proceedings solely on account of the non-payment of interest would constitute a default or event of default under the Note Purchase Agreement, waive such default and/or event of default;

b)
upon the closing of the Recapitalization Transaction, consent to the incurrence by Bellatrix, in connection with the Recapitalization Transaction, of applicable new debt and the related liens, subject to the conditions set out in the Second Lien Consent Agreement; and

c)	make certain technical amendments to facilitate the implementation of the Recapitalization Transaction.
Covenants
Pursuant to the Second Lien Consent Agreement and subject to the terms and conditions thereof, Bellatrix agreed, among other things:

a)	to provide to the holders of Second Lien notes reporting substantially the same as that provided to the First Lien Lenders under the First Lien Consent Agreement;

b)	not to amend the Support Agreements or the Second Lien Consent Agreement in any manner materially adverse to the First Lien Lenders; and

c)
upon implementation of the Recapitalization Transaction, not to make any cash payments in respect of the New Third Lien Notes in excess of interest at a rate of up to of 4.75% per annum prior to June 30, 2021.

Conditions
The effectiveness of the terms of the Second Lien Consent Agreement that provide for the amendments to implement the Recapitalization Transaction are subject to certain conditions, including, among others things:

a)	the CBCA Plan giving effect to the Recapitalization Transaction shall have been approved by the Court and implemented on or prior to the Outside Date;

b)
the terms of the CBCA Plan and the Recapitalization shall not have any deviations from the terms contemplated in the Second Lien Consent Agreement that are adverse to the Existing Second Lien Noteholders;

c)	the execution of a satisfactory amended intercreditor agreement with respect to the New Third Lien Notes; and

d)	the Warrant Transactions shall have been implemented.

For a complete description of the terms of the Second Lien Consent Agreement, see the copy of the Second Lien Consent Agreement that has been filed on www.sedar.com and www.sec.gov under Bellatrix's SEDAR and EDGAR profiles, respectively.
(h) Senior Unsecured Noteholders Support Agreement
On March 28, 2019, Bellatrix entered into the Noteholder Support Agreement with certain holders of Senior Notes, that hold in the aggregate US$130,610,000 of Senior Notes (the "Initial Consenting Noteholders").
Consenting Noteholder Covenants
Pursuant to the Noteholder Support Agreement, and subject to the terms and conditions thereof, each Initial Consenting Noteholders agreed, among other things:

(a)
to vote (or cause to be voted) all of its Debt and Common Shares, as applicable, (i) by the 5:00 p.m. (EDT) on May 15, 2019 (or such later date as the Applicants may determine, in consultation with the Initial Consenting Noteholders), in favour of the approval, consent, ratification and adoption of the CBCA Plan in accordance with the terms therein; and (ii) against the approval, consent, ratification and adoption of any matter or transaction for Bellatrix that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Recapitalization Transaction and/or the CBCA Plan, as applicable;

(b)
not to, directly or indirectly sell, assign, lend, pledge, mortgage or hypothecate, dispose or otherwise transfer any of its Debt or Common Shares, or any rights or interests therein, deposit any of its Debt or Common Shares into a voting trust, or grant (or permit to be granted) any proxies or powers of attorney or attorney in fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of its Debt or Common Shares if such trust, grant, agreement, understanding or arrangement would be reasonably expected to adversely impact the ability of the Initial Consenting Noteholder to comply with its obligations under the Noteholder Support Agreement, in each case subject to the exceptions contained in the Noteholder Support Agreement;

(c)
not to take any action, directly or indirectly, that is inconsistent with its obligations under the Noteholder Support Agreement or that would frustrate, hinder or delay the consummation of the Recapitalization Transaction;

(d)
not to propose, file, solicit, vote for (or cause to vote for), agree to or otherwise support any alternative offer, transaction (including exchange transaction), restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of or for Bellatrix, including, without limitation, any proceeding or plan of arrangement under the CBCA, other legislation or otherwise, or note exchange transaction pursuant to an exchange offer or otherwise, that is inconsistent with the Recapitalization Transaction or the Noteholder Support Agreement; and

(e)
to use its commercially reasonable efforts to support, and to instruct Paul, Weiss, Rifkind, Wharton & Garrison LLP and Bennett Jones LLP, in their capacity as legal counsel to the Initial Consenting Noteholders, and Stephens Inc., in its capacity as financial advisor to the Initial Consenting Noteholder (collectively, the "Initial Consenting Noteholder Advisors") to support, all motions filed by Bellatrix in the CBCA Proceedings that are consistent with and in furtherance of the Noteholder Support Agreement, the Recapitalization Transaction and the CBCA Plan.

Pursuant to the Noteholder Support Agreement, and subject to the terms and conditions thereof, Bellatrix agreed to, among other things, take all reasonable actions necessary to implement the Recapitalization Transaction in accordance with the terms of the Noteholder Support Agreement, file the CBCA Plan on a timely basis consistent with the terms and conditions of the Noteholder Support Agreement, recommend that any person entitled to vote on the CBCA Plan vote in favour of the CBCA Plan, take all commercially reasonable actions necessary to obtain any regulatory approvals required to implement the Recapitalization Transaction and to achieve the following timeline:

(a)	filing the application in the CBCA Proceedings seeking the Interim Order by no later than April 18, 2019;

(b)	obtain approval of the Interim Order by the Court by no later than April 18, 2019;

(c)	obtain approval of the Final Order by the Court by no later than June 12, 2019; and

(d)	implement the Recapitalization Transaction pursuant to the CBCA Plan on or prior to the Outside Date, or such other date as the parties to the Noteholder Support Agreement may agree.
Representations and Warranties
The parties to the Noteholder Support Agreement made a number of customary representations and warranties regarding themselves and the Noteholder Support Agreement.
Superior Proposal
The Noteholder Support Agreement provides that, in the event Bellatrix receives a bona fide unsolicited proposal, Bellatrix is permitted to negotiate and enter into a transaction in respect of any such proposal if, following receipt of advice from outside legal and financial advisors, the Board believes in good faith, in the exercise of its fiduciary duties, that such proposal could reasonably be expected to result in a transaction more favourable to Bellatrix and its stakeholders than the Recapitalization Transaction (a "Noteholder Support Agreement Superior Proposal"); provided that if Bellatrix receives a Noteholder Support Agreement Superior Proposal, it shall disclose to the Initial Consenting Noteholder Advisors within three business days of the receipt of such Noteholder Support Agreement Superior Proposal: (i) the receipt thereof; (ii) the identity of the person or group of persons involved; and (iii) the material terms of such Noteholder Support Agreement Superior Proposal and copies of all material documents received in respect of such Noteholder Support Agreement Superior Proposal from or on behalf of such person, in each case subject to any confidentiality restrictions and provided that the Initial Consenting Noteholder Advisors and the Initial Consenting Noteholders shall agree to keep such information confidential.
Conditions
The Noteholder Support Agreement stipulates that the following conditions, among others, must be satisfied or waived in accordance with the terms therein prior to implementation of the Recapitalization Transaction:

a)
the CBCA Plan shall have been approved by the Court and the requisite majority of affected stakeholders as and to the extent required by the Court and shall have been implemented by the Outside Date, or such other date as the parties to the Noteholder Support Agreement may agree;

b)	Bellatrix shall have received any and all required consents and approvals from required third parties, unless otherwise addressed pursuant to the Final Order;

c)
the CBCA Plan and the Definitive Documents (as defined in the Noteholder Support Agreement) shall be on terms consistent with the Noteholder Support Agreement and shall be in form and substance satisfactory to Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

d)
all filings that are required under applicable Laws (as defined in the Noteholder Support Agreement) in connection with the Recapitalization Transaction shall have been made and any material third party and regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained on terms satisfactory to Bellatrix and the Initial Consenting Noteholders, each acting reasonably and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

e)
there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity (as defined in the Noteholder Support Agreement), no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the CBCA Plan that restrains, prohibits or materially impedes the Recapitalization Transaction or the CBCA Plan, or requires or purports to require a material variation of the Recapitalization Transaction Terms that is not acceptable to Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

f)
there shall be no proceeding, claim or investigation pending or threatened before any Governmental Entity in connection with the Recapitalization Transaction that would reasonably be expected to restrain, prohibit or materially impede the Recapitalization Transaction or the CBCA Plan;

g)
Bellatrix shall not have made any amendments or modifications to, grant any awards under or made any Board determinations that the implementation of the Recapitalization Transaction is deemed to result in a change of control under, its existing equity incentive plans, and shall not have implemented any new or additional equity incentive plans or similar arrangements, in each case on or prior to the implementation of the Recapitalization Transaction, without the consent of the Initial Consenting Noteholders;

h)	the director appointed pursuant to section 260 of the CBCA shall have issued a certificate of arrangement giving effect to the articles of arrangement in respect of the CBCA Plan; and

i)	the Effective Date shall occur by the Outside Date, or such other date as the parties to the Noteholder Support Agreement may agree.
The obligations of the Initial Consenting Noteholders to complete the Recapitalization Transaction are subject to the satisfaction of the following conditions, among others, prior to or on the Effective Date, each of which is for the exclusive benefit of the Initial Consenting Noteholders and may be waived, in whole or in part, solely by the Initial Consenting Noteholders:

a)
Bellatrix shall have (i) achieved the milestones required by the Noteholder Support Agreement on or before the applicable dates set forth therein, and (ii) complied in all material respects with its covenants and obligations in the Noteholder Support Agreement that are to be performed on or before the Effective Date;

b)
the composition and size of the Board as of the Effective Date shall be satisfactory to the Initial Consenting Noteholders and Bellatrix, each acting reasonably, and Bellatrix shall have entered into a registration rights agreement reasonably satisfactory to the Initial Consenting Noteholders and Bellatrix, each acting reasonably;

c)
all securities of Bellatrix to be issued in connection with the Recapitalization Transaction, when issued and delivered, shall be duly authorized, validly issued and, with respect to the New Common Shares, fully paid and non-assessable;

d)	all Common Shares, including the New Common Shares, shall be listed and conditionally approved for trading on the TSX, subject only to the receipt of customary final documentation;

e)
immediately following implementation of the Recapitalization Transaction, the aggregate principal amount of Bellatrix's secured and unsecured debt obligations for borrowed money shall consist of only: (i) up to $100 million of the Credit Facilities; and (ii) up to US$202.2 million of secured and unsecured notes (plus such amount of additional notes as may be issued to holders of Senior Notes as payment for accrued and outstanding interest in respect of the Senior Notes on implementation of the CBCA Plan), or such other amount(s) acceptable to Bellatrix and the Initial Consenting Noteholders;

f)	Bellatrix shall not have made any cash payment of principal or interest to any holder of, or on account of, the Convertible Debentures while the Noteholder Support Agreement is in effect;

g)
all of the Convertible Debentures shall have been exchanged in accordance with the term sheet attached as a schedule to the Noteholder Support Agreement and all claims with respect to the Convertible Debentures shall be irrevocably and finally extinguished, discharged and released;

h)
the revolving portion of the Credit Facilities shall have been extended for a one-year term on substantially similar terms as the current revolving portion of the Credit Facilities, and/or with such other terms as are acceptable to Bellatrix and the Initial Consenting Noteholders, each acting reasonably;

i)
the Note Purchase Agreement shall have been amended to reflect the terms of and allow for the implementation of the Recapitalization Transaction in accordance with the term sheet attached as a schedule to the Noteholder Support Agreement in form and substance acceptable to Bellatrix and the Initial Consenting Noteholders, each acting reasonably; and

j)
each of the applicable parties shall have executed and delivered an intercreditor agreement to reflect the lien subordination of the New Third Lien Notes to the Credit Facilities, the Second Lien Notes and New Second Lien Notes, in form and substance acceptable to Bellatrix and the Initial Consenting Noteholders, each acting reasonably.

Termination
The Noteholder Support Agreement may be terminated by the Initial Consenting Noteholders by providing written notice to Bellatrix upon the occurrence of, among other things: (i) Bellatrix failing to meet any of the milestones required by the Noteholder Support Agreement; or (ii) Bellatrix entering into a written agreement, or publicly supporting or announces its intention, to pursue a Noteholder Support Agreement Superior Proposal.

The Noteholder Support Agreement may be terminated by Bellatrix by providing written notice to the Consenting Noteholders upon the occurrence of, among other things: (i) if at any time the Initial Consenting Noteholders that are party to the Noteholder Support Agreement hold in aggregate less than 66 2/3% of the principal amount of outstanding Senior Notes; (ii) Bellatrix entering into a written agreement, or publicly announcing its intention to pursue a Noteholder Support Agreement Superior Proposal; or (iii) the Senior Notes are repaid in cash in full prior to the Effective Date.
The Noteholder Support Agreement will terminate automatically as to all parties thereto on the Effective Date upon the implementation of the Recapitalization Transaction.
In addition, the Noteholder Support Agreement may be terminated by mutual consent of Bellatrix and the Initial Consenting Noteholders.
For a complete description of the terms of the Noteholder Support Agreement, see the copy of the Noteholder Support Agreement that has been filed on www.sedar.com and www.sec.gov under Bellatrix's SEDAR and EDGAR profiles, respectively.
D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the issuer’s securities, except as discussed below under “Item 10. Additional Information, E. Taxation.”

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.
E. Taxation
NOTHING HEREIN SHOULD BE RELIED UPON OR INTERPRETED AS LEGAL OR TAX ADVICE AND EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY’S SECURITIES. THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES. EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA. THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE AND SHOULD NOT BE CONSIDERED AS LEGAL OR TAX ADVICE TO SHAREHOLDERS.
CANADIAN FEDERAL INCOME TAX CONSEQUENCES
This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder, the current publicly announced administrative and assessing policies of the Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the Income Tax Act and regulations announced by the Minister of Finance (Canada) prior to the date hereof. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.
The summary applies to beneficial owners of common shares who, for the purposes of the Income Tax Act, are residents of the United States and are not resident in Canada, and who hold common shares of Bellatrix as capital property.
Dividends
The Income Tax Act provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as Bellatrix) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend.

Provisions in the Income Tax Act relating to dividend and deemed dividend payments to and capital gains realized by non-residents of Canada who are residents of the United States are subject to the 1980 Canada-United States Income Tax Convention and the five subsequent protocols amending the Convention.
Article X of the 1980 Canada-United States Income Tax Convention provides that the rate of Canadian non-resident withholding tax on dividends or deemed dividends paid to a United States corporation that beneficially owns at least 10% of the voting shares of the corporation paying the dividend shall not exceed 5% of the dividend or deemed dividend, and in any other case, the rate of non-resident withholding tax shall not exceed 15% of the dividend or deemed dividend.
Disposition of Shares
The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of “taxable Canadian property.” Common shares of Bellatrix are likely considered to be “taxable Canadian property” as defined in the Income Tax Act. Therefore, under the Income Tax Act, a non-resident would be subject to tax in Canada on the disposition of common shares of Bellatrix. Article XIII of the 1980 Canada-United States Income Tax Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.
Generally, certain filing and reporting obligations exist where a non-resident of Canada disposes of taxable Canadian property. In particular, the non-resident must make an application to the Canada Revenue Agency in advance of the disposition for the purpose of obtaining a certificate issued by the Canada Revenue Agency pursuant to section 116 of the Income Tax Act. If the non-resident fails to secure such certificate from the Canada Revenue Agency in advance of the disposition, the purchaser is required to withhold and remit to the Canada Revenue Agency 25% of the amount otherwise payable to the non-resident.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including without limitation specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of common shares. No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.
Scope of this Summary
Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the USD; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to common shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding common shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.
If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such owner. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.
Ownership and Disposition of Common Shares
The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules”.
Taxation of Distributions
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or the common shares are readily tradable on a United

States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale or Other Taxable Disposition of Common Shares
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.
Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Passive Foreign Investment Company (“PFIC”) Rules
If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2018. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.
In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.
The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.
If the Company were a PFIC in any tax year during which a U.S. Holder held common shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the common shares and with respect to gain from the disposition of common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.
U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.
Additional Considerations
Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of common shares, generally will be equal to the USD value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into USD at that time). A U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency received upon the sale, exchange or other taxable disposition of the common shares. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate common share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-

U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display
Additional information relating to Bellatrix can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on our website at www.bxe.com.
Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Bellatrix's securities and securities authorized for issuance under equity compensation plans is contained in Bellatrix's information circular for Bellatrix's most recent annual meeting of securityholders that involved the election of directors. Additional financial information is contained in Bellatrix's financial statements and the related management's discussion and analysis for Bellatrix's most recently completed financial year. For copies of our information circular, our comparative financial statements, including any interim comparative financial statements and additional copies of the annual report please contact:
Bellatrix Exploration Ltd.
Suite 1920, 800 - 5th Avenue S.W.
Calgary, Alberta T2P 3T6
Tel: (403) 266-8670
Fax: (403) 264-8163
I. Subsidiary Information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign exchange risk is the risk that fluctuations in the Canadian/United States dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Second Lien Notes, Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Second Lien Notes, Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Second Lien Notes or Senior Notes or a maximum of three years.
For the year ended December 31, 2018, a $0.01 increase or decrease in the CDN$/US$ foreign exchange rate, with all other variables held constant, would impact the profit (loss) before income taxes by approximately $0.6 million.
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.
The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.
The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of thirty months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.
For the year ended December 31, 2018, if the prices for AECO natural gas had increased or decreased by $0.10/mcf, with all other variables held constant, net loss before tax would have be impacted by $5.5 million. For the year ended December 31, 2018, if prices for WTI crude oil had increased or decreased by $1.00/bbl, with all other variables held constant, net profit would be impacted by $3.7 million.
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Credit Facilities which bear a floating rate of interest. As at December 31, 2018, if interest rates had been 1% lower with all other variables held constant, net loss before income tax for the year ended December 31, 2018 would have been approximately $0.5 million lower, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.
Item 12. Description of Securities Other than Equity Securities
A. to D.
Not Applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
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
B. Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) - 15(f) and 15(d) - 15(f) under the Exchange Act). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our President and CEO and our Executive Vice President and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.
Under the supervision and with the participation of management, including our CEO and our CFO, an evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2018 based on the criteria described in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.
The effectiveness of internal control over financial reporting as of December 31, 2018 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included with the financial statements for the year ended December 31, 2018.
C. Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of December 31, 2018 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included with the financial statements for the year ended December 31, 2018.
D. Changes in Internal Control Over Financial Reporting

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the quarter and year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period commencing October 1, 2018 and ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Bellatrix’s board of directors has determined that Keith S. Turnbull, a member of Bellatrix’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 20-F) and is “independent” as that term is defined in the rules of the New York Stock Exchange.
Item 16B. Code of Ethics
Bellatrix has adopted a “code of ethics” (as that term is defined in Form 20-F), entitled the “Code of Business Conduct and Ethics” (the “Code of Ethics”), for its directors, officers, employees and contractors. The Code of Ethics is available for viewing on Bellatrix’s website at www.bxe.com, and is available in print, free of charge, to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: Bellatrix’s Investor Relations Department at (403) 266 8670 or by e-mail at investor.relations@bxe.com.
Bellatrix intends to disclose and summarize any amendment to, or waiver from, any provisions of the Code of Ethics that is required to be so disclosed and summarized, on its website at www.bxe.com.
There were no amendments to or waivers granted from any provision of the Code of Ethics during the fiscal year ended December 31, 2018.
Item 16C. Principal Accountant Fees and Services
The independent auditor for the year ended December 31, 2018 and 2017 was KPMG LLP, Chartered Professional Accountants.
Audit Fees
The aggregate fees billed by Bellatrix's external auditor in each of the last two fiscal years for services including audit and review of Bellatrix’s financial statements and services normally provided in connection with statutory and regulatory filings or engagements were $782,170 in 2018 and $833,530 in 2017.
Audit - Related Fees
There were no audit-related fees billed in 2018 or 2017 by the external auditor that are reasonably related to the performance of the audit or review of the financial statements that are not reported under "Audit Fees" above.
Tax Fees
There was $22,750 in 2018 and $51,044 in 2017 billed for professional services rendered by the external auditor for tax compliance, and routine tax advice and planning.
All Other Fees
No other professional services fees were billed by the external auditor for other non-audit related fees in 2018 or 2017.
Pre-Approval Policies and Procedures
The Audit Committee has adopted an Auditor Services Pre-Approval Policy (the "Policy") with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP, Bellatrix's independent auditor. Pursuant to the Policy, the Audit Committee on an annual basis may approve the provision of a specified list of audit and permitted non-audit services that the Audit Committee believes to be typical, re-occurring or otherwise likely to be provided by KPMG LLP during the current fiscal year. The list of services should be sufficiently detailed as to the particular services to be provided to ensure that the Audit

Committee knows precisely what services it is being asked to pre-approve and it is not necessary for any member of management to make a judgment as to whether a proposed service fits within the pre-approved services.
In addition, pursuant to the Policy, the Audit Committee has delegated its pre-approval authority to the Chair of the Audit Committee. The Chair of the Audit Committee is required to report any granted pre-approvals to the Audit Committee at its next scheduled meeting. The Audit Committee shall not delegate to management the Audit Committee's responsibilities for pre-approving audit and non-audit services to be performed by KPMG LLP.
Pursuant to the Policy, there is an exception to the pre-approval requirements for permitted non-audit services, provided all such services were not recognized at the time of the engagement to be non-audit services and, once recognized, are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit. The aggregate amount of all services approved in this manner may not constitute more than five percent of the total fees paid to KPMG LLP during the fiscal year in which the services are provided.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F. Changes in Registrants Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
Not applicable.
Item 16H. Mine Safety Disclosure.
Not applicable.

Part III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

The Company’s financial statements are stated in Canadian Dollars and are prepared in accordance with IFRS as issued by the IASB. The Financial Statements and Notes appear on Pages F-1 through F-51 of this annual report, are incorporated herein by reference, and include the following:

•	Reports of Independent Registered Public Accounting Firms;

•	Statements of Financial Position as at December 31, 2018, and December 31, 2017;

•	Statements of Comprehensive Loss, change in equity and cash flows for the years ended December 31, 2018, 2017 and 2016; and

•	Notes to Financial Statements for the years ended December 31, 2018, 2017 and 2016.

 Item 19. Exhibits

Financial Statements

Description	Page
Financial Statements and Notes	F-1 - F-51

Exhibits

Number	Name
1.1	Articles of Amendment and Registration of Restated Articles dated as of May 20, 2015(1)
1.2	Amended and Restated By-Law No. 1(1)
1.3	Advance Notice By-Law(2)
2.1	Note Purchase Agreement(3)
2.2	First Lien Credit Agreement(4)
2.3	Senior Notes Indenture(1)
2.4	Debenture Indenture(5)
2.5	Support Agreement with Consenting Noteholders(6)
2.6	Support Agreement with Consenting Debentureholders()
2.7	Consent Agreement with Lenders(6)
2.8	Consent Agreement with Second Lien Noteholders()
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of InSite Petroleum Consultants and Reserve Evaluation Procedure Report covering letter

(1)	Incorporated by reference to Form 6-K filed on May 22, 2015.

(2)	Incorporated by reference to Form 6-K filed on March 12, 2014.

(3)	Incorporated by reference to Form 6-K filed on August 7, 2018.

(4)	Incorporated by reference to Form 6-K filed on October 4, 2018.

(5)	Incorporated by reference to Form 6-K filed on August 9, 2016.

(6)	Incorporated by reference to Form 6-K filed on April 5, 2019.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BELLATRIX EXPLORATION LTD.

Date: April 29, 2019
/s/ Maxwell A. Lof
	Name:	/s/ Maxwell A. Lof
	Title:	Executive Vice-President and Chief Financial Officer

MANAGEMENT'S REPORT TO SHAREHOLDERS
Management’s Responsibility for Financial Statements
The management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is responsible for the preparation and integrity of the accompanying financial statements and all other information contained in this report. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts that are based on management's informed judgments and estimates where necessary.
The Company has established internal accounting control systems which are designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the Company’s accounting records. The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these financial statements. The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.
The Audit Committee reviews the financial statements of the Company with management and the external auditors prior to submission to the Board of Directors for final approval. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Audit Committee reviews the independence of the external auditors and pre-approves audit and permitted non-audit services. The shareholders have appointed KPMG LLP as the external auditors of the Company. The Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders, which describes the scope of their examination and expresses their opinion, is included with the financial statements for the year ended December 31, 2018.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate intern al control over financial reporting, as defined in Rule 13(a) – 15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification and Disclosure in Issuer's Annual and Interim filings. Internal control over financial reporting is designed by, or designed under the supervision of, our President and CEO and our Executive Vice President and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our President and CEO and our Executive Vice President and CFO, an evaluation of the design and effectiveness of our internal control over financial reporting was conducted as of December 31, 2018 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2018 the Company did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2018 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included with the financial statements for the year ended December 31, 2018.

(signed) “Brent A. Eshleman”	(signed) “Maxwell (Max) Lof”

Brent A. Eshleman, P.Eng.	Maxwell (Max) Lof
President and CEO	Executive Vice President and CFO
April 29, 2019

Bellatrix Exploration Ltd.	F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Bellatrix Exploration Ltd.:
Opinion on Internal Control Over Financial Reporting
We have audited Bellatrix Exploration Ltd.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets of the Company as of December 31, 2018 and 2017, the related statements of profit (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the financial statements), and our report dated April 29, 2019 expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting included in Item 15. Controls and Procedures in the Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(signed) "KPMG LLP"
Chartered Professional Accountants
Calgary, Canada
April 29, 2019

Bellatrix Exploration Ltd.	F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Bellatrix Exploration Ltd.:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Bellatrix Exploration Ltd. (the Company) as of December 31, 2018 and 2017, the related statements of profit (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has significant uncertainties relating to its ability to meet its financial obligations on scheduled debt maturities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) "KPMG LLP"
Chartered Professional Accountants
We have served as the Company’s auditor since 1996.
Calgary, Canada
April 29, 2019

Bellatrix Exploration Ltd.	F-3

BELLATRIX EXPLORATION LTD.
BALANCE SHEETS
(expressed in Canadian dollars)
As at December 31,

($000s)	2018	2017

ASSETS
Current assets
Accounts receivable (note 6)	$36,955	$45,672
Deposits and prepaid expenses	3,516	3,709
Current portion of risk management asset (note 6)	9,852	31,910
	50,323	81,291

Risk management asset (note 6)	3,291	1,213
Deferred taxes (note 15)	—	48,298
Exploration and evaluation assets (note 8)	17,707	22,731
Property, plant and equipment (note 9)	1,164,422	1,187,390
Total assets	$1,235,743	$1,340,923

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$61,211	$73,307
Current portion of other deferred liabilities (note 11)	1,909	20,790
Current portion of risk management liability (note 6)	917	4,468
Current portion of Credit Facilities (note 7)	47,763	—
Current portion of decommissioning liability (note 10)	2,387	1,924
	114,187	100,489

Credit Facilities (note 7)	—	52,066
Second Lien Notes (note 7)	137,097	—
Senior Notes (note 7)	196,000	305,409
Convertible Debentures (liability component) (note 7)	41,732	39,426
Risk management liability (note 6)	1,652	3,422
Other deferred liabilities (note 11)	10,863	7,402
Decommissioning liabilities (note 10)	61,487	58,687
Total liabilities	563,018	566,901

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 12)	1,112,619	1,068,377
Warrants (note 7)	1,652	—
Convertible Debentures (equity component) (note 7)	7,818	7,818
Contributed surplus	56,499	56,092
Retained earnings (deficit)	(505,863)	(358,265)
Total shareholders’ equity	672,725	774,022
Total liabilities and shareholders’ equity	$1,235,743	$1,340,923
GOING CONCERN (note 2)
COMMITMENTS (note 19)
SUBSEQUENT EVENT (note 22)
See accompanying notes to the financial statements.

On behalf of the Board of Directors

(signed) “Keith S. Turnbull”	(signed) “W.C. (Mickey) Dunn”

Keith S. Turnbull, B.Sc., CPA, CA	W.C. (Mickey) Dunn
Director, Chairman Audit Committee	Director, Chairman of the Board

Bellatrix Exploration Ltd.	F-4

BELLATRIX EXPLORATION LTD.
STATEMENTS OF PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(expressed in Canadian dollars)
For the years ended December 31,

($000s, except per share amounts)	2018	2017	2016

REVENUES
Petroleum and natural gas sales (note 13)	$223,136	$243,825	$220,124
Royalties	(23,789)	(23,961)	(18,636)
Other income (note 13)	5,576	5,574	7,750
Total revenues net of royalties	204,923	225,438	209,238

Realized gain on commodity contracts (note 6)	30,536	31,324	19,892
Unrealized gain (loss) on commodity contracts (note 6)	(18,082)	45,238	(29,525)
Revenues net of royalties and commodity contracts	217,377	302,000	199,605

EXPENSES
Production	97,526	111,816	113,589
Transportation	27,285	23,549	12,108
General and administrative	28,389	29,377	19,919
Loss on marketable securities	—	461	678
Share-based compensation (note 14)	(503)	532	3,784
Depletion and depreciation (note 9)	105,286	120,652	136,518
Impairment (reversal) (note 9)	2,140	13,150	(264,000)
Loss on onerous contracts (note 11)	5,362	—	—
(Gain) loss on dispositions (note 9)	(8,164)	56,672	170,667
(Gain) loss on Senior Notes settlements (note 7)	(6,145)	—	—
	251,176	356,209	193,263

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	(33,799)	(54,209)	6,342

Finance expenses (note 16)	40,754	39,240	48,063
Realized (gain) loss on foreign exchange (note 17)	8,296	797	(277)
Unrealized (gain) loss on foreign exchange (note 17)	15,195	(18,298)	(7,918)

NET PROFIT (LOSS) BEFORE TAXES	(98,044)	(75,948)	(33,526)

TAXES
Deferred tax expense (recovery) (note 15)	48,295	15,415	(6,858)

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(146,339)	$(91,363)	$(26,668)

Net profit (loss) per share (note 18)
Basic	$(2.45)	$(1.85)	$(0.62)
Diluted	$(2.45)	$(1.85)	$(0.62)
See accompanying notes to the financial statements.

Bellatrix Exploration Ltd.	F-5

BELLATRIX EXPLORATION LTD.
STATEMENTS OF SHAREHOLDERS’ EQUITY
(expressed in Canadian dollars)
For the year ended December 31,

($000s)	2018	2017	2016

SHAREHOLDERS’ CAPITAL
Common shares (note 12)
Balance, beginning of year	$1,068,377	$1,068,084	$1,000,100
Issued for property acquisition, net of tax effect	12,053	—	29,080
Issued on Senior Notes settlements	31,306	—	—
Flow through shares issued	1,143	—	—
Issued for cash on equity issue	—	—	40,400
Share issue costs on equity issue, net of tax effect	(387)	4	(1,781)
Share-based compensation awards	127	289	285
Balance, end of year	1,112,619	1,068,377	1,068,084

CONVERTIBLE DEBENTURES (EQUITY COMPONENT) (note 7)
Balance, beginning of year	7,818	7,818	—
Conversion feature of Convertible Debentures issued, net of tax effect	—	—	7,818
Balance, end of year	7,818	7,818	7,818

CONTRIBUTED SURPLUS
Balance, beginning of year	56,092	54,418	50,706
Share-based compensation expense (note 14)	525	2,233	4,463
Adjustment of share-based compensation expense for forfeitures of unvested share options	(118)	(559)	(751)
Balance, end of year	56,499	56,092	54,418

WARRANTS
Balance, beginning of year	—	—	—
Warrants issued, net of tax (note 7)	1,652	—	—
Balance, end of period	1,652	—	—

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	(358,265)	(266,902)	(240,234)
Settlement of Senior Notes, net of tax effect (note 7)	(1,259)	—	—
Net profit (loss)	(146,339)	(91,363)	(26,668)
Balance, end of year	(505,863)	(358,265)	(266,902)

TOTAL SHAREHOLDERS’ EQUITY	$672,725	$774,022	$863,418
See accompanying notes to the financial statements.

Bellatrix Exploration Ltd.	F-6

BELLATRIX EXPLORATION LTD.
STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars)
For the year ended December 31,

($000s)	2018	2017	2016

Cash provided from (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net profit (loss)	$(146,339)	$(91,363)	$(26,668)
Adjustments for:
Depletion, depreciation and impairment (note 9)	107,426	133,802	(127,482)
(Gain) loss on dispositions (note 7)	(8,164)	56,672	170,667
Loss on onerous contracts (note 11)	5,362	—	—
Accretion on decommissioning obligations (note 10)	1,328	1,287	1,713
Non-cash financing and accretion	5,035	4,803	3,323
Share-based compensation (note 14)	(393)	699	3,936
Unrealized (gain) loss on commodity contracts (note 6)	18,082	(45,238)	29,525
Unrealized foreign exchange (gain) loss (note 17)	15,195	(18,298)	(7,918)
Loss on marketable securities	—	461	678
Deferred tax expense (recovery) (note 15)	48,295	15,415	(6,858)
(Gain) loss on Senior Notes settlements	(6,145)	—	—
Realized foreign exchange on Senior Note Settlements (note 7)	8,343	—	—
Decommissioning costs incurred (note 10)	(2,242)	(2,758)	(2,927)
Change in non-cash working capital (note 21)	16,692	(272)	(443)
	62,475	55,210	37,546

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of Second Lien Notes (note 7)	39,815	—	—
Transaction costs on Senior Note exchange	(3,617)	—	—
Issuance of share capital, net of issue costs (note 12)	615	4	37,825
Issuance of Convertible Debentures, net of issue costs	—	—	47,610
Issuance of Senior Notes, net of issue costs	—	—	(55)
Settlement of share based payments	(457)	(1,246)	(730)
Advances from (repayment of) loans and borrowings	(4,303)	32,923	(321,601)
Financing obligations (note 11)	(2,675)	(7,558)	(3,997)
Deferred lease inducements (note 11)	(332)	(366)	(340)
Deferred capital obligations (note 11)	(3,795)	(14,693)	(3,291)
Change in non-cash working capital (note 21)	(6,371)	16,353	601
	18,880	25,417	(243,978)

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets (note 8)	(577)	(1,664)	(2,349)
Additions to property, plant and equipment (note 9)	(69,515)	(121,586)	(76,531)
Proceeds on sale of property, plant and equipment	1,106	48,370	296,638
Proceeds on sale of marketable securities	—	3,861	—
Change in non-cash working capital (note 21)	(12,369)	(9,608)	(11,326)
	(81,355)	(80,627)	206,432

Change in cash	—	—	—
Cash, beginning of year	—	—	—

Cash, end of year	$—	$—	$—

Cash paid:
Interest	$35,018	$33,930	$40,464
Taxes	$—	$—	$—
See accompanying notes to the financial statements.

Bellatrix Exploration Ltd.	F-7

NOTES TO THE FINANCIAL STATEMENTS
(expressed in Canadian dollars)

1.	CORPORATE INFORMATION
Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbol “BXE”.
Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance
These financial statements (“financial statements”) were authorized by the Board of Directors on April 29, 2019. The Company prepared these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

b.	Basis of measurement
The financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality, and within the framework of the significant policies summarized in note 3. Significant estimates and judgments used in the preparation of the financial statements are detailed in note 4.

c.	Basis of presentation
These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.
As previously announced, the revolving period under the Company’s Credit Facilities expires on May 30, 2019, but is extendible annually thereafter at the option of the Company, subject to lender approval. If the revolving period is not extended in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. The Company has been advancing efforts and evaluating potential alternatives to optimize its capital structure, improve liquidity and enhance long term stakeholder value.  Such efforts include, among other things, Bellatrix’s ongoing discussions with parties across the Company’s capital structure in connection with potential transaction alternatives, including refinancing its outstanding US$145.8 million of 8.50% senior unsecured notes ("Senior Notes") due May 15, 2020 and extending the maturity of the Credit Facilities beyond November 30, 2019. The Company cautions that it can make no assurances as to whether any agreement with respect to a potential transaction may be reached, or the terms or timing of any such potential transaction. See note 22 for additional information on the proposed Recapitalization Transaction.
As a result, there is currently significant uncertainty related to these future events and conditions that raise substantial doubt about whether the Company will continue as a going concern, and therefore, whether it will realize its assets and settle its liabilities in the normal course of business and at the amounts stated in the Financial Statements. Readers are cautioned to review note 7 for additional information in this regard. However, management believes that the Company will be successful in obtaining alternative debt financing and extending near term debt maturities as outlined in note 6(d), note 7 and note 22 in a timely manner and, accordingly, has prepared these financial statements on a going concern basis. Accordingly, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that may be necessary should the Company not continue as a going concern. These adjustments could be material.

Bellatrix Exploration Ltd.	F-8

Bellatrix continues to generate sufficient cash flow to meet its obligations in the ordinary course, including interest payments, capital spending and abandonment and remediation expenses, subject to achieving an extension of debt maturities.

Bellatrix Exploration Ltd.	F-9

3.	SIGNIFICANT ACCOUNTING POLICIES

a.	Revenue Recognition
Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers and excludes amounts collected on behalf of third parties. Bellatrix recognizes revenue when it transfers control of the product to the buyer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the delivery mechanism agreed with the customer, often pipelines or other transportation methods. The amount of revenue recognized is based on the agreed upon transaction price, whereby any variability in revenue is related specifically to the Company's efforts to deliver production. Therefore, the resulting revenue is allocated to the production delivered in the period during which the variability occurs. As a result, none of Bellatrix's variable revenue is considered to be constrained.
Bellatrix evaluates its arrangements with third parties and partners to determine if the Company acts as the principal or as an agent. In making this evaluation, management considers if Bellatrix obtains control of the product delivered, which is indicated by Bellatrix having the primary responsibility for the delivery of the product, having the ability to establish prices or having inventory risk. If Bellatrix acts in the capacity of an agent rather than as a principal in a transaction, then the revenue is recognized on a net basis, only reflecting the fee, if any, realized by the Company from the transaction.
Processing fees charged to other entities for use of pipelines and facilities owned by the Company are evaluated by management to determine if these originate from contracts with customers or from incidental or collaborative arrangements. Processing fees charged to other entities under contracts with customers are recognized in revenue when the related services are provided.
Bellatrix’s revenue transactions do not contain significant financing components and payments are typically due on the 25th day of the month following delivery. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less.

b.	Transportation
Costs paid by Bellatrix for the transportation of crude oil, natural gas, condensate and NGLs to the point of control transfer are recognized when the transportation is provided.

c.	Joint Interests
A portion of the Company’s exploration and development activities are conducted jointly with others. The joint interests are accounted for on a proportionate consolidation basis and as a result, the financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

d.	Property, Plant and Equipment and Exploration and Evaluation Assets

I.	Pre-exploration expenditures
Expenditures made by the Company before acquiring the legal right to explore in a specific area do not meet the definition of an asset and therefore are expensed by the Company as incurred.

II.	Exploration and evaluation expenditures
Once the legal right to explore has been acquired, costs incurred are capitalized as intangible exploration and evaluation assets (“E&E"). These costs include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to an identifiable well and directly attributable general and administrative costs. These costs are accumulated in cost centres by property and are not subject to depletion, until technical feasibility and commercial viability have been determined.
E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, or if facts and circumstances suggest that the carrying amount is unlikely to be recovered.

III.	Developing and production costs

Bellatrix Exploration Ltd.	F-10

Items of property, plant and equipment (“PP&E”), which include oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and accumulated impairment losses net of recoveries.

IV.	Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

V.	Depletion and depreciation
Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes in relation to total estimated proven and probable reserves as determined annually by independent engineers in accordance with National Instrument 51-101, Standards of Disclosure of Oil and Gas Activities. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.
Calculations for depletion are based on total capitalized costs plus estimated future development costs of proven and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved and probable reserves are fully produced.
Depreciation is recognized on significant facilities to expense the cost of significant components of assets less their residual values over their useful lives. Phase 1 of the Alder Flats Plant and associated equipment are depreciated using the straight-line method over estimated useful lives as follows:

•	General plant and processing equipment - 40 years

•	Other properties and equipment - 10 years

•	Turnarounds - 5 years
Depreciation of office furniture and equipment is provided for on a 20% declining balance basis.
Depreciation methods, useful lives and residual values are reviewed at each reporting date and, if necessary, any changes would be accounted for prospectively.

VI.	Dispositions
Gains on disposal of an item of PP&E or E&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E or E&E and are recognized separately in the Statements of Profit (Loss) and Comprehensive Income (Loss). Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured. Where the exchange is measured at fair value, a gain or loss is recognized in the Statements of Profit (Loss) and Comprehensive Income (Loss).

e.	Impairment

I.	Financial assets
Impairment of financial assets is determined by measuring the assets' expected credit loss ("ECL"). Accounts receivable are due within one year or less; therefore, these financial assets are not considered to have a significant financing component and a lifetime ECL is measured at the date of initial recognition of the accounts receivable.
The ECL pertaining to accounts receivable is assessed at initial recognition and this provision is re-assessed at each reporting date. ECLs are a probability-weighted estimate of all possible default events related to the financial asset and are measured as the difference between the present value of the cash flows due to Bellatrix and the cash flows the Company expects to receive, including cash flows expected from collateral and other credit enhancements that are a part of contractual terms. In

Bellatrix Exploration Ltd.	F-11

making an assessment as to whether financial assets are credit-impaired, the Company considers historically realized bad debts, counterparty's identity, customers pay practices and the terms of the contract under which the obligation arose. The carrying amounts of financial assets are reduced by the amount of the ECL through an allowance account and losses are recognized within general and administrative ("G&A") expense in the Statements of Profit (Loss) and Comprehensive Income.
Based on industry experience, the Company considers its accounts receivable to be in default when the receivable is more than 90 days past due. Once the Company has pursued collection activities and it has been determined that the incremental cost of pursuing collection outweighs the benefits, Bellatrix derecognizes the gross carrying amount of the financial asset and the associated allowance from the balance sheets.

II.	Non-financial assets
Developing and producing assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The impairment test is performed at the asset or CGU level.
The recoverable amount of an asset or a cash-generating unit ("CGU") is the greater of its value in use (“VIU”) and its fair value less costs to sell (“FVLCS”). FVLCS is determined to be the amount for which the asset could be sold in an arm’s length transaction. FVLCS can be determined by using an observable market metric or by using discounted future net cash flows of proved and probable reserves using forecasted prices and costs. VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the Company’s Statement of Profit (Loss) and Comprehensive Income (Loss) in the period in which it occurs.
Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.
E&E assets are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (oil and natural gas interests in PP&E). E&E assets are grouped together with the Company’s CGU’s when they are assessed for impairment.

f.	Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, if the risks have not been incorporated into the estimate of cash flows. The increase in the provision due to the passage of time is recognized within finance expense.
Onerous contract provisions are recognized when the unavoidable costs of meeting the obligation exceed the economic benefit derived from the contract. The provision for onerous contracts is measured at the present value of estimated future cash flows underlying the obligations less any estimated recoveries, discounted at the risk-free rate.

I.	Decommissioning liabilities
The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.
Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. Changes in the present value of the estimated expenditure are reflected as an adjustment to the liability and the relevant asset. The accretion or unwinding of the discount on the decommissioning provision is recognized as a finance expense. Actual costs incurred upon settlement of the decommissioning liabilities are charged against the provision to the extent the provision was recognized.

II.	Environmental liabilities

Bellatrix Exploration Ltd.	F-12

The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. The estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations. The estimates are subject to revision in future periods based on actual costs incurred or new circumstances. Any amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.

g.	Share-based Payments

I.	Equity-settled transactions
Bellatrix accounts for options issued under the Company’s share option plan by reference to the fair value of the equity instruments granted. The fair value of each share option is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus. The Company estimates a forfeiture rate on the grant date and the rate is adjusted to reflect the actual number of options that actually vest. The expected life of the options granted is adjusted, based on the Company’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

II.	Cash-settled transactions
The Company’s Deferred Share Unit Plan (the “DSU Plan”) is accounted for as a cash settled share based payment plan in which the fair value of the amount payable under the DSU Plan is recognized as an expense with a corresponding increase in liabilities. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.
Awards under the Award Incentive Plan ("Award Plan") may be settled in cash, in common shares of the Company, or a combination thereof. The Company’s Restricted and Performance Award Plan is accounted for as a cash settled share based payment plan in which the fair value of the amounts payable under the Award Plan are recognized incrementally as an expense over the vesting period, with a corresponding change in liabilities. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.

h.	Income Taxes
Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

I.	Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid, to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, by the date of the statement of financial position.

II.	Deferred tax
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted, or substantively enacted, by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

i.	Financial Instruments

Bellatrix Exploration Ltd.	F-13

All financial assets are initially measured at fair value. Financial assets are subsequently measured at either amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"), depending on the Company's business model for managing the financial assets, and the contractual cash flow characteristics of the financial assets. Financial assets are not reclassified subsequent to their initial recognition, except if the Company changes its business model for managing financial assets.
A financial asset is subsequently measured at amortized cost if it meets both of the following conditions:

(i).	The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii).	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
Financial assets that meet condition (ii) above that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets is subsequently measured at FVOCI.
All other financial assets are subsequently measured at FVTPL, with changes in fair value recognized in profit or loss. Accounts receivable are classified and measured at amortized cost.
Financial liabilities are classified and measured at amortized cost using the effective interest rate method, except for derivatives that are liabilities, deferred share units, restricted awards and performance awards, which are all classified and measured at FVTPL. Accounts payable and accrued liabilities, Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures and finance lease obligations are classified and measured at amortized cost.
Financial instruments measured at fair value on the balance sheet require classification into one of the following levels of the fair value hierarchy:
Level 1 – Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Valuation based on inputs other than quoted prices included in level 1, that are observable directly or indirectly.
Level 3 – Valuation based on inputs that are not based on observable market data.
The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The Company has categorized its financial instruments that are fair valued on the balance sheet according to the fair value hierarchy.
Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.
The Company utilizes financial derivatives and commodity sales contracts requiring physical delivery to manage the price risk attributable to anticipated sale of petroleum and natural gas production and foreign exchange exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, financial derivatives are classified as FVTPL and are recorded on the balance sheet at fair value, with fair value changes recorded in profit or loss.
The derivative financial instruments are initiated within the guidelines of the Company’s corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet, to specific firm commitments, or forecasted transactions.
The Company accounts for its commodity sales and purchase contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items, in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, physical sales and purchase contracts are not recorded at fair value on the balance sheet. Settlements on these physical sales and purchase contracts are recognized in petroleum and natural gas sales.

j.	Compound Financial Instruments
The Company's compound financial instruments are comprised of its Warrants issued with the Second Lien Notes and the Convertible Debentures that can be converted to common shares at the option of the holder. The number of shares to be issued does not vary with changes in fair value.

Bellatrix Exploration Ltd.	F-14

The Second Lien Notes and Convertible Debentures liability component are recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the Second Lien Notes and Convertible Debenture and the fair value of the liability components. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.
Subsequent to initial recognition, the liability component of the Second Lien Notes and Convertible Debentures is measured at amortized cost using the effective interest method. The Warrants and equity component of the Convertible Debentures are not re-measured subsequent to initial recognition.

k.	Lease Obligations
Leases which effectively transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases and are accounted for as an acquisition of an asset and an assumption of an obligation at the inception of the lease, measured as the present value of minimum lease payments to a maximum of the asset’s fair value. The asset is amortized in accordance with the Company’s depletion and depreciation policy. The obligations recorded under finance lease payments are reduced by the lease payments made.
Assets held under other leases are classified as operating leases and are not recognized in the balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received from landlords are deferred and recognized as an integral part of the total lease expense, over the term of the lease.

l.	Basic and Diluted per Share Calculations
Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. The Company uses the treasury share method to determine the dilutive effect of share options. Under the treasury share method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted per share amounts.

m.	Finance Income and Expenses
Finance income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises interest expense on borrowings, amortization of financing costs and discounts, and accretion of the discount on provisions.

n.	Borrowing Costs
Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. All other borrowing costs are recognized in profit or loss using the effective interest method. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

o.	Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

p.	Business Combinations
Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the aggregate consideration transferred, measured at the acquisition date fair value. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in profit or loss. If the cost of the acquisition is more than the fair value of the net assets acquired, the difference is recognized on the balance sheet as goodwill. Acquisition costs incurred are expensed.

q.	Foreign Currency Translation
Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in earnings in the period in which they arise.

Bellatrix Exploration Ltd.	F-15

Bellatrix’s functional and presentation currency is Canadian dollars.

4.	CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
The financial statements of the Company have been prepared by management in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period and accompanying notes. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

a.	Critical Accounting Judgments

I.	Oil and Gas Reserves
Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization, and the impairment analysis which affect net profit or loss. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.

II.	Identification of CGUs
Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of their assets.

III.	Impairment Indicators and Impairment Reversal
Judgment is required to assess when impairment indicators exist and impairment testing is required with respect to exploration and evaluation assets and property, plant and equipment.

IV.	Joint Arrangements
Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement. Additionally, the Company assesses the rights and obligations arising from the arrangement by considering its governance structure, legal form, and terms agreed upon by the parties sharing control, including the contractual rights of each partner, dispute resolution procedures, termination provisions, and procedures for subsequent transactions in its determination of joint control.
Once joint control has been established, judgment is also required to classify the joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its legal structure, legal form and terms agreed upon by the parties sharing control. An arrangement that is not structured through a separate vehicle in which the controlling parties have rights to the assets, revenues and substantially all of the economic benefits generated through the arrangement, in addition to obligations for the liabilities and expenses, is classified as a joint operation. An arrangement in which these criteria are not met is classified as a joint venture.

V.	Non-monetary Transactions
Judgment is required to determine whether non-monetary transactions have commercial substance.

b.	Critical Estimates and Assumptions

I.	Recoverability of asset carrying values
The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.

Bellatrix Exploration Ltd.	F-16

The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, future estimated commodity prices, royalties and costs, economic and market conditions, timing of cash flows, discount rates, the useful lives of assets and their related salvage values. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

II.	Decommissioning obligations
Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

III.	Income taxes
Deferred tax assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in future periods, which requires Management judgment. These differences could materially impact earnings.

5.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES
NEWLY ADOPTED ACCOUNTING POLICIES
IFRS 9 Financial Instruments ("IFRS 9")
The Company adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces new requirements for the classification and measurement of financial assets, amends the requirements related to hedge accounting, and introduces a forward-looking expected loss impairment model.
The adoption of this standard had no impact on the Company’s financial statements on the date of adoption, or for comparative periods. There was no change in the carrying amounts recognized under IAS 39, despite the new measurement categories stipulated under IFRS 9. The adoption of the expected credit loss impairment model for financial assets measured at amortized cost did not result in any additional provision for impairment. The Company has applied IFRS 9 retrospectively, without restatement.
There was no change to the measurement categories for financial liabilities. Financial liability classifications are all unchanged from their classifications under IAS 39. Deferred share units, restricted awards and performance awards continue to be classified as FVTPL. Accounts payable and accrued liabilities, Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures (each as defined in Note 7) and finance lease obligations are classified as amortized cost.
A comparison of financial instrument subsequent measurement categories, pre and post adoption of IFRS 9, is as follows:

Bellatrix Exploration Ltd.	F-17

Financial Assets and Liabilities	IAS 39	IFRS 9
Accounts receivable	Amortized cost	Amortized cost
Commodity risk management contracts	FVTPL	FVTPL
Foreign exchange risk management contracts	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Deferred share units	FVTPL	FVTPL
Restricted awards	FVTPL	FVTPL
Performance awards	FVTPL	FVTPL
Credit Facilities	Amortized cost	Amortized cost
Second Lien Notes	N/A	Amortized cost
Senior Notes	Amortized cost	Amortized cost
Convertible Debentures	Amortized cost	Amortized cost
Finance lease obligation	Amortized cost	Amortized cost
IFRS 15 Revenue from Contracts with Customers ("IFRS 15")
The Company adopted IFRS 15 with a date of initial application of January 1, 2018. Bellatrix used the cumulative effect method to adopt the new standard. Bellatrix has reviewed its revenue streams and major contracts with customers using the IFRS 15 five-step model and there are no material changes to the timing or amounts of revenue recognized. However, IFRS 15 contains new disclosure requirements. See note 13.
IFRS 3 Business Combinations ("IFRS 3")
The Company early adopted the amended IFRS 3 with a date of initial application of November 1, 2018. The amendment provides clarification on determining whether an acquisition made is of a business or a group of assets and introduces an optional concentration test that permits a simplified assessment. The amendments are applied prospectively to all business combinations and asset acquisitions. These impact the asset acquisitions from two joint venture partners in the fourth quarter of 2018 which management has assessed do not meet the definition of a business combination.
FUTURE ACCOUNTING POLICIES
IFRS 16 Leases ("IFRS 16")

IFRS 16 replaces IAS 17 - "Leases" and the standard will come into effect for annual periods beginning on or after January 1, 2019. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of right-of-use (“ROU”) assets and lease liabilities for most leases. All contracts that meet the definition of a lease under IFRS 16, including those presently accounted for as operating leases, will be recorded on the balance sheet. The standard may be applied retrospectively or using a modified retrospective approach. The Company has selected to use the modified retrospective approach which does not require restatement of prior period financial information as the cumulative effect of applying the standard to prior periods is recorded as an adjustment to opening retained earnings. On initial adoption, Bellatrix has elected to use the following practical expedients permitted under the standard:

•	Certain short-term leases and leases of low value assets that have been identified at January 1, 2019 will not be recognized on the balance sheet.

•	At January 1, 2019, Bellatrix will not recognize leases with terms ending within 12 months as short-term leases.

•	Leases having similar characteristics will be measured as a portfolio by applying a single discount rate.

•	For certain leases having associated initial direct costs, Bellatrix will, at initial measurement on transition, exclude these direct costs from the measurement of the ROU asset.

•
At January 1, 2019, any provision for onerous contracts previously recognized will be applied to the associated ROU asset recognized upon transition to IFRS 16, In these cases, there will be no impairment assessment made under IAS 36 - “Impairment of Assets”.

On adoption of IFRS 16, the Company will recognize lease liabilities in relation to leases under the principles of the new standard measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as

Bellatrix Exploration Ltd.	F-18

at January 1, 2019. The associated ROU assets will be measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contracts with no impact on retained earnings.
Adoption of the new standard will result in the recognition of additional lease liabilities and ROU assets in excess of approximately $80 million. The Company’s leases that will be recognized on its balance sheet at January 1, 2019 include leases of office leases, compressor leases and equipment leases. The impact on the statement of profit (loss) and comprehensive income (loss) will be as follows:

•	Lower general and administrative expenses, operating costs and higher other income

•	Higher finance expenses due to the interest recognized on the lease obligations; and

•	Higher depreciation expense related to the ROU assets.

6.	FINANCIAL RISK MANAGEMENT

a.	Overview
The Company has exposure to the following risks from its use of financial instruments:
•Credit risk
•Liquidity risk
•Market risk
▪Foreign exchange risk
▪Commodity price risk
▪Interest rate risk
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.
The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.
The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management
The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, senior notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. In order to preserve liquidity and capital resources, in January 2019, Bellatrix’s Board of Directors approved a 2019 net capital budget of between $40 million and $50 million. Bellatrix expects to be able to fund its 2019 capital program by reinvesting cash flow, supplemented by borrowing under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with adjusted funds flow and borrowings under its Credit Facilities, as necessary. Please refer to note 7 and ‘Liquidity Risk’ below for further discussion.
The Company monitors its capital structure based on the ratio of total net debt to annualized adjusted funds flow (defined below). This ratio is calculated as total net debt, defined as outstanding Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures (liability component), and plus or minus adjusted working capital (defined below), divided by adjusted funds flow (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized adjusted funds flow ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital

Bellatrix Exploration Ltd.	F-19

expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors.
The Company’s capital structure and its calculation of total net debt and the total net debt to adjusted funds flow ratio as defined by the Company is as follows:

Debt to Adjusted Funds Flow Ratio
	Year ended December 31,
($000s, except where noted)	2018		2017
Shareholders’ equity	672,725		774,022

Credit Facilities	47,763		52,066
Adjusted working capital deficiency (1)	20,740		23,926
Subtotal	68,503		75,992
Second Lien Notes (mature on September 11, 2023)(2)	137,097		—
Senior Notes (mature May 15, 2020) (2)	196,000		305,409
Net debt (1)	401,600		381,401
Convertible Debentures (liability component)	41,732		39,426
Total net debt (1) at year end	443,332		420,827

Debt to adjusted funds flow ratio (annualized) (3) (4)
Adjusted funds flow (4) (annualized)	62,032		62,800
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	6.5	x	6.1	x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	7.1	x	6.7	x

Debt to adjusted funds flow ratio (4)
Adjusted funds flow for the year (4)	48,025		58,240
Net debt (1) to adjusted funds flow ratio (4) for the year	8.4	x	6.5	x
Total net debt (1) to adjusted funds flow ratio (4) for the year	9.2	x	7.2	x
(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, long-term risk management contract liabilities and decommissioning liabilities. Total net debt includes the adjusted working capital deficiency, amounts outstanding under Credit Facilities, Second Lien Notes, Senior Notes and Convertible Debentures (liability component). The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of Credit Facilities and current portion of decommissioning liability. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.
(2) For the year ended December 31, 2018, Second Lien Notes and Senior Notes includes an unrealized foreign exchange loss of $18.6 million (2017: $22.2 million gain) and does not include an unrealized gain of $3.4 million (2017: $3.9 million loss) on foreign exchange contracts.
(3) For the years ended December 31, 2018 and 2017, net debt and total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon fourth quarter adjusted funds flow annualized.
(4) Adjusted funds flow as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

c.	Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties. Credit risk is considered very low for the Company's risk management contracts due to the external credit ratings of its counterparties and Bellatrix's process for selecting and monitoring credit-worthy counterparties.

Bellatrix Exploration Ltd.	F-20

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $13.9 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.
As at December 31, 2018, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$6,672	$8,316	$14,988
Revenue and other accruals	23,252	297	23,549

Less: Allowance for expected credit loss
Balance, beginning of year	—	(889)	(889)
Provision	—	(693)	(693)
Balance, end of year	—	(1,582)	(1,582)

Total accounts receivable	$29,924	$7,031	$36,955
The carrying amount of accounts receivable and risk management assets represent the maximum credit exposure.

d.	Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenants described in note 7. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has revolving reserve based Credit Facilities, as outlined in note 7, which are reviewed semi-annually by the lenders thereunder. The borrowing base under the Company’s Credit Facilities is $100 million and total commitments were $95 million at December 31, 2018. Amounts outstanding under the Credit Facilities were $47.8 million and total outstanding letters of credit were $13.9 million at December 31, 2018. The term of the Company’s Credit Facilities is to May 30, 2019, and the Credit Facilities are extendible annually thereafter at the option of the Company, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. The Credit Facilities outline limitations based on percentages of the prior quarter’s sale volumes, which may be hedged through financial commodity price risk management contracts.
Bellatrix also has Second Lien Notes, Senior Notes and Convertible Debentures outstanding with fixed interest rates, as outlined in note 7, which mature on September 11, 2023, May 15, 2020 and September 30, 2021, respectively. The maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remains outstanding as at March 14, 2020.

Bellatrix Exploration Ltd.	F-21

There remains uncertainty and liquidity risk until such time as the Company implements a financing arrangement that addresses the pending maturities under the May 2020 Senior Notes and the Credit Facilities. During 2018, US$104.2 million of Senior Notes were exchanged for Second Lien Notes and common shares. Bellatrix is engaged in ongoing confidential discussions with parties across the Company’s capital structure in connection with potential transaction alternatives, including refinancing the remaining Senior Notes which mature in May 2020 in order to extend the maturity of the Credit Facilities beyond November 30, 2019. There are no assurances that a transaction will be completed and that an extension of the Credit Facilities will be obtained by the Company or on what terms.
Bellatrix is aware that the Company's outstanding Senior Notes have recently been trading at a discount to par value. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, Bellatrix may, from time to time, seek to purchase such debt for cash, in exchange for other debt or equity securities, or for a combination of cash and securities, in each case in open market purchases and/or privately negotiated transactions. Bellatrix will evaluate any such transactions in light of then existing market conditions, taking into account the Company's current liquidity and prospects for future access to capital. In addition, Bellatrix remains in active discussions with existing and potential new lenders with a view to providing additional liquidity to Bellatrix. The amounts involved in any such transactions, individually or in the aggregate, may be material.
As at December 31, 2018 the Company has eliminated net debt associated with its Senior Notes by US$32.1 million (approximately CDN$41.8 million). This included a US$24.1 million reduction through note exchanges for common shares of Bellatrix, as well as a US$8.0 million reduction (approximately CDN$10.5 million) through the Second Lien Refinancing exchange.  In addition, the Second Lien Refinancing exchange benefited the Company’s long term debt maturity profile as it extended the maturity on US$72.1 million of Senior Notes by three years, from 2020 to 2023.
At December 31, 2018 Exchanging Noteholders had subscribed for US$30 million additional Second Lien Notes (see note 7), of which US$9.0 million had been spent and US$21.0 million was committed for use on capital expenditures, development capital, and Senior Notes purchases.
On January 22, 2019, the Company announced that its board of directors had determined to commence procedures for the voluntary delisting of the Company's common shares from the New York Stock Exchange ("NYSE"). Bellatrix has filed a Form 25 with the Securities and Exchange Commission ("SEC") to affect the voluntary delisting of Bellatrix's common shares from the NYSE and the last day of trading was February 11, 2019.
Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities (as noted above) and the ability to access debt and equity markets and the ability to refinance the May 2020 Senior Notes. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at December 31, 2018, the Company has the ability to issue up to an additional $476.0 million in equity securities under its $500 million Shelf Prospectus, which expires on July 29, 2020.
There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.
The following are the contractual maturities of financial liabilities as at December 31, 2018:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$61,211	$61,211	$—	$—	$—
Risk management liability	2,569	917	1,652	—	—
Credit Facilities	47,763	47,763	—	—	—
Second Lien Notes (1)(2)	139,331	—	—	139,331	—
Senior Notes (1)	198,904	—	198,904	—	—
Convertible Debentures (1)	50,000	—	50,000	—	—
Finance lease obligation	5,721	475	938	915	3,393
Total	$505,499	$110,366	$251,494	$140,246	$3,393
(1) Principal amount of the instruments
(2) Maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remaining outstanding as at March 14, 2020.

Bellatrix Exploration Ltd.	F-22

e.	Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk
Foreign exchange risk is the risk that fluctuations in the Canadian/United States dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Second Lien Notes, Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Second Lien Notes, Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Second Lien Notes or Senior Notes or a maximum of three years. See note 17 for the foreign exchange risk management contacts that the Company has entered at December 31, 2018.
For the year ended December 31, 2018, a $0.01 increase or decrease in the CDN$/US$ foreign exchange rate, with all other variables held constant, would impact the profit (loss) before income taxes by approximately $0.6 million.

g.	Commodity Price Risk
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.
The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.
The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of thirty months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.
For the year ended December 31, 2018, if the prices for AECO natural gas had increased or decreased by $0.10/mcf, with all other variables held constant, net loss before tax would have be impacted by $5.5 million. For the year ended December 31, 2018, if prices for WTI crude oil had increased or decreased by $1.00/bbl, with all other variables held constant, net profit would be impacted by $3.7 million.
As at December 31, 2018, the Company has entered into commodity price risk management arrangements as follows:
Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	January 2019	10,000 GJ/d	$2.54	CDN	AECO
Natural gas fixed	Financial	February 2019	10,000 GJ/d	$2.43	CDN	AECO
Natural gas fixed	Financial	April 1, 2019 to October 31, 2019	20,000 GJ/d	$1.79	CDN	AECO

Bellatrix Exploration Ltd.	F-23

Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	)US	AECO 7A/NYMEX
Natural gas	Financial	January 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.19	)US	AECO 7A/NGI Chicago
Natural gas	Financial	January 1, 2019 to October 31, 2020	5,275 GJ/d	$(1.23	)US	AECO/Dawn Gas Daily

Crude oil call option arrangements

Type		Period	Volume	Price		Index
Oil	Financial	January 1, 2019 to December 31, 2019	1,000 bbl/d	$87.50	CDN	WTI - NYMEX
Oil	Financial	January 1, 2020 to December 31, 2020	1,000 bbl/d	$77.90	CDN	WTI - NYMEX

The following is a summary of the net risk management asset (liability) as at December 31, 2018 and December 31, 2017:

($000s)	2018	2017
Current portion commodity contract asset	$9,852	$31,910
Commodity contract asset (long term)	3,291	1,213
Current portion commodity contract liability	(917)	(4,468)
Commodity contract liability (long term)	(1,652)	—
Foreign exchange contract liability (long term)	—	(3,422)
Net risk management asset (liability)	$10,574	$25,233
Subsequent to December 31, 2018, the Company monetized certain natural gas basis differential arrangements from April 1, 2019 to October 31, 2019 of 26,377 GJ/d for proceeds of $2.4 million. In addition, the Company entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	March 2019	40,000 GJ/d	$2.38	CDN	AECO

h.	Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Credit Facilities which bear a floating rate of interest. As at December 31, 2018, if interest rates had been 1% lower with all other variables held constant, net loss before income tax for the year ended December 31, 2018 would have been approximately $0.5 million lower, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

i.	Fair Value
The Company’s financial instruments as at December 31, 2018 include accounts receivable, deposits, risk management assets and liabilities, accounts payable and accrued liabilities, finance lease obligations, Credit Facilities, Second Lien Notes, Senior Notes and Convertible Debentures.
The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.
The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity contracts outstanding in the same commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. At December 31, 2018 and 2017, the impact of netting gross amounts is negligible.

Bellatrix Exploration Ltd.	F-24

The risk management assets and liabilities at December 31, 2018 include commodity contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount.
Credit Facilities bear interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.
The fair value of financial assets and liabilities, excluding working capital and Credit Facilities discussed above, is attributable to the following fair value hierarchy levels at December 31, 2018 and December 31, 2017:

($000s)		Fair Value
2018	Carrying Value	Level 1	Level 2	Level 3
Financial assets
Risk management asset	13,143	—	13,143	—
Financial liabilities
Risk management liability	2,569	—	2,569	—
Finance lease obligation	5,721	—	7,494	—
Second Lien Notes (3)	137,097	—	139,337	—
Senior Notes (2)	196,000	—	119,342	—
Convertible Debentures (1)	41,732	—	22,500	—
(1) The fair value of the Convertible Debentures is based on the closing market price on the TSX of $45.00 per Debenture as at December 31, 2018, and represents the market value of the entire instrument.
(2) The fair value of the Senior Notes is based on the closing market price of $60.00 per Senior Note as at December 31, 2018.
(3) The fair value of Second Lien Notes approximates the carrying value given the September 11, 2018 date of issuance and additional notes issued on December 11, 2018 at the same terms.

($000s)		Fair Value
2017	Carrying Value	Level 1	Level 2	Level 3
Financial assets
Risk management asset	33,123	—	33,123	—
Financial liabilities
Risk management liability	7,890	—	7,890	—
Finance lease obligation	6,891	—	8,932	—
Convertible Debentures (1)	39,426	—	46,000	—
Senior Notes (2)	305,409	—	299,258	—
(1) The fair value of the Convertible Debentures is based on the closing market price on the TSX of $92.00 per Debenture as at December 31, 2017, and represents the market value of the entire instrument.
(2) The fair value of the Senior Notes is based on the closing market price of $95.63 per Senior Note as at December 31, 2017.

7.	DEBT

($000s)	2018	2017
Credit Facilities - current	$47,763	$—
Credit Facilities - non-current	—	52,066
Second Lien Notes (mature on September 11, 2023 to December 12, 2023)	137,097	—
Senior Notes (mature on May 15, 2020)	196,000	305,409
Convertible Debentures (liability component)	41,732	39,426
Debt	$422,592	$396,901
Credit Facilities

Bellatrix Exploration Ltd.	F-25

At December 31, 2018, the Company had $47.8 million outstanding under its syndicated revolving credit facilities (the “Credit Facilities”) provided by four financial institutions. In connection with the completion of the Second Lien Refinancing (defined below), the agreement governing the Credit Facilities was amended and restated, with the borrowing base reconfirmed at $100 million with total commitments of $95 million. The terms of the Credit Facilities were amended and restated to, among other things, allow for the completion of the transactions comprising the Second Lien Refinancing, amend the interest and fees payable under the Credit Facilities and provide for an additional financial covenant (refer to Covenants below). The term of the Credit Facilities is to May 30, 2019, and the Credit Facilities are extendible annually thereafter at the option of the Company, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period to November 30, 2019. The next semi-annual redetermination is scheduled for May 2019.
The Credit Facilities bear interest at a floating rate. For the year ended December 31, 2018 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.42%. The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
As at December 31, 2018, total outstanding letters of credit were $13.9 million which reduced the amount otherwise available to be drawn under the Credit Facilities.
Second Lien Notes
During 2018, Bellatrix completed a debt refinancing transaction (the "Second Lien Refinancing") pursuant to a note purchase agreement ("Note Purchase Agreement") with certain holders of the Senior Notes (the “Exchanging Noteholders”) to exchange US$80.1 million of the Company’s Senior Notes for US$72.1 million of second lien notes due 2023 (the “Second Lien Notes”). The Second Lien Notes bear interest at 8.5% per annum, payable quarterly, and are secured by a $250 million demand debenture over all of the Company’s assets, which is subordinated to the security provided under the Credit Facilities. The Note Purchase Agreement provides that the maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remains outstanding as at March 14, 2020.
In addition, the Exchanging Noteholders have agreed to subscribe for between US$30 million and US$40 million of additional Second Lien Notes, with the proceeds to be used for capital expenditures, development capital and Senior Notes purchases. During 2018 Bellatrix issued US$30 million of additional Second Lien Notes to the Exchanging Noteholders.
The Exchanging Noteholders also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future Senior Note exchanges on or before February 28, 2019. Such availability period has as of March 14, 2019 not been further extended by the parties to the Second Lien Notes Agreement. However, the Company remains in ongoing confidential discussions with parties across its capital structure in connection with potential transaction alternatives. If any of the incremental US$50 million of Second Lien Note capacity is utilized, then the Exchanging Noteholders' commitment to subscribe for additional Second Lien Notes will be limited to US$30 million. The Note Purchase Agreement also provides for the ability to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising transactions.
Pursuant to the Note Purchase Agreement, Bellatrix issued warrants to purchase an aggregate of 3,088,205 common shares of Bellatrix to the Exchanging Noteholders at an exercise price of $1.30 per Common Share expiring five years from the issuance date of the warrants. The Warrants will only vest if and when the Company accesses any of the incremental US$50 million of Second Lien Note capacity.

Second Lien Notes
($000s)	Liability Component	Warrants
Balance, December 31, 2017	$—	$—
Issuance of Second Lien Notes in exchange for Senior Notes(2)	92,451	1,652
Issuance of additional Second Lien Notes for cash proceeds	39,815	—
Unrealized foreign exchange gain (1)	4,719	—
Amortization of discount	112	—
Balance, December 31, 2018	$137,097	$1,652

(1)	Exchange rate (CDN$/US$1.00) at December 31, 2018 was 1.3646.

Bellatrix Exploration Ltd.	F-26

(2)	Warrants component of Second Lien Notes is presented net of tax.

Convertible Debentures
At December 31, 2018 Bellatrix had outstanding $50 million of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021. As at December 31, 2018, each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). On and after September 30, 2019 and prior to September 30, 2020, the Convertible Debentures are redeemable at Bellatrix’s option, in whole or in part from time to time, at a redemption price equal to their principal amount plus accrued and unpaid interest thereon, if any, if the weighted average trading price of Bellatrix's common shares specified period is not less than 125% of the conversion price. On or after September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Second Lien Notes, the Senior Notes and any other senior indebtedness.

($000s)	Liability Component	Equity Component
Balance, December 31, 2016	$37,420	$7,818
Effective interest on Convertible Debentures	$2,006	$—
Balance, December 31, 2017	$39,426	$7,818
Effective interest on Convertible Debentures	2,306	—
Balance, December 31, 2018	$41,732	$7,818
Senior Notes
At December 31, 2018, the Company had outstanding US$145.8 million (2017: US$250 million) of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). During the year ended December 31, 2018 Bellatrix reduced the Senior Notes outstanding by $134.1 million (US$104.2 million) through the Second Lien Refinancing, as well as the transactions described below.
Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $1.3 million, which accrete up to the principal balance at maturity using an effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

($000s)	Amount
Balance, December 31, 2016	$324,691
Unrealized foreign exchange gain(1) (2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	$305,409
Unrealized foreign exchange gain (3) (4)	22,032
Amortization of discount and debt issue costs	2,617
Settlement of Senior Notes for equity	(30,673)
Settlement of Senior Notes for Second Lien Notes	(103,385)
Balance, December 31, 2018	$196,000
(1) Exchange rate (CDN$/US$1.00) at December 31, 2017 was 1.2518.
(2) Amount does not include unrealized loss on foreign exchange contracts of $3.9 million.
(3) Exchange rate (CDN$/US$1.00) at December 31, 2018 was 1.3646.
(4) Amount does not include unrealized gain on foreign exchange contracts of $3.4 million.

Bellatrix Exploration Ltd.	F-27

During the year ended December 31, 2018, Bellatrix entered into agreements (the "Exchange Agreements") with third parties to exchange US$24.1 million aggregate principal amount of Senior Notes (the "Surrendered Senior Notes") for an aggregate of 19,900,032 Common Shares (the "Note Exchanges"). The Surrendered Senior Notes were exchanged at a value of US$900 for each US$1,000 principal amount of Senior Notes (the "Repurchase Value"). Pursuant to the terms of the Exchange Agreements, the Repurchase Value was applied towards the purchase of the Common Shares at a deemed price per Common Share, which was based on a 5% discount to the volume average trading price on the TSX for a period not less than five trading days preceding the effective date of the applicable Exchange Agreement. Bellatrix recorded a gain of $6.1 million on settlement.
Covenants
The agreement governing the Credit Facilities includes two financial covenants that must be met quarterly. The covenants require that the Company maintain a ratio of outstanding Senior Debt (defined below) to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Senior Debt Covenant”) and a First Lien Debt (defined below) to EBITDA ratio of not more than 3.0 times (the "First Lien Covenant").
As at December 31, 2018, the Company was in compliance with the Senior Debt Covenant and First Lien Covenant with a Senior Debt to EBITDA ratio of 2.88 times and a First Lien Debt to EBITDA ratio of 1.15 times.
The agreement governing the Second Lien Notes contains one financial covenant which requires the Company to maintain a ratio of outstanding Senior Debt to EBITDA for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Second Lien Covenant”). The calculations for the financial covenants are based on specific definitions that are not in accordance with IFRS and the calculations cannot be readily replicated by referring to the financial statements.
The following table lists the covenant under the Credit Facilities and Second Lien Notes and the Company’s compliance therewith as at December 31, 2018.

	Covenant as at		Position at
	December 31, 2018		December 31, 2018
Credit Facilities – Covenants	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00	x	2.88	x
First Lien Debt (3) to EBITDA (2) for the last four fiscal quarters	3.00	x	1.15	x
Second Lien Notes - Covenant
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00	x	2.88	x
(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities, onerous contracts and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities, current decommissioning liabilities and current onerous contracts. Senior Debt at December 31, 2018 was $224.4 million.
(2) EBITDA is calculated based on terms and definitions set out in the agreements governing the Credit Facilities and Second Lien Notes which adjusts net income for financing costs, income taxes, depletion and depreciation, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended December 31, 2018 was $77.9 million.
(3) "First Lien Debt" is defined as Consolidated Total Debt, excluding any unsecured, second lien or subordinated debt (Second Lien Notes, Senior Notes and Convertible Debentures (liability component)). First Lien Debt at December 31, 2018 was $89.8 million.
The Senior Notes do not contain any maintenance financial covenants, but do contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness,

Bellatrix Exploration Ltd.	F-28

the Company’s fixed charge coverage ratio (which is the ratio of cash flow to fixed charges (both as defined in the Note Indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0.
The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness, is not more than, subject to certain exceptions, the lesser of (i) the greater of (1) $675 million, and (2) 35% of adjusted consolidated net tangible assets ("ACNTA"), plus $150 million and (ii) 50% of the discounted future net revenues from proved oil and natural gas reserves included in the calculation of ACNTA. ACNTA is defined in the Note Indenture and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $525 million under bank facilities (which include the Credit Facilities) subject to the maximum borrowing base of the Credit Facilities, without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.
The following table lists the covenant under Second Lien Notes and Senior Notes and the Company’s position therewith as at December 31, 2018:

	Covenant as at		Position at
	December 31, 2018		December 31, 2018
Second Lien Notes and Senior Notes – Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25	x	2.00	x
(1) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the Note Indenture, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month cash flow (as defined in the Note Indenture, cash flow includes the net profit (loss) and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended December 31, 2018, fixed charges were $39.8 million and cash flow was $79.7 million.

8.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2016	$29,246
Additions	1,664
Dispositions	(7,843)
Transfer to oil and natural gas properties	(336)
Balance, December 31, 2017	22,731
Additions	577
Transfer to oil and natural gas properties	(5,601)
Balance, December 31, 2018	$17,707
Exploration and evaluation ("E&E") assets consist of Bellatrix's exploration projects which are pending the determination of proved or probable reserves and production.
Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on E&E assets. At December 31, 2018, impairment indicators were identified for E&E assets, primarily as a result of sustained low natural gas prices. No impairment was recognized on E&E assets as the estimated recoverable amount of the assets exceeded their carrying value. The estimated recoverable amount was based on a fair value less costs of disposal calculation determined principally on recent and relevant land sales.

Bellatrix Exploration Ltd.	F-29

9.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and Natural Gas Properties	Operated Facilities	Office Furniture and Equipment	Total
Cost
Balance, December 31, 2016	$2,034,954	$56,060	$26,420	$2,117,434
Additions	111,485	12,058	1,888	125,431
Transfer from exploration and evaluation assets	336	—	—	336
Disposals	(298,102)	—	—	(298,102)
Balance, December 31, 2017	1,848,673	68,118	28,308	1,945,099
Additions	77,837	3,102	1,311	82,250
Transfer from exploration and evaluation assets	5,601	—	—	5,601
Disposals	(7,736)	—	—	(7,736)
Balance, December 31, 2018	$1,924,375	$71,220	$29,619	$2,025,214

Accumulated depletion, depreciation and impairment losses
Balance, December 31, 2016	$806,656	$1,987	$12,219	$820,862
Charge for the year	116,693	1,122	2,837	120,652
Disposals	(196,955)	—	—	(196,955)
Impairment (reversal)	13,150	—	—	13,150
Balance, December 31, 2017	739,544	3,109	15,056	757,709
Charge for the year	100,840	1,854	2,592	105,286
Disposals	(4,343)	—	—	(4,343)
Impairment	$2,140	$—	$—	$2,140
Balance, December 31, 2018	$838,181	$4,963	$17,648	$860,792

Carrying amounts
Balance, December 31, 2017	$1,109,129	$65,009	$13,252	$1,187,390
Balance, December 31, 2018	$1,086,194	$66,257	$11,971	$1,164,422
Bellatrix has included $863 million (2017: $832 million, 2016: $950 million) for future development costs and excluded $41.4 million (2017: $46.6 million. 2016: $46.0 million) for estimated salvage from the depletion and depreciation calculation for the three months ended December 31, 2018.
For the year ended December 31, 2018, the Company capitalized $7.0 million (2017: $7.6 million, 2016: $7.0 million) of general and administrative expenses and $0.1 million (2017: $0.8 million, 2016: $1.4 million) of share-based compensation costs directly related to exploration and development activities.
Acquisitions
During the year ended December 31, 2018, Bellatrix completed an acquisition of assets within its core Ferrier area of west central Alberta that includes approximately 2,200 boe/d (79% natural gas, 21% liquids) of low decline production. The acquisition was funded through a combination of the issuance of 4.00 million common shares of Bellatrix, $7.66 million in cash and $9.1 million in purchase price adjustments.
During the year ended December 31, 2018, Bellatrix completed an acquisition of assets within its core Ferrier area of west central Alberta that includes approximately 1,250 boe/d (65% of natural gas, 35% liquids) of low decline (<15%) production. The acquisition was funded through a combination of the issuance of 6.75 million common shares of Bellatrix and $1.75 million in cash.

Bellatrix Exploration Ltd.	F-30

Business Combination
Bellatrix completed a property acquisition of complementary assets within its core Ferrier area for total consideration of $29.2 million in June 2016, paid through the issuance of 4,109,515 common shares of Bellatrix. Bellatrix assessed the property acquisition and determined it to constitute a business combination under IFRS. The acquired assets consisted of $29.7 million of oil and natural gas properties, the value of which was determined using observable market metrics in addition to $0.5 million of decommissioning liabilities assumed as a result of the acquisition.
Dispositions
Bellatrix recognized a deferred financing obligation and a deferred gain pursuant to the sale of a 35% working interest in the Alder Flats Plant in 2016. The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018. During the year ended December 31, 2018 Bellatrix recognized a gain of $14.0 million related to the realized deferred gain and unspent portion of the deferred financing obligation.
During the fourth quarter of 2018, Bellatrix completed the renegotiation of processing agreements for facilities in Bellatrix's core area of west central Alberta, which resulted in a reduction of take-or-pay fees effective July 1, 2018. As part of the transaction, Bellatrix divested a non-controlling working interest ownership in an inactive raw gas gathering pipeline. The disposition of the pipeline resulted in a loss on disposition of $3.4 million.
During the third quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the West Pembina area of Alberta for gross proceeds of $16.0 million, effective July 1, 2017. Bellatrix recorded a loss of $18.6 million on the sale.
During the second quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million, effective April 1, 2017. Bellatrix recorded a loss of $37.0 million on the sale. Additionally, in the second quarter, Bellatrix transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million. Under the terms of the agreement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure.
During the fourth quarter of 2016, Bellatrix completed two asset dispositions. Firstly, Bellatrix completed the Pembina property sale for total consideration of $47 million, consisting of approximately $42 million in cash and 2,171,667 common shares of the purchaser with a fair value of $5 million at the time of sale. Bellatrix recorded a loss of $26.2 million on the disposition. Secondly, Bellatrix completed the Harmattan property sale for total consideration of $80 million including net cash proceeds of approximately $65 million, and a $15 million loan receivable bearing interest at 10%. Bellatrix recorded a loss of $147.7 million on the disposition. The net cash proceeds from the Pembina and the Harmattan property sales were used to reduce the Company's outstanding Credit Facilities.
During the third quarter of 2016, Bellatrix completed a $112.5 million disposition of a 35% working interest in the Alder Flats Plant (“Alder Flats Plant Sale”) to Keyera Partnership ("Keyera"). As part of the transaction, Bellatrix and Keyera entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for granting exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant. Following completion of the transaction, Bellatrix retains a 25% interest in the Alder Flats Plant, and has the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the agreement at a cost of $8 million.
During the second quarter of 2016, Bellatrix sold certain production facilities to a third party midstream company for proceeds of $75 million effective May 3, 2016. Pursuant to the agreement, Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and will pay an annual rental fee over the eight years duration of the agreement. In addition, Bellatrix retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Payments for use of the facilities are treated as an operating lease and included in Bellatrix’s corporate commitments.
For the year ended December 31, 2016, the Company recognized total net gains on disposition of $6.7 million, relating to gains on wells drilled under a joint venture agreement that was terminated in December 2016.
Impairment Loss

Bellatrix Exploration Ltd.	F-31

Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on all of the Company’s CGUs. At December 31, 2018, impairment indicators were identified for the Company’s core Central Alberta CGU, non-core North Alberta CGU and non-core South Alberta CGU, primarily as a result of sustained low natural gas prices.
The recoverable amount of the Central Alberta, North Alberta and South Alberta CGUs as at December 31, 2018 was determined using a VIU approach, as Bellatrix determined that VIU was greater than FVLCS. VIU was calculated as the net present value of the before-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by Bellatrix’s independent reserves evaluator at December 31, 2018, adjusted for the net present value of the before-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves.
No impairment was recognized in the Company's core Central Alberta CGU as the estimated recoverable amount of the CGU exceeded its carrying value for the year ended December 31, 2018. The VIU of the Central Alberta CGU was based on before-tax discount rates ranging from 12-15%.
For the year ended December 31, 2018, a non-cash impairment loss of $0.8 million was recognized in the Company’s non-core North Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the North Alberta CGU as at December 31, 2018 was negative $5.2 million. A non-cash impairment loss of $1.3 million was recognized in the Company’s non-core South Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the South Alberta CGU was negative $18.9 million. The VIU of the North Alberta and South Alberta CGU was based on before-tax discount rates ranging from 15-20%.
The VIU of each CGU was based on the following forward commodity price estimates:

Year	Edmonton Crude Ref Oil ($/bbl) (1)	AECO Natural Gas ($/MMBtu) (1)	Butane ($/bbl) (1)	Propane ($/bbl) (1)	Condensate ($/bbl) (1)	CDN$/US$ Exchange Rates(1)
2019	63.50	1.90	20.96	28.58	67.95	1.32
2020	75.55	2.29	37.02	33.24	78.95	1.28
2021	80.50	2.71	45.89	37.03	83.72	1.25
2022	83.25	3.03	54.95	38.30	86.58	1.25
2023	85.60	3.21	58.21	41.52	88.60	1.25
2024	87.62	3.33	61.33	42.93	90.68	1.25
2025	90.01	3.44	62.10	44.10	93.16	1.25
2026	92.68	3.50	63.95	45.41	95.92	1.25
2027	94.53	3.57	65.22	46.32	97.84	1.25
2028	96.42	3.65	66.53	47.25	99.79	1.25
Thereafter	+2% per year	+2% per year	+2% per year	+2% per year	+2% per year	—
(1) The InSite price forecasts, effective January 1, 2019.
A 1% increase to the discount rates applied in the impairment calculation for the North Alberta CGU and South Alberta CGU would result in an increase in impairment loss of approximately $0.2 million and nil, respectively for the year ended December 31, 2018, whereas a 1% decrease to the discount rates applied would result in a corresponding decrease to the impairment loss recognized.
Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on all of the Company’s CGUs at December 31, 2017. At December 31, 2017, impairment indicators were identified for the Company’s non-core North Alberta CGU and non-core South Alberta CGU, primarily as a result of a lack of active development plans in the CGUs. No impairment indicators were identified in the Company’s core Central Alberta CGU in 2017.
For the year ended December 31, 2017, a non-cash impairment loss of $12.2 million was recognized in the Company’s non-core North Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the North Alberta CGU as at December 31, 2017 was negative $4.7 million. A non-cash impairment loss of $1.0 million was recognized in the Company's non-core South Alberta CGU. The estimated recoverable amount after decommissioning liabilities of the South Alberta CGU was negative $18.3 million. The VIU determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 15-20% and the following forward commodity price estimates:

Bellatrix Exploration Ltd.	F-32

Year	Edmonton Crude Ref Oil ($/bbl) (1)	AECO Gas ($/MMBtu) (1)	Butane ($/bbl) (1)	Propane ($/bbl) (1)	Condensate ($/bbl) (1)	CDN$/US$ Exchange Rates(1)
2018	71.36	2.52	51.38	35.68	74.93	1.27
2019	73.44	2.93	52.88	36.72	77.12	1.25
2020	75.47	3.22	54.34	35.85	79.25	1.23
2021	80.49	3.51	57.96	36.22	84.52	1.22
2022	82.38	3.75	59.31	37.07	86.50	1.20
2023	84.22	3.85	60.64	37.90	88.43	1.19
2024	86.01	3.95	61.93	38.70	90.31	1.18
2025	88.85	4.11	63.97	39.98	93.29	1.18
2026	90.62	4.27	65.25	40.78	95.15	1.18
2027	92.43	4.35	66.55	41.60	97.06	1.18
Thereafter	+2% per year	+2% per year	+2% per year	+2% per year	+2% per year	1.18
(1) The InSite price forecasts, effective January 1, 2018.
At December 31, 2016, impairments reversal indicators were identified for the Company's core Central Alberta CGU, primarily as a result of a significant increase in the reserves evaluation due to a combination of actual well performance exceeding previous estimates resulting in strong positive technical revisions and infill drilling additions in 2016. Impairment indicators were identified for the Company's non-core South Central CGU given the Company was no longer focused on actively developing these assets. The South Central CGU assets were subsequently sold in the second quarter of 2017.
For the year ended December 31, 2016, a non-cash impairment reversal of $307.0 million was recognized in the Company’s core Central Alberta CGU, representing the maximum amount of impairment reversal able to be taken based on prior impairment loss less depletion and dispositions. The estimated recoverable amount of the Central Alberta CGU as at December 31, 2016 was $1.3 billion. A non-cash impairment loss of $43 million was recognized in the Company's non-core South Central CGU. The estimated recoverable amount of the South Central CGU was $64 million. No impairment was recognized in the Company's non-core North Alberta and South Alberta CGUs in 2016. The VIU determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 10-20% and the following forward commodity price estimates:

Year	Edmonton Crude Ref Oil ($/bbl) (1)	AECO Gas ($/MMBtu) (1)	Butane ($/bbl) (1)	Propane ($/bbl) (1)	Condensate ($/bbl) (1)	CDN$/US$ Exchange Rates(1)
2017	68.33	3.47	47.83	23.92	75.17	1.33
2018	72.32	3.42	52.07	25.31	79.55	1.29
2019	76.05	3.59	54.75	26.62	83.65	1.25
2020	79.54	3.93	57.27	27.84	87.50	1.21
2021	82.82	4.01	59.63	28.99	91.11	1.18
2022	88.60	4.17	63.79	31.01	97.46	1.18
2023	90.37	4.27	65.07	31.63	99.41	1.18
2024	92.18	4.43	66.37	32.26	101.39	1.18
2025	94.02	4.52	67.69	32.91	103.42	1.18
2026	95.90	4.61	69.05	33.57	105.49	1.18
Thereafter	+2% per year	+2% per year	+2% per year	+2% per year	+2% per year	1.18
(1) The InSite price forecasts, effective January 1, 2017.

10.	DECOMMISSIONING LIABILITIES
The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. At December 31, 2018, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $98.5 million (2017: $94.6 million) which will be incurred between 2018 and 2066. A risk-free rate between 1.91% and 2.15% (2017: 1.66% and 2.20%) and an

Bellatrix Exploration Ltd.	F-33

inflation rate of 2.0% (2017: 2.0%) were used to calculate the fair value of the decommissioning liabilities as at December 31, 2018.

($000s)	2018	2017
Balance, beginning of year	$60,611	$62,844
Incurred on development activities	678	1,501
Acquired through asset acquisitions	3,462	—
Revisions on estimates	37	3,210
Decommissioning costs incurred	(2,242)	(2,758)
Reversed on dispositions	—	(5,473)
Accretion expense	1,328	1,287
Balance, end of year	$63,874	$60,611

11.	OTHER DEFERRED LIABILITIES

($000s)	Finance lease obligation	Deferred lease inducements	Onerous Contracts	Deferred financing obligations(1)	Deferred gain(1)	Deferred Capital Obligation(1)	Total
Balance, December 31, 2016	$8,429	$2,387	$—	$7,525	$10,706	$21,890	$50,937
Deferred lease inducements	—	(366)	—	—	—	—	(366)
Payments on finance lease	(1,538)	—	—	—	—	—	(1,538)
Drawdown deferred financing obligations	—	—	—	(6,020)	—	—	(6,020)
Drawdown deferred capital obligations	—	—	—	—	—	(14,693)	(14,693)
Change in estimate	—	—	—	—	2,314	(2,442)	(128)
Balance, December 31, 2017	$6,891	$2,021	$—	$1,505	$13,020	$4,755	$28,192
Deferred lease inducements	—	(332)	—	—	—	—	(332)
Payments on finance lease	(1,170)	—	—	—	—	—	(1,170)
Loss on onerous contracts	—	—	5,362	—	—	—	5,362
Drawdown deferred financing obligations	—	—	—	(1,505)	—	—	(1,505)
Drawdown deferred capital obligations	—	—	—	—	—	(4,755)	(4,755)
Realized deferred gain	$—	$—	$—	$—	$(13,020)	$—	$(13,020)
Balance, December 31, 2018	$5,721	$1,689	$5,362	$—	$—	$—	$12,772

Current portion of other deferred liabilities	$476	$340	$1,093	$—	$—	$—	$1,909
Long term portion of other deferred liabilities	$5,245	$1,349	$4,269	$—	$—	$—	$10,863
(1) Bellatrix recognized a deferred financing obligation, a deferred gain and a deferred capital obligation pursuant to the sale of a 35% working interest in the Alder Flats Plant in 2016. The Phase 2 expansion project of the Alder Flats Plant was fully commissioned and began selling volumes mid-March 2018.

Bellatrix Exploration Ltd.	F-34

Onerous contracts result from unfavourable leases in which the unavoidable costs of meeting the obligations under the contracts exceed the economic benefits expected to be received. As at December 31, 2018, the Company recorded a provision of $5.4 million related to unoccupied office lease premises representing the minimum future payments that the Company is required to make. The onerous contract provision is expected to be settled in periods up to and including the year 2024.
Finance Lease Obligations
Finance leases are for the use of certain constructed facilities. The agreements expire in years 2030 to 2032, or earlier if certain circumstances are met. At the end of the term of each agreement, the ownership of the facilities is transferred to the Company. Assets under these finance leases at December 31, 2018 totaled $15.3 million (2017: $15.3 million, 2016: $15.3 million) with accumulated depreciation of $5.0 million (2017: $4.4 million, 2016: $3.7 million).
The following is a schedule of future minimum lease payments under the finance lease obligations:

Year ending December 31,	($000s)
2019	$1,317
2020	1,240
2021	1,164
2022	1,088
2023	1,011
Thereafter	5,514
Total lease payments	11,334
Amount representing implicit interest at 15.28%	(5,613)
Total lease obligation at December 31, 2018	$5,721

12.	SHAREHOLDERS’ CAPITAL
During the year ended December 31, 2018, as described in note 7, Bellatrix acquired and canceled US$24.1 million of the Senior Notes, issuing 19,900,032 common shares of Bellatrix in exchange.
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. All figures in the financial statements have been adjusted to reflect the 5:1 consolidation. The number of outstanding share options, Deferred Share Units, Restricted Awards and Performance Awards have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares. At December 31, 2018, no preferred shares have been issued. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends as may be declared by the Board of Directors from time to time; no dividends were declared by the Board of Directors during the years ended December 31, 2018, 2017 and 2016.

	2018		2017
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	49,378,026	$1,068,377	49,317,166	$1,068,084
Shares issued on settlement of Senior Notes (note 7)	19,900,032	31,306	—	—
Shares issued on settlement of share-based compensation	87,516	127	60,860	289
Shares issued on property acquisition, net of tax effect (note 9)	10,750,000	12,053	—	—
Flow through shares issued	793,651	1,143	—	—
Share issue costs on equity issue, net of tax effect	—	(387)	—	4
Balance, end of year	80,909,225	$1,112,619	49,378,026	$1,068,377

Bellatrix Exploration Ltd.	F-35

	2016
	Number	Amount ($000s)
Common shares, opening balance	38,392,782	$1,000,100
Shares issued on settlement of share-based compensation	55,953	285
Share issue costs on property acquisition, net of tax effect	—	(98)
Issued for cash on equity issue (1)	6,758,916	40,400
Share issue costs on equity issue, net of tax effect	—	(1,781)
Shares issued for property acquisition	4,109,515	29,178
Balance, end of year	49,317,166	$1,068,084
(1) In August 2016, Bellatrix issued 5,000,000 subscription receipts at a price of $6.00 per subscription receipt for total gross proceeds of $30 million. Proceeds were used to reduce indebtedness under the Company’s credit facilities. Additionally, in October 2016, Bellatrix issued 1,694,915 common shares on a “flow-through” basis in respect of Canadian Development Expenses (“CDE”) at a price of $5.90 per share resulting in gross proceeds of $10 million.

13.	REVENUE
Bellatrix sells its production pursuant to fixed and variable price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under the contracts, the Company is required to deliver a fixed or variable volume of crude oil, natural gas, condensate and NGLs to the contract counterparty. Revenue is recognized when a unit of production is delivered to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price.
The majority of crude oil and natural gas is sold under contracts of varying terms of up to one year. The majority of Bellatrix’s NGLs are sold pursuant to one multi-year contract. Revenues are typically collected on the 25th day of the month following production. Processing fees charged to third parties are generally earned under multi-year contracts at fixed fees that vary by volume.
The following table provides a summary of the Company’s revenue disaggregated by revenue source:

($000s)	2018	2017	2016
Crude oil and condensate	$51,761	$51,448	$60,546
NGLs (excluding condensate)	70,970	54,602	31,352
Crude oil, condensate and NGLs	122,731	106,050	91,898
Natural gas	100,405	137,775	128,226
Petroleum and natural gas sales	223,136	243,825	220,124
Other income (1)	5,576	5,574	7,750
Total revenue	$228,712	$249,399	$227,874
(1) Other income primarily consists of processing and other third party income.

At December 31, 2018, receivables from contracts with customers, which are included in accounts receivable, were $20.9 million (December 31, 2017: $25.3 million).
At December 31, 2018, the Company had the following contracts with customers for the sale of future production:

Commodity	Period	Volume	Price
NGL product mix	January 1, 2019 - March 31, 2026	10,000 bbl/d	Varying indices for the relative components of the product mix
Natural gas	January 1, 2019 - October 31, 2020	20,000 MMBtu/d	Chicago
Natural gas	January 1, 2019 - October 31, 2020	25,000 MMBtu/d	Dawn
Natural gas	January 1, 2019 - October 31, 2020	15,000 MMBtu/d	Malin

14.	SHARE-BASED COMPENSATION PLANS

Bellatrix Exploration Ltd.	F-36

The following tables provide a summary of the Company’s share-based compensation expense (recovery) for the years ended December 31, 2018, December 31, 2017 and December 31, 2016:

($000s)	2018	2017	2016
Share options expense	$334	$1,074	$2,565
Deferred share units expense (recovery)	(669)	(583)	834
Restricted awards expense (recovery)	(80)	178	241
Performance awards expense (recovery)	(88)	(137)	144
Share-based compensation expense (recovery) included in general and administrative expense	$(503)	$532	$3,784
Share-based compensation expense included in operating expense	$110	$167	$152
Total share-based compensation expense (recovery)	$(393)	$699	$3,936
The following tables provide a summary of the Company’s share options expense for the years ended December 31, 2018, December 31, 2017 and December 31, 2016:

($000s)	2018	2017	2016
Share options expense	$334	$1,074	$2,565
Share options expense capitalized	73	600	1,147
Gross share option expense	$407	$1,674	$3,712
The following table provides a summary of the Company’s share-based compensation liability balances within accounts payable and accrued liabilities:

($000s)	Deferred Share Units	Restricted Awards	Performance Awards	Total
Liability balance, December 31, 2018	$543	$321	$212	$1,076
Liability balance, December 31, 2017	$1,212	$754	$457	$2,423

a.	Share Option Plan
Bellatrix has a share option plan whereby the Company may grant share options to its officers, employees, consultants, and other service providers. Under this plan, the exercise price of each share option is not less than the volume weighted average trading price of the Company’s share price for the five trading days immediately preceding the date of grant. The maximum term of an option grant is five years. Option grants are non-transferable or assignable except in accordance with the share option plan and the holding of share options shall not entitle a holder to any rights as a shareholder of Bellatrix. Share options, entitling the holder to purchase common shares of the Company, have been granted to officers, employees, consultants, and other service providers of Bellatrix. One third of the initial grant of share options normally vests on each of the first, second, and third anniversary from the date of grant.
The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the years ended December 31, 2018 and 2017, and the weighted average assumptions used in their determination are as noted below:

	2018	2017	2016
Inputs:
Share price	$1.48	$4.27	$5.10
Exercise price	$1.48	$4.55	$5.10
Risk free interest rate (%)	2.0	0.9	0.6
Option life (years)	2.8	2.8	2.8
Option volatility (%)	65	71	73
Results:
Weighted average fair value of each share option granted	$0.64	$1.87	$2.35

Bellatrix Exploration Ltd.	F-37

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2017: 3% to 10%, 2016 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.
The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity
	Weighted Average Exercise Price	Number
Balance, December 31, 2015	$28.45	2,569,273
Granted	$5.10	581,820
Forfeited	$30.43	(287,735)
Expired	$26.03	(290,334)
Balance, December 31, 2016	$23.22	2,573,024
Granted	$4.55	185,000
Forfeited	$35.10	(877,956)
Expired	$17.12	(257,936)
Balance, December 31, 2017	$15.62	1,622,132
Granted	$1.48	95,000
Forfeited	$21.99	(722,800)
Expired	$36.00	(41,800)
Balance, December 31, 2018	$8.49	952,532
As of December 31, 2018, a total of 6,472,738 common shares were reserved for issuance on exercise of share options, leaving an additional 5,520,206 available for future share option grants.
Share Options Outstanding, December 31, 2018

			Outstanding			Exercisable
Exercise Price			At December 31, 2018	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At December 31, 2018	Weighted Average Exercise Price
$1.48	-	$2.67	95,000	$1.48	4.4	—	—
$2.68	-	$4.47	119,000	$3.85	3.5	39,665	$3.85
$4.48	-	$5.55	446,532	$5.10	2.6	332,688	$5.10
$5.56	-	$10.68	60,000	$6.00	3.3	20,000	$6.00
$10.69	-	$17.38	1,600	$15.68	1.2	1,600	$15.68
$17.39	-	$19.52	204,000	$18.75	1.4	204,000	$18.75
$19.53	-	$46.53	17,400	$33.10	0.7	17,400	$33.10
$46.54	-	$46.90	9,000	$46.89	0.5	9,000	$46.89
$1.48	-	$46.90	952,532	$8.49	2.6	624,353	$10.92

b.	Deferred Share Unit Plan
Under Bellatrix’s Deferred Share Unit Plan, the Company may grant to non-employee directors, deferred share units (“DSUs”). Each DSU is a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU. Participants of the DSU Plan may also elect to receive their annual remuneration in the form of DSUs. Subject to TSX and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction, in whole or in part, of any payment to be made upon the redemption of the DSUs. The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix).

Bellatrix Exploration Ltd.	F-38

DSU Continuity
Number
Balance, December 31, 2015	202,927
Granted	184,823
Exercised	(10,083)
Balance, December 31, 2016	377,667
Granted	260,381
Exercised	(120,150)
Balance, December 31, 2017	517,898
Granted	304,056
Balance, December 31, 2018	821,954

c.	Award Plan
Bellatrix has an Award Incentive Plan (“Award Plan”) where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. During 2016, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Award Plan. As a result, awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times.
RAs granted to employees vest in equal annual amounts over the course of three years. Each RA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date. Unvested RAs are forfeited at the time the holder’s employment with the Company ends, except on death in which case they vest immediately. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for RAs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding RAs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end.

RA Continuity
Number of RAs
Balance, December 31, 2015	318,762
Granted	284,771
Exercised	(113,457)
Forfeited	(63,681)
Balance, December 31, 2016	426,395
Granted	652,740
Exercised	(175,833)
Forfeited	(79,815)
Balance, December 31, 2017	823,487
Granted	880,200
Exercised	(317,840)
Forfeited	(202,846)
Balance, December 31, 2018	1,183,001
PAs vest on the third anniversary date of their issuance. Each PA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date, multiplied by a payout multiplier determined by the Company’s Board of Directors based on determined corporate performance measures. Unvested PAs are forfeited at the time the holder’s employment with the Company ends. Bellatrix incorporates an estimated forfeiture rate of 5% for PAs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding PAs are revalued at

Bellatrix Exploration Ltd.	F-39

each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the 5 trading days preceding period end.

PA Continuity
Number of PAs
Balance, December 31, 2015	249,240
Granted	145,085
Exercised	(70,430)
Forfeited	(20,560)
Balance, December 31, 2016	303,335
Granted	370,000
Exercised	(61,920)
Forfeited	(38,360)
Balance, December 31, 2017	573,055
Granted	335,800
Exercised	(77,870)
Forfeited	(67,910)
Balance, December 31, 2018	763,075

15.	INCOME TAXES
Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.
The provision for income taxes differs from the expected amount calculated by applying the combined 2018 federal and provincial corporate income tax rate of 27.0% (2017: 27.0%, 2016: 27.0%) to net profit (loss) before taxes. This difference results from the following items:

($000s)	2018	2017	2016
Expected income tax expense (recovery)	$(26,471)	$(20,506)	$(9,052)
Change in unrecognized deferred tax asset	69,805	44,114	—
Non-taxable portion of unrealized foreign exchange (gain) loss	3,972	(4,947)	(1,938)
Share based compensation expense	86	610	856
Flow through share issuance	309	108	2,700
Other	594	(3,964)	576
Deferred tax expense (recovery)	$48,295	$15,415	$(6,858)
The change in the unrecognized deferred tax asset in 2017 was a result of the completion of the non-core property disposition in the second quarter of 2017.

Bellatrix Exploration Ltd.	F-40

The components of the net deferred tax asset at December 31, 2018 are as follows:

($000s)	2018	2017
Deferred tax liabilities:
Risk management contract asset	(3,549)	(8,943)
Convertible Debentures	(2,122)	(2,616)
Deferred tax assets:
Property, plant and equipment and exploration and evaluation assets	$5,280	$(6,845)
Senior Notes	—	756
Finance lease obligation	—	1,860
Onerous lease	—	—
Deferred financing obligation	—	406
Deferred gain on sale	—	3,515
Risk management contract liability	—	1,206
Decommissioning liabilities	—	16,365
Share issue costs	391	840
Non-capital losses	—	40,850
Other	—	904
Deferred tax asset (liability)	$—	$48,298
Deferred income tax expense (recovery) is a non-cash item relating to temporary differences between the accounting and tax basis of Bellatrix's assets and liabilities. As at December 31, 2018, Bellatrix was in a net unrecognized deferred tax asset position due to uncertainty of Bellatrix's ability to realize the tax assets in future years (refer to note 2 (c)). This resulted in a non-cash deferred tax expense of $70.2 million during the year ended December 31, 2018 related to the unrecognized benefit of deductible temporary differences in excess of taxable temporary differences of approximately $165 million and non-capital loss carry forwards of $133 million. As at December 31, 2018, Bellatrix had approximately $1.40 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $133 million that expire in years 2025 through 2036.
A continuity of the net deferred income tax asset (liability) for 2018 and 2017 is provided below:

($000s)	Balance, January 1, 2018	Recognized in profit (loss)	Recognized in equity	Balance, December 31, 2018
Property, plant and equipment and exploration and evaluation assets	$(6,845)	$6,845	$—	$—
Decommissioning liabilities	16,365	(16,365)	—	—
Risk management contract asset	(8,943)	8,943	—	—
Risk management contract liability	1,206	(1,206)	—	—
Share issue costs	840	(983)	143	—
Non-capital losses	38,915	(38,915)	—	—
Finance lease obligation	1,860	(1,860)	—	—
Onerous lease	—	—	—	—
Deferred financing obligation	406	(406)	—	—
Deferred gain on sale	3,515	(3,515)	—	—
Alberta non-capital losses greater than Federal non-capital losses	1,935	(1,935)	—	—
Senior Notes	756	(756)	—	—
Convertible Debentures	(2,616)	2,616	—	—
Other	904	(758)	(146)	—
Total	$48,298	$(48,295)	$(3)	$—

Bellatrix Exploration Ltd.	F-41

($000s)	Balance, January 1, 2017	Recognized in profit (loss)	Recognized in equity	Balance, December 31, 2017
Property, plant and equipment and exploration and evaluation assets	$(12,555)	$5,710	$—	$(6,845)
Decommissioning liabilities	16,967	(602)	—	16,365
Risk management contract asset	—	(8,943)	—	(8,943)
Risk management contract liability	4,477	(3,271)	—	1,206
Share issue costs	1,950	(1,110)	—	840
Non-capital losses	38,895	20	—	38,915
Finance lease obligation	2,276	(416)	—	1,860
Deferred capital obligation	5,910	(5,910)	—	—
Deferred financing obligation	2,032	(1,626)	—	406
Deferred gain on sale	2,890	625	—	3,515
Alberta non-capital losses greater than Federal non-capital losses	1,935	—	—	1,935
Senior Notes	418	338	—	756
Convertible Debentures	(3,028)	412	—	(2,616)
Other	1,546	(642)	—	904
Total	$63,713	$(15,415)	$—	$48,298

($000s)	Balance, January 1, 2016	Recognized in profit (loss)	Recognized in equity	Balance, December 31, 2016
Property, plant and equipment and exploration and evaluation assets	$(12,142)	$(413)	$—	$(12,555)
Decommissioning liabilities	26,034	(9,067)	—	16,967
Risk management contract asset	(3,600)	3,600	—	—
Risk management contract liability	105	4,372	—	4,477
Share issue costs	2,520	(1,264)	694	1,950
Non-capital losses	40,766	(1,871)	—	38,895
Finance lease obligation	2,717	(441)	—	2,276
Deferred capital obligation	—	5,910	—	5,910
Deferred financing obligation	—	2,032	—	2,032
Deferred gain on sale	—	2,890	—	2,890
Alberta non-capital losses greater than Federal non-capital losses	1,935	—	—	1,935
Senior Notes	(65)	483	—	418
Convertible Debentures	—	66	(3,094)	(3,028)
Other	985	561	—	1,546
Total	$59,255	$6,858	$(2,400)	$63,713

16.	FINANCE INCOME AND EXPENSES

($000s)	2018	2017	2016
Interest on Credit Facilities (1)	$4,302	$2,194	$13,516
Interest on Second Lien Notes (2)	3,224	—	—
Interest on Senior Notes (2)	26,219	30,378	30,771
Interest on Convertible Debentures (2)	5,681	5,381	2,063
Accretion on decommissioning liabilities (non-cash)	1,328	1,287	1,713
Finance expense	$40,754	$39,240	$48,063

Bellatrix Exploration Ltd.	F-42

(1)	Includes interest at a floating rate, for the year ended December 31, 2018. The weighted average interest rates for amounts borrowed under the Credit Facilities was 4.42%.

(2)	Includes amortized costs related to the issuance of the Second Lien Notes, Senior Notes and Convertible Debentures (detailed in note 7).

17.	FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its Second Lien Notes and Senior Notes. The Second Lien Notes and Senior Notes are translated from United States dollars to Canadian dollars using the closing foreign exchange rate for the period with an unrealized foreign exchange gain or loss included in earnings in the period. Realized and unrealized foreign exchange gains and losses are recognized as Second Lien Notes and Senior Notes and other minor foreign currency based transactions are translated and settled during the period.
During the second quarter of 2018 Bellatrix terminated, at no cost, $62.5 million of United States dollar foreign exchange forward purchase contracts which had a maturity date in May 2020.

($000s)	2018	2017	2016
Unrealized gain (loss) on foreign exchange	(18,617)	22,165	9,939
Unrealized gain (loss) on foreign exchange contracts	3,422	(3,867)	(2,021)
Total Unrealized gain (loss) on foreign exchange	$(15,195)	$18,298	$7,918
Realized gain (loss) on foreign exchange	$(8,296)	$(797)	$277
Gain (loss) on foreign exchange	$(23,491)	$17,501	$8,195

Bellatrix Exploration Ltd.	F-43

18.	PER SHARE AMOUNTS
The calculation of basic earnings per share for the year ended December 31, 2018 was based on a net loss of $146.3 million (2017: net loss of $91.4 million, 2016: net loss of $26.7 million).

	2018	2017	2016
Basic common shares outstanding	80,909,225	49,378,026	49,317,165
Fully dilutive effect of:
Share options outstanding	952,532	1,622,132	2,573,024
Shares issuable on conversion of Convertible Debentures	6,172,840	6,172,840	6,172,840
Warrants outstanding	3,088,205	—	—
Fully diluted common shares outstanding	91,122,802	57,172,998	58,063,029
Weighted average shares outstanding	59,734,872	49,351,848	42,821,013
Dilutive effect of share options, Convertible Debentures and Warrants (1)	—	—	—
Diluted weighted average shares outstanding	59,734,872	49,351,848	42,821,013
Net (loss) profit per share - basic	$(2.45)	$(1.85)	$(0.62)
Net (loss) profit per share - diluted	$(2.45)	$(1.85)	$(0.62)

(1)
For the year ended December 31, 2018, a total of 952,532 (2017: 1,622,132, 2016: 2,573,024) share options, 6,172,840 (2017: 6,172,840, 2016: 6,172,840) shares issuable on conversion of Convertible Debentures and 3,088,205 Warrants (2017: nil, 2016: nil) were excluded from the calculation as they were anti-dilutive.

19.	COMMITMENTS
The following is a summary of Bellatrix’s commitments as at December 31, 2018:

($000s)	1 Year	2-3 Years	4-5 Years	More than 5 years	Total
Operating leases (1)	$22,433	$41,107	$33,782	$14,745	$112,067
Transportation and processing agreements (2)	$53,943	$92,147	$66,161	$101,882	$314,133
(1) Operating leases is comprised of the Company’s commitment for office space, net of recoveries and gross operating leases for field equipment. The Company is committed to payments under fixed term operating leases for office space which do not currently provide for early termination.
(2) Transportation agreements is comprised of commitments to third parties to transport natural gas. Processing agreements is comprised of commitments to process natural gas and natural gas liquids through processing facilities.
Bellatrix has commitments of 60,000 MMbtu/d under its physical market diversification contracts, refer to note 13.
Bellatrix is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on Bellatrix’s results of operations or cash flows.
Bellatrix and Keyera Partnership ("Keyera") have entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.

Bellatrix Exploration Ltd.	F-44

20.	RELATED PARTY TRANSACTIONS
Key Management Compensation
Key management includes officers and directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services is shown below:

($000s)	2018	2017	2016
Short-term employee benefits (1)	$4,805	$4,901	$3,933
Share-based compensation (2)	(431)	452	2,509
Total key management compensation	$4,374	$5,353	$6,442
(1) Includes termination benefits for the year ended December 31, 2018 of nil (2017: $1.3 million, 2016: nil).
(2) Share-based compensation includes share options, RAs, PAs, and DSUs.
Bellatrix retained one of its directors, Steven J. Pully, who has substantial expertise in debt refinancing transactions, to act as special advisor to a special committee of independent directors (the "Special Committee") that was formed to facilitate and lead the Company's refinancing efforts. As a result of the significant increase in the amount of time Mr. Pully was expected to spend performing in this new role, the Company and Mr. Pully entered into an agreement (the “Advisor Agreement”) pursuant to which Mr. Pully would earn a monthly retainer of $35,000 per month for his services, and could earn additional fees upon the completion of pre-established refinancing milestones. As a result of the successful completion of the Second Lien Refinancing, Mr. Pully earned fees of $1.1 million pursuant to the Advisor Agreement through December 31, 2018.

21.	SUPPLEMENTAL DISCLOSURES

($000s)	2018	2017	2016
Changes in non-cash working capital items:
Accounts receivable	$8,717	$(6,445)	$18,034
Loans receivable	—	15,000	—
Deposits and prepaid expenses	193	1,496	2,925
Accounts payable and accrued liabilities	(10,958)	(3,578)	(32,127)
Total	$(2,048)	$6,473	$(11,168)
Changes related to:
Operating activities	$16,692	$(272)	$(443)
Financing activities	(6,371)	16,353	601
Investing activities	(12,369)	(9,608)	(11,326)
Total	$(2,048)	$6,473	$(11,168)
Statement of Profit (Loss) and Comprehensive Income (Loss) Presentation
A mixed presentation of nature and function was used for the Company’s presentation of operating expenses in the Statement of Profit (Loss) and Comprehensive Income (Loss) for the current and comparative years. General and administrative expenses are presented by their function. Other expenses, including production, transportation, depletion and gain (loss) on dispositions are presented by their nature. Such presentation is in accordance with industry practice.
Total employee compensation costs included in total production and general administrative expenses in the Statements of Profit (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2018, 2017 and 2016 are detailed in the following table:

($000s)	2018	2017	2016
Production	$7,169	$7,860	$8,360
General and administrative (1)	13,399	19,274	11,616
Employee compensation	$20,568	$27,134	$19,976
(1) Amount shown is net of capitalization.

Bellatrix Exploration Ltd.	F-45

22.	SUBSEQUENT EVENT
On March 29, 2019, Bellatrix announced a proposed recapitalization transaction (the “Recapitalization Transaction”) which involves, among other things, an exchange of all of Bellatrix’s: (i) outstanding 8.5% senior unsecured notes due 2020 (the “Senior Unsecured Notes”), in the aggregate principal amount of approximately US$145.8 million, plus US$2 million of accrued interest, for, in the aggregate and taking into account early consent consideration, a combination of US$50 million of new second lien notes (“New Second Lien Notes”) due September 2023, US$50 million of new third lien notes due December 2023 (the “New Third Lien Notes”) and approximately 51% of the outstanding common shares (“Common Shares”) in the capital of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction (the “Senior Unsecured Noteholder New Common Share Pool”); and (ii) outstanding 6.75% convertible debentures due 2021 (the “Convertible Debentures”) for, in the aggregate and taking into account early consent consideration, approximately 32.5% of the outstanding Common Shares immediately following the implementation of the Recapitalization Transaction. Upon completion of the Recapitalization Transaction, existing shareholders (the “Existing Shareholders”) will retain their existing Common Shares, subject to a share consolidation (the “Share Consolidation”) to be implemented as part of the Recapitalization Transaction, such that Existing Shareholders will own approximately 16.5% of the Common Shares outstanding immediately following implementation of the Recapitalization Transaction.
The Recapitalization Transaction will be implemented by way of a corporate plan of arrangement (a “CBCA Plan”) under the Canada Business Corporations Act (the “CBCA”). Completion of the Recapitalization Transaction will be subject to, among other things, approval of the CBCA Plan by the Senior Unsecured Noteholders and Convertible Debentureholders, other stakeholder approvals as may be required by the Ontario Superior Court of Justice (Commercial List) (the “Ontario Court”) and the TSX, any applicable regulatory approvals and the approval of the Court.  In connection with the completion of the Recapitalization Transaction, the Company has also agreed to (i) amend the exercise price of the warrants issued to the holders of Existing Second Lien Notes (the “Existing Second Lien Noteholders”) to reflect plan equity value; and (ii) issue to the Existing Second Lien Noteholders additional warrants which, together with those warrants currently held by such holders, would be exercisable for Common Shares equal to approximately 5% of the number of Common Shares outstanding immediately following the implementation of the Recapitalization Transaction. The Common Shares issuable to such warrants upon exercise would dilute all Common Shares outstanding following the completion of the Recapitalization Transaction, including the new Common Shares issued to the Senior Unsecured Noteholders and the Convertible Debentureholders pursuant to the Recapitalization Transaction.  In connection with the Recapitalization Transaction, it is anticipated that Bellatrix will continue from the Business Corporations Act (Alberta) (“ABCA”) to the CBCA ( the “Continuance”). Transaction costs of the Recapitalization Transaction for 2019 are expected to be $10.4 million.

The Company has executed support agreements (the “Support Agreements”) with holders (the “Initial Consenting Noteholders”) of approximately 90% of the Senior Unsecured Notes and a holder (the “Initial Consenting Debentureholder”) of approximately 50% of the Convertible Debentures. Pursuant to the Support Agreements, the Initial Consenting Noteholders and the Initial Consenting Debentureholder have, among other things, agreed to support the Recapitalization Transaction.  The Company has also entered into consent agreements (the “Consent Agreements”) with the Existing Second Lien Noteholders, and the lenders (the “First Lien Lenders”) under the Company’s Credit Facility, pursuant to which the Existing Second Lien Noteholders and the First Lien Lenders have, among other things, agreed to waive certain potential defaults under the terms and conditions of the Existing Second Lien Notes and Credit Facility which may result from the Company’s commencement of proceedings under the CBCA, subject to the terms of those agreements. It is a condition to completion of the Recapitalization Transaction that the Company's existing Credit Facilities (which currently matures on November 30, 2019) be extended for a one-year term on terms substantially similar to those currently in place.

On April 16, 2019, Bellatrix obtained an interim order (the “Interim Order”) from the Ontario Court authorizing, among other things, the holding of meetings of the holders of the Senior Unsecured Notes, Convertible Debentures, and the Company’s common shares, in each case to consider and vote upon a corporate plan of arrangement (the “Plan of Arrangement”) under the Canada Business Corporations Act (the “CBCA”) to implement the Recapitalization Transaction.  The meetings have been scheduled for May 23, 2019 in Calgary.

Bellatrix Exploration Ltd.	F-46

BELLATRIX EXPLORATION LTD.
SUPPLEMENTARY OIL AND GAS INFORMATION - (UNAUDITED)
The following disclosures have been prepared by Bellatrix Exploration Ltd. (“Bellatrix”) in accordance with Accounting Standards Codification 932 “Extractive Activities - Oil and Gas” (“ASC 932”) issued by the Financial Accounting Standards Board. Bellatrix prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and prepares and files its reserves information under National Instrument 51-101 - Standards of Disclosure of Oil and Gas Activities (“NI 51-101”) which prescribes the standards for the preparation and disclosure of reserves and related information for companies subject to continuous disclosure obligations in Canada.  There are significant differences between reserves disclosure under NI 51-101 and the requirements of the United States Securities and Exchange Commission (the “SEC”), including the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs.  For the purposes of determining proved crude oil and natural gas reserves for SEC requirements as at December 31, 2018, 2017 and 2016, Bellatrix used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  Therefore, the difference between the reported numbers under the two disclosure standards can be material.

NET PROVED OIL AND NATURAL GAS RESERVES

Bellatrix engaged an independent qualified reserve evaluator, InSite Petroleum Consultants Ltd. (“InSite”), to evaluate Bellatrix’s proved developed and proved undeveloped oil and natural gas reserves.  As at December 31, 2018, 2017 and 2016, all of Bellatrix’s oil and natural gas reserves are located in Canada. The changes in our net proved reserve quantities are outlined below.

Net reserves include Bellatrix’s remaining working interest and royalty reserves, less all Crown, freehold, and overriding royalties and other interests that are not owned by Bellatrix.

Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that can be estimated with a high degree of certainty to be economically recoverable under existing economic and operating conditions.

Proved developed reserves are those proved reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production. Proved developed reserves may be subdivided into producing and non-producing.

Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Bellatrix cautions users of this information as the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity.

Bellatrix Exploration Ltd.	F-47

YEAR ENDED DECEMBER 31, 2018
CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Crude Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
December 31, 2017	1,384.7	34,167.4	566,729	130,007.0
Revisions of previous estimates	120.7	7,199.9	13,462	9,564.3
Improved recovery	—	—	—	—
Purchases of minerals in place	197.8	4,384.6	59,448	14,490.4
Extensions and discoveries	—	1,573.6	23,825	5,544.5
Production	(104.5)	(2,319.9)	(50,210)	(10,792.7)
Sales of minerals in place	—	—	(96)	(16.0)
December 31, 2018	1,598.7	45,005.6	613,159	148,797.5

Proved Developed Reserves
Beginning of year	848.0	12,544.2	233,956	52,384.8
End of year	795.5	17,792.7	268,543	63,345.3
Proved Undeveloped Reserves
Beginning of year	536.7	21,623.2	332,773	77,622.1
End of year	803.2	27,212.9	344,616	85,452.1
Total (2)	1,598.7	45,005.6	613,159	148,797.5
YEAR ENDED DECEMBER 31, 2017
CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Crude Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
December 31, 2016	983.4	19,477.8	401,814	87,430.2
Revisions of previous estimates	827.6	10,211.6	122,084	31,386.5
Improved recovery	—	—	—	—
Purchases of minerals in place	—	2,572.1	42,505	9,656.2
Extensions and discoveries	7.9	5,572.3	90,505	20,664.4
Production	(171.9)	(2,048.5)	(53,750)	(11,178.7)
Sales of minerals in place	(262.3)	(1,617.9)	(36,429)	(7,951.7)
December 31, 2017	1,384.7	34,167.4	566,729	130,007.0

Proved Developed Reserves
Beginning of year	943.6	8,631.7	196,841	42,382.1
End of year	848.0	12,544.2	233,956	52,384.8
Proved Undeveloped Reserves
Beginning of year	39.8	10,846.2	204,973	45,048.1
End of year	536.7	21,623.2	332,773	77,622.1
Total (2)	1,384.7	34,167.4	566,729	130,007.0

(1)	Columns may not add due to rounding.

(2)	Bellatrix does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

Bellatrix Exploration Ltd.	F-48

YEAR ENDED DECEMBER 31, 2016
CONSTANT PRICES AND COSTS

Net Proved Developed and Proved Undeveloped Reserves (1)	Crude Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
December 31, 2015	6,444.9	17,272.8	323,845	77,691.9
Revisions of previous estimates	(1,897.5)	1,559.9	62,259	10,038.8
Improved recovery	—	—	—	—
Purchases of minerals in place	—	1,371.0	30,029	6,375.8
Extensions and Discoveries	19.0	3,440.0	66,415	14,528.2
Production	(652.0)	(2,174.0)	(56,892)	(12,307.9)
Sales of minerals in place	(2,931.0)	(1,991.9)	(23,842)	(8,896.6)
December 31, 2016	983.4	19,477.8	401,814	87,430.2

Proved Developed Reserves
Beginning of year	3,865.7	8,926.3	168,903	40,942.5
End of year	943.6	8,631.7	196,841	42,382.1
Proved Undeveloped Reserves
Beginning of year	2,579.2	8,346.5	154,942	36,749.4
End of year	39.8	10,846.2	204,973	45,048.1
Total (2)	983.4	19,477.8	401,814	87,430.2

(1)	Columns may not add due to rounding.

(2)	Bellatrix does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.
The reconciliation of Bellatrix reserves from 2017 to 2018 includes positive revisions of previous estimates of 9,564.3 mboe from the previous year. This is comprised of positive revisions to previous estimates of 15,026.3 mboe, largely due to the increased NGL’s resulting from the Phase 2 startup of the new Bellatrix deep cut gas plant, in addition to new wells exceeding previous expectations and existing wells outperforming the reserves assigned in the previous year. To offset this, a negative 5,462.0 mboe of the total was due to a decrease in constant pricing which caused some previously economic wells to become uneconomic.
The reconciliation of Bellatrix reserves from 2016 to 2017 includes positive revisions of previous estimates of 31,386.5 mboe from the previous year. 19,379.8 mboe of the total, or 62%, was due to increases in constant pricing which enabled previously uneconomic wells to recover in the current year. The remaining 12,006.7 mboe, or 38%, was due to new wells exceeding previous expectations and existing wells outperforming the reserves assigned in the previous year. In 2017, there were no material changes caused by proved undeveloped locations becoming uneconomic.
The reconciliation of Bellatrix reserves from 2015 to 2016 includes positive revisions of previous estimates of 10,038.8 mboe from the previous year. 9,668.2 mboe of the total, or 96%, was due to new wells exceeding previous expectations and existing wells outperforming the reserves assigned in the previous year, and the remaining revisions were due to a variety of immaterial factors, including gas shrinkage. In 2016, there were no material changes caused by proved undeveloped locations becoming uneconomic.
Bellatrix continued development of its Spirit River natural gas play in 2016, 2017 and 2018. The quantity of reserves attributed to Extensions and Discoveries was substantial at 19% in 2016, 24% in 2017 and to a lesser extent in 2018 at 4% of opening balance reserves. In all years, producing extensions and additional reserves were due not only to the highly successful development program referenced above, but due to competitor development of offsetting lands helping to define the extent of the play and extend the proven component of the Company’s reserves over additional lands.

In 2018 the Corporation completed two partial acquisition/buy-up’s of its joint venture partner’s production and future reserves adding 14,490.4 mboe. During the year in 2017 and 2018 the Corporation also swapped lands with various other partners to consolidate and increase its operating position in its core Ferrier Spirit River play. Sales of minerals in place for 2018 was negligible at 16.0 mboe.

Bellatrix Exploration Ltd.	F-49

In 2016, the Corporation completed the partial acquisition/buy-up of its joint venture partner’s production during the year and in 2016 and 2017 also swapped lands with various other partners to consolidate and increase its operating position in its core Ferrier Spirit River play. Offsetting this activity, property divestments occurred in several non-core properties, including, in 2016, the divestment of its Pembina Cardium oil property, Harmattan Cardium oil property and Mannville gas property and, in 2017, the divestment of a portion of its West Pembina Cardium oil property and its Strachan gas property. Purchases and Sales largely offset each other at 8% and 11% (2016) and 11% and 9% (2017) of the opening reserve balance.

CAPITALIZED COSTS

As at December 31, (in thousands of Canadian dollars)	2018	2017	2016
Proved oil and gas properties	1,995,595	1,916,791	2,091,014
Unproved oil and gas properties	17,707	22,731	29,246
Total capitalized costs	2,013,302	1,939,522	2,120,260
Accumulated depletion and depreciation	(843,144)	(742,653)	(808,643)
Net capitalized costs	1,170,158	1,196,869	1,311,617
COSTS INCURRED

For the years ended December 31, (in thousands of Canadian dollars)	2018	2017	2016
Property acquisition (disposition) costs (1)
Proved oil and gas properties	27,045	(110,429)	(445,350)
Unproved oil and gas properties	1,427	4,007	1,360
Exploratory costs (2)	4	818	336
Development costs (3)	49,647	121,822	78,992
Capital expenditures	78,123	16,218	(364,662)
(1) Acquisitions are net of dispositions of properties.
(2) Cost of geological and geophysical capital expenditures and costs on exploratory plays.
(3) Includes equipping and facilities capital expenditures.

For the years ended December 31, (in thousands of Canadian dollars)	2018	2017	2016
Revenue, net of royalties and commodity contracts	217,377	302,000	199,605
Production costs	(97,526)	(111,816)	(113,589)
Transportation costs	(27,285)	(23,549)	(12,108)
Depletion, depreciation and impairment	(107,426)	(133,802)	127,482
Income taxes (1)	—	—	—
Results of operations	(14,860)	32,833	201,390
(1) Bellatrix is currently not cash taxable.
STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN
The standardized measure of discounted future net cash flows is based on estimates made by InSite of net proved reserves. Future cash inflows are computed based on constant prices and cost assumptions applied against annual future production from proved crude oil and gas reserves. Future development and production costs are based on constant price assumptions and assume the continuation of existing economic conditions. Constant prices are the average of the first day prices of each month for the prior calendar 12 month period. Future income taxes are calculated by applying statutory income tax rates. Bellatrix is currently not cash taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

Bellatrix cautions users of this information that the discounted future net cash flows relating to proved oil and gas reserves are neither an indication of the fair market value of our oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas

Bellatrix Exploration Ltd.	F-50

prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10% is arbitrary and may not appropriately reflect future interest rates.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves are as follows:

(in thousands of Canadian dollars)	2018	2017	2016
Future cash inflows	2,538,875	2,603,521	1,432,343
Future production costs (1)	1,141,498	1,256,836	812,069
Future development costs	482,031	467,117	253,612
Undiscounted pre-tax cash flows	915,346	879,568	366,662
Future income taxes (2)	—	—	—
Future net cash flows	915,346	879,568	366,662
Less 10% annual discount factor	459,798	428,986	182,690
Standardized measure of discounted future net cash flows	455,548	450,582	183,972

(1)
Future production costs include 11.3 million (2016), $13.6 million (2017) and $14.8 million (2018) related to future abandonment and reclamation costs associated with wells having attributed reserves and for dedicated facilities required to produce these reserves.  The estimate of future abandonment and reclamation costs excludes asset retirement obligations and reclamation costs relating to non-reserves wells and for non-dedicated gathering systems, batteries, plants and processing facilities.  The incremental asset retirement obligation not included in the disclosure of estimated future net revenue was $17.3 million on a discounted basis and $83.7 million on an undiscounted basis in 2018, $11.8 million on a discounted basis and $81.0 million on an undiscounted basis in 2017 and $13.8 million on a discounted basis and $86.7 million on an undiscounted basis in 2016.

(2)	Bellatrix's available tax pools exceed Bellatrix's cash flows.
The reconciliation of changes in standardized measure of future cash flows discounted at 10% per year relating to proved oil and gas reserves is as follows:

(in thousands of Canadian dollars, all changes except income taxes pretax)	2018	2017	2016
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves, at beginning of year	450,582	183,972	363,584
Net change in sales and transfer prices related to future production (1)	(163,195)	195,827	(299,773)
Changes in estimated future development costs	50,029	(46,872)	(7,556)
Sales and transfers of oil and gas produced during the period (2)	(74,536)	(84,500)	(83,540)
Changes from extensions, discoveries, and improved recovery (3)	28,358	67,974	29,554
Changes from purchases of minerals in place (3)	44,341	41,144	19,074
Changes from dispositions of minerals in place (3)	74	(22,879)	(71,118)
Changes from revisions in quantity estimates (3)	45,981	59,774	151,507
Previously estimated development costs during the period	—	22,181	28,500
Accretion of discount (4)	45,058	18,397	36,358
Other (5)	28,857	15,564	17,383
Net change in income tax (6)	—	—	—
Standardized measure of discounted future net cash flows relating to proved oil and gas reserves, at end of year (7)	455,548	450,582	183,972

(1)	The effect of changes in prices and costs has been computed before the effects of changes in quantities.

(2)	Company actual before income taxes, excluding general and administrative expenses.
(3)Stated at prices used in estimating proved oil and gas reserves and year-end costs.
(4)The increase in the value of a discounted instrument as time passes.  Calculated as 10% of net present value at the beginning of the period.
(5)Includes changes to actual prices received versus forecast, actual versus forecast production from the prior period, development timing, operating costs, and royalty rates.
(6)The net change in the estimate of future income taxes that will be due on future pretax net cash flows relating to proved oil and gas reserves.
(7)Columns may not add due to rounding.

Bellatrix Exploration Ltd.	F-51